As filed with the Securities and Exchange Commission on November 17, 2006

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM SB-2

REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

MedicalCV, Inc.

(Name of Small Business Issuer in its Charter)

Minnesota	3841	41-1717208
(State or Other Jurisdiction	(Primary Standard	(I.R.S. Employer
of Incorporation)	Industrial Classification)	Identification Number)
	Code Number)

9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Eapen Chacko
Vice President, Finance and Chief Financial Officer
MedicalCV, Inc.
9725 South Robert Trail
Inver Grove Heights, Minnesota 55077
(651) 452-3000

(Name, Address, and Telephone Number of Agent for Service)

COPIES TO:

Avron L. Gordon, Esq.
Brett D. Anderson, Esq.
Briggs and Morgan, P.A.
2200 IDS Center

80 South Eighth Street
Minneapolis, MN 55402
(612) 977-8400 (phone)

(612) 977-8650 (fax)

Approximate Date of Commencement of Proposed Sale to the Public: As soon as practicable after the effective date of this registration statement.

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: ☐

If any securities being offered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per unit(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee(3)
Common Stock, $0.01 par value	892,857	$3.825	$3,415,178.03	$365.42

(1)             Pursuant to Rule 416 under the Securities Act, this registration statement also covers such additional securities as may become issuable to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2)             Estimated solely for the purpose of calculating the registration fee under Rule 457(c) of the Securities Act and based upon the average high and low sale prices for one share of common stock on November 13, 2006, as reported on the OTC Bulletin Board.

(3)             Pursuant to Rule 457(p), the registration fee currently due for this Registration Statement on Form SB-2 ($365.42) is being offset against the registration fee of $3,691.50 previously paid with the Registration Statement on Form SB-2 of MedicalCV, Inc., Registration No. 333-134315, initially filed on May 19, 2006 and subsequently withdrawn.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED NOVEMBER 17, 2006

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

MEDICALCV, INC.

892,857 Shares of Common Stock

The shareholders of MedicalCV, Inc. identified under “Selling Shareholders” are offering and selling 892,857 shares of common stock under this prospectus, including 178,571 shares issuable upon the exercise of warrants. We issued these shares and warrants in October 2006. We will receive none of the proceeds from the sale of the shares by the selling shareholders, except for the exercise price of the warrants, if and when such warrants are exercised, assuming the exercise price is paid in cash, by the selling shareholders.

Our common stock trades on the OTC Bulletin Board under the symbol “MCVI.”  On November 13, 2006, the last reported sale price of our common stock was $3.80 per share.

Investing in our common stock involves a high degree of risk.
See “Risk Factors” beginning on page 6.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the common stock, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is

If it is against the law in any state to make an offer to sell these shares, or to solicit an offer from someone to buy these shares, then this prospectus does not apply to any person in that state, and no offer or solicitation is made by this prospectus to any such person.

You should rely only on the information contained in this prospectus. We have not authorized any person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to distribute or sell these securities in any jurisdiction where the distribution or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

In this prospectus, unless we state otherwise or the context requires, references to “MedicalCV,” “we,” “us,” “our,” and similar references refer to MedicalCV, Inc.

i

PROSPECTUS SUMMARY

This summary highlights some important information regarding our business. It is qualified in its entirety by, and should be read in conjunction with, the more detailed information, financial statements and accompanying notes appearing elsewhere in this prospectus. We urge you to read the entire prospectus carefully, especially the risks of investing in our securities discussed under “Risk Factors,” before you decide to buy our securities.

MedicalCV, Inc.

Our Business

Our ATRILAZE™ system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery. We acquired the initial technology in August 2003 and we have developed several generations of products beyond the initial technology purchase.

Our ATRILAZE surgical ablation system has received three FDA 510(k) clearances:

•       In November 2004, our hand-held wand received FDA 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures. Indications include the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In October 2005, our malleable hand-held wand received FDA 510(k) clearance for delivery of 810nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In April 2006, both hand-held devices received FDA 510(k) clearance for delivery of 1064nm laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

In May 2006, we filed an application for FDA 510(k) clearance for our minimally invasive system. We expect to introduce this system for commercial use in the second half of 2006.

In October 2006, we received notices from the United States Patent and Trademark Office that it will allow four of our patent applications covering various methods and apparatus for treating tissue including treatments for atrial fibrillation, or AF. This intellectual property coverage provides protection for use of both our minimally invasive system and our surgical wand products.

The ATRILAZE system with its laser technology platform is currently being utilized to ablate cardiac tissue concomitantly, or in conjunction with, open-heart surgical procedures. Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting.

Background and Market

AF is the most commonly occurring cardiac arrhythmia. AF is an erratic heartbeat that causes the atria to contract rapidly and ineffectively and is associated with abnormal electrical impulses that alter a patient’s normal cardiac function. AF reduces cardiac output, is a major precursor to congestive heart failure, and is associated with an increased incidence of stroke. Patients afflicted with AF are five times more likely to suffer a stroke and are more likely to suffer increased mortality at an earlier age. According to the Framingham Study published in 2004, one in four people over 40 years of age in United States has a lifetime risk of developing AF and the incidence of AF increases with age. More than 5.0 million people worldwide are afflicted with AF. Of the approximately 5.0 million, approximately 2.5 million Americans are afflicted with AF, with more than 200,000 new diagnoses each year. The annual market for open-chest surgical AF procedures is expected to reach $190 million to $250 million. The projected annual market for stand-alone, minimally invasive AF surgical procedures is expected to reach $2.1 billion.

There are currently four primary treatment modalities for AF with a wide range of success and morbidity rates: drugs, implantable devices, catheter-based treatment and surgery. There are two types of surgical approaches to treating AF: the classic Maze procedure and the modified Maze procedure. The classic Maze procedure is a maximally invasive, technically difficult and time-consuming procedure performed to create lesion lines using the surgeon’s scalpel to interrupt the erratic electrical impulses that cause AF. The modified Maze procedure was designed to address the significant technical challenges associated with the classic Maze procedure and uses ablation techniques rather than a scalpel to achieve lesion transmurality. Both procedures are performed concomitantly with either mitral valve or coronary artery bypass surgery.

A number of energy sources are currently used to ablate cardiac tissue in a modified Maze procedure: cryothermy, monopolar and bipolar radiofrequency, microwave, ultrasound and laser. These energy sources are used to create transmural lesions which interrupt the abnormal electrical impulses that cause AF.

There is currently an interest among both hospitals and physicians to use minimally invasive procedures in a stand-alone, closed-chest, beating heart setting. While the systems that utilize these energy sources have achieved some acceptance in open-chest concomitant procedures, we believe current systems do not address the needs of the minimally invasive market because of either design or performance limitations. In part, this is because most of these systems were not designed specifically for minimally invasive applications, but rather modified in an attempt to adapt them for that application.

Laser technology has a long history of use in numerous surgical procedures. Laser devices are valued for their coherent energy source which can create precise tissue ablations. Different wavelength lasers can be selected depending on the desired depth of penetration and absorption characteristics of the target and surrounding tissues. Many cardiovascular surgeons are already comfortable with laser devices, using them to bore small holes in the heart to achieve transmyocardial revascularization for patients with persistent angina. The small diameter and flexibility of the laser fiber make it possible to design a low-profile device that can be introduced into the body through a minimally invasive access port. In contrast, other devices, because they were designed for open-chest procedures, require large incisions or use energy sources that are not ideal for the creation of transmural lesions in a closed-chest, beating heart setting.

We have begun providing the ATRILAZE surgical ablation system, which includes a hand-held wand, to select centers for surgical ablation in concomitant open-heart procedures to increase surgeon exposure to our products. We do not expect significant revenues until we introduce our minimally invasive system.

Our Solution

MedicalCV’s minimally invasive system is specifically designed to enable access to and ablation of cardiac tissue for the potential treatment of AF in a closed-chest beating heart. We expect that the ablation procedure would be completed in one to two hours under general anesthesia. The surgeon would access the patient’s heart through three approximately 1 cm incisions, thread a unidirectional laser guide through the incisions and position it around the pulmonary veins. Once the guide is in place, the surgeon initiates the ablation sequence, which lasts no more than 15 minutes. MedicalCV’s system is pre-programmed and automatically navigates the laser energy around the heart delivering precise ablation—minimizing the potential for surgeon error. Once the ablation is complete, the guide is removed and the approximately 1 cm incisions are closed. Because this treatment will be minimally invasive, we anticipate patients should experience significantly less pain and shorter recovery time than they would in open-chest procedures.

Our Strategy

We intend to launch our minimally invasive system upon FDA clearance of our 510(k) application. The key elements of this strategy are:

•       Capitalize on the potentially large atrial fibrillation market;

•       Focus on leading surgeons to drive initial market acceptance;

•       Continue to penetrate the cardiac tissue ablation and atrial fibrillation markets using a dedicated sales team;

•       Educate physicians and patients about our minimally invasive system; and

•       Conduct clinical studies to support our market initiatives.

Corporate Information

Our company changed its name to MedicalCV, Inc. in February 2000. Our corporate headquarters is located at 9725 South Robert Trail, Inver Grove Heights, MN 55077. Our telephone number is (651) 452-3000. Our website is www.medcvinc.com. The information contained on our website is not a part of this prospectus.

SUMMARY FINANCIAL DATA

	Years Ended April 30,				Three Months Ended July 31,
	2005		2006		2005	2006
					(unaudited)
Statement of Operations Data:
Total operating expenses	$5,910,908		$7,456,541		$1,271,771	$4,196,657
Net (loss) income to common shareholders	(19,094,872	)(1)	(4,936,131	)(2)	4,851,551 (3)	(4,097,562)
Basic net (loss) earnings per common share—Continuing operations, after preferred dividends	(16.16)		(1.28)		4.49	(0.45)
Diluted net loss per common share—Continuing operations, after preferred dividends	(16.16)		(3.75)		(0.70)	(0.45)
Basic net (loss) earnings per common share—Discontinued operations	(1.76)		(0.02)		(0.09)	0.00
Diluted net (loss) earnings per common share—Discontinued operations	(1.76)		(0.01)		(0.05)	0.00
Basic net (loss) earnings per common share	(17.92)		(1.30)		4.40	(0.45)
Diluted net loss per common share	(17.92)		(3.76)		(0.75)	(0.45)
Weighted average common shares used, basic	1,065,349		3,806,112		1,102,442	9,122,941
Weighted average common shares used, diluted	1,065,349		5,711,893		2,139,374	9,122,941

July 31, 2006
(unaudited)
Balance Sheet Data:
Total current assets	7,558,561
Total current liabilities	1,626,177
Working capital	5,932,384
Total assets	8,399,712
Total long-term liabilities	2,459,723
Total shareholders’ equity	4,313,812

(1)          Net loss to common shareholders includes $9,987,609 of other expense related to the warrant issuance and subsequent market adjustments to the warrant liability for the year ended April 30, 2005.

(2)          Net loss to common shareholders includes $16,549,457 of other income related to changes to the warrant liability for subsequent market adjustments and the changes in the terms related to the exercise price and expiration date of the warrants for the year ended April 30, 2006. In addition, net loss to common shareholders for the year ended April 30, 2006 includes non-cash charges of $13,579,979 related to the inducement to acquire redeemable convertible preferred stock and $588,542 of redeemable convertible preferred stock cash dividends.

(3)          Net income to common shareholders includes $6,453,938 of other income related to changes to the warrant liability for subsequent market adjustments for the three months ended July 31, 2005. In addition, net income to common shareholders for the three months ended July 31, 2005 includes redeemable convertible preferred stock cash dividends of $218,633.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider carefully the risks described below and the other information in this prospectus, including our financial statements and the related notes included elsewhere in this prospectus, before deciding to invest in our common stock. If any of the following risks actually occur, they may materially harm our business and our financial condition and results of operations. In this event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business

The development and commercialization of our minimally invasive system, which has not yet been cleared by the FDA, is critical for our success.   In May 2006, we filed an application with the FDA to obtain FDA 510(k) clearance for our minimally invasive system. We cannot assure you that we will receive such clearance in a timely manner, if at all. Failure to receive clearance would have a material adverse effect on our business, financial condition, operating results and cash flows. Even if we do receive FDA 510(k) clearance, we will not initially be able to market the system as an effective means of treating AF until we can demonstrate its clinical efficacy to the FDA.

If we do receive FDA 510(k) clearance on our minimally invasive system, we intend to initiate a human clinical study in fiscal year 2008. This study will be designed to pursue expanded labeling for the specific indication of AF. We cannot assure you that the system will prove to be a safe and effective treatment option or that the FDA will expand the labeling for the specific indication of AF. If the labeling is not expanded, it could have a material adverse effect on our business, financial condition, operating results and cash flows.

Even if our minimally invasive system receives FDA 510(k) clearance, we can give no assurance the system will be equal to or superior to other systems for the ablation of cardiac tissue.   Although laser energy has been used widely in various cardiac procedures, the use is relatively novel in minimally invasive procedures to ablate cardiac tissue and potentially treat AF. While our minimally invasive system has demonstrated success in ablating cardiac tissue in animals, we have not yet conducted studies in a human clinical setting. Accordingly, there can be no assurance that this system will be clinically effective. In addition, our competitors have developed alternative surgical treatments to ablate cardiac tissue and potentially treat AF. Furthermore, our competitors may be in the process of creating similar or superior treatments or procedures to our minimally invasive system of which we are not aware. If our minimally invasive system does not prove to be equal to or superior to other systems for the ablation of cardiac tissue, it would have a material adverse effect on our business, financial condition, operating results and cash flows.

Even if we obtain regulatory clearance, we cannot assure you that our minimally invasive system will gain physician acceptance.   A limited number of cardiovascular surgeons and cardiologists can influence medical device selection and purchase decisions for a large portion of the target cardiovascular surgery patient population. Even if we obtain FDA 510(k) clearance for our minimally invasive system, we cannot assure you that it will gain any significant degree of physician acceptance, or that users will accept our minimally invasive system as preferable to alternative products or methods of treatment of AF. Physician acceptance of this system depends upon a number of additional factors, many of which are beyond our control, including:

•       Our success in extending our labeling to the treatment of AF;

•       The perceived safety and effectiveness of the system;

•       Education and training of physicians on the system;

•       The prevalence and severity of any side effects;

•       The procedure time associated with the use of the system;

•       Potential advantages over alternative treatments;

•       The strength of marketing and distribution support; and

•       Third party coverage of reimbursement.

If our minimally invasive system does not achieve an adequate level of acceptance by physicians, patients or healthcare payers, we may not generate significant revenue and we may not become profitable.

If we are unable to manage our expected growth, our future revenue and operating results may be adversely affected.   If we receive FDA clearance for our minimally invasive system, we will need to rapidly expand our sales and marketing operations and grow our research and development, product development and administrative operations. This expansion is expected to place a significant strain on our management and operational and financial resources. Our current and planned personnel, systems, procedures and controls may not be adequate to support our anticipated growth. To manage our growth, to commercialize our minimally invasive system and to fund clinical studies, we will be required to improve existing and implement new operational and financial systems, procedures and controls and expand, train and manage our growing employee base. If we are unable to manage our growth effectively, our business, financial condition, operating results and cash flows could be harmed.

Our efforts to develop and commercialize new products beyond our ATRILAZE system and accessory products are at an early stage and are subject to a high risk of failure.   A key element of our strategy is to develop and commercialize new products for the treatment of AF as extensions of, or in addition to, our ATRILAZE system. We are seeking to do so through our internal research programs and we may explore strategic collaborations for the development of new products utilizing our core technology. Research programs to develop and commercialize new products require substantial technical, financial and human resources, whether or not any products are ultimately developed. If we fail to develop and commercialize new products, including our minimally invasive system, our business will suffer.

We may need to fund ongoing clinical studies throughout the lifecycle of each of our products, providing statistically significant scientific data to regulatory agencies and cost effectiveness data to third party healthcare payers.   The FDA, foreign regulatory agencies and third party health care payers may require scientific clinical outcomes data and cost effectiveness data. We will need to provide this data throughout our products’ lifecycles. Payers and governmental agencies may change the frequency and breadth of clinical research required, potentially significantly increasing our costs. Without adequate positive outcomes data that demonstrate advantages from the use of our minimally invasive system, we may not achieve any significant market penetration. We cannot assure you that our outcomes data will be adequate to meet present or future medical device utility requirements. If our outcomes data does not meet such requirements, we may be unable to sell our products or obtain third party reimbursement for the costs of our products.

Substantial government regulation abroad may restrict our ability to sell our minimally invasive system or other products.   If we choose to market our products in foreign countries, we must also comply with laws and regulations of foreign countries in which we market such products. In general, the extent and complexity of medical device regulation is increasing worldwide. This trend may continue, and the cost and time required to obtain marketing clearance in any given country may increase as a result. We cannot assure you that our products will obtain any necessary foreign clearances on a timely basis, or at all.

Our products face competition from those of well established companies with greater financial and marketing resources, as well as alternative therapies or treatment options.   Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include AtriCure, Inc., Boston Scientific Corp., CryoCath Technologies, Inc., Edwards Lifesciences Corp., ESTECH, Inc., Medtronic, Inc. and St. Jude Medical, Inc. As of October 31, 2006, no company had received FDA labeling or clearance to market an ablation system for use as a treatment of AF in the United States. However, our competitors provide products that have been adopted by physicians for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF concomitant with an open-heart surgical procedure. We and our competitors utilize different technologies as energy sources for ablation devices, including cryothermy, radiofrequency, microwave, high-intensity focused ultrasound and laser. Each of these companies is also currently working with its core technology to develop devices that can be used as a stand-alone, minimally invasive AF treatment.

Some of our competitors, including Boston Scientific Corp., Cardima, Inc., CryoCath Technologies, Inc., CryoCor, Inc., Johnson and Johnson, Inc., Medtronic, Inc., and St. Jude Medical, Inc., offer catheter-based treatments. These companies sell products that are used by physicians to treat the population of patients that have AF, but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from stand-alone, minimally invasive AF treatments using our minimally invasive system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

Because of the large number of competitors and treatment options in the AF market, we cannot assure you that even if we introduce our minimally invasive system that we will be able to compete effectively.

We have a history of losses and no assurance of future profitability.   We have incurred losses in each of the last ten fiscal years. We had a net loss to common shareholders of $19,094,872 for the fiscal year ended April 30, 2005 and a net loss to common shareholders of $4,936,131 for the fiscal year ended April 30, 2006; for the three months ended July 31, 2006, we had a net loss to common shareholders of $4,097,562 and expect to continue to incur substantial losses through the remainder of fiscal year 2007 and into fiscal year 2008 as we continue development of new products. As of July 31, 2006, we had an accumulated deficit of $51,440,650. We will incur additional losses until we are able to successfully introduce new products and generate substantial revenues. Due to our recent entry into the cardiac tissue ablation market, we do not expect to generate material revenue until fiscal year 2008, at the earliest. Even if we begin to recognize revenues from our minimally invasive system, it may be several years, if ever, before we achieve profitability and positive cash flow. If we do achieve profitability, we cannot assure you that we would be able to sustain or increase profitability on a quarterly or annual basis in the future. In addition, the report of our independent registered public accounting firm for each of fiscal years 2005 and 2006 includes an explanatory paragraph expressing doubt about our ability to continue as a going concern.

We will require additional financing in the future, which may be difficult to obtain.   We anticipate that we will require additional financing to enable us to launch and market our minimally invasive system and provide working capital to support our operations. Our failure to obtain necessary financing by March 2007, or doing so on unfavorable terms, could adversely affect our product development program and marketing efforts. Our future capital requirements will depend on a number of factors, many of which are beyond our control, including:

•       The cost of development or enhancement of existing or new products, including outsourced design and engineering services, and product prototyping;

•       The timing of, and the costs involved in, obtaining regulatory approvals;

•       The cost of enhancing and protecting our intellectual property portfolio;

•       The cost of internal and outsourced manufacturing services;

•       The cost of commercialization, including product demonstration, promotion and marketing;

•       The need to upgrade corporate systems and hardware;

•       The cost of building inventory to support sales;

•       The costs involved in any patent infringement actions that we initiate or that are brought against us by third parties;

•       Our ability to establish and maintain collaborative arrangements;

•       Our advancement of other product candidates into development;

•       The cost of maintaining MedicalCV as a public company; and

•       Potential acquisition or licensing of other products or technologies.

Additional financing may not be available to us when we need it or it may not be available to us on favorable terms. If we are unable to obtain adequate financing on a timely basis, we may be required to significantly curtail or cease product development. We could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies, product candidates or products which we would otherwise pursue on our own. If we raise additional funds by issuing equity securities, our then-existing shareholders will experience ownership and/or share price dilution and the terms of any new equity securities may have preferences over our common stock.

We may be unable to establish and protect our proprietary rights which are critical to our success in developing products for cardiac tissue ablation and the potential treatment of AF.   We have filed 14 U.S. non-provisional patent applications, one provisional U.S. patent application, one international patent application and one European patent application, relating to products we have designed for use in treating AF. We have received notices from the United States Patent and Trademark Office that it will allow four of our patent applications covering various methods and apparatus for treating tissue including treatment for AF. We expect to seek patent protection for additional products that we may develop in the future. Our success will depend, in part, on our ability to protect our products and to manufacture and sell them without infringing the rights of third parties. The validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and, therefore, are highly uncertain. In addition, the laws of many countries may not afford protection for our proprietary rights to the same extent as U.S. laws. We cannot assure you that:

•       Any pending patent applications or any future patent applications will result in the issuance of patents;

•       The scope of any patent protection will be effective to exclude competitors or to provide competitive advantages to us;

•       We will be able to commercially exploit any issued patents before they expire;

•       Any of our patents will be held valid if subsequently challenged;

•       Others will not claim rights in, or ownership of, the patents and other proprietary rights we hold;

•       Our products and processes will not infringe, or be alleged to infringe, the proprietary rights of others; or

•       We will be able to protect meaningful rights in proprietary technology over which we do not hold patents.

Furthermore, we cannot assure you that others have not developed or will not develop products that may duplicate our products or manufacturing processes, or that others will not design around our patents. Other parties may independently develop or otherwise acquire substantially equivalent techniques, gain access to our proprietary technology or disclose such technology. In addition, whether or not we obtain additional patents, others may hold or receive patents covering components of products we independently develop in the future.

We may be subject to claims that we infringe the intellectual property rights of third parties, which could adversely affect the sale of our products and our financial condition.   The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others’ proprietary rights. Our competitors hold issued patents which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office, which could result in substantial cost to determine the priority of inventions.

We are aware of patents issued to our competitors and are aware that these competitors have patent applications pending. These patents and applications could become the basis for infringement claims against us. In April 2005, we received a letter from Edwards Lifesciences LLC (“Edwards”) concerning our ATRILAZE system, which is the subject of some of our patent applications. Edwards did not claim that our products infringe any of its patents. Edwards’ letter called to our attention six of its patents and requested us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. Edwards did not claim in its letter that our products infringe its patents. We reviewed the specified Edwards’ patents and discussed them with our patent counsel, and believe that our cardiac ablation systems do not infringe any of these patents. In response to a further inquiry from Edwards on May 25, 2006, we responded through patent counsel outlining our position on at least one of the Edwards’ patents. While Edwards did not claim in its letter that our products infringe its patents, it is likely that in the future, Edwards or others will continue to inquire regarding our products and patents and possibly make intellectual property claims relating to our tissue ablation devices. Legal proceedings brought against us alleging that our products infringe existing patents, whether with or without merit, could be time-consuming for our management and employees, result in costly litigation, cause product shipment delays, require us to pay damages or settlement amounts, or require us to:

•       Cease manufacturing and selling the product in question, which could seriously harm our business;

•       Enter into royalty-bearing licensing agreements; or

•       Design commercially acceptable non-infringing alternative products.

We cannot assure you that we would be able to obtain licensing agreements, if required, on terms acceptable to us or at all, or that we would be able to develop commercially acceptable non-infringing alternative products. Our failure to do so could have a material adverse effect upon our business, financial condition, operating results and cash flows.

We depend upon single and limited source third-party suppliers, making us vulnerable to supply problems and price fluctuations, which could harm our business.   We expect to rely on single and limited source third-party vendors for the manufacture of many of the components used in our minimally invasive system. In addition, in some cases there are relatively few alternative sources of supply for certain other components that are critical to our minimally invasive system.

Our reliance on these outside manufacturers and suppliers also subjects us to risks that could harm our business, including:

•       we may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms;

•       we may have difficulty locating and qualifying alternative suppliers;

•       switching components may require product redesign;

•       our suppliers manufacture products for a range of customers, and fluctuations in demand for the products those suppliers manufacture for others may affect their ability to deliver components to us in a timely manner; and

•       our suppliers may encounter financial hardships unrelated to our demand for components, which could inhibit their ability to fulfill our orders and meet our requirements.

Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products, and could therefore have a material adverse effect on our business, financial condition, operating results and cash flows.

If patients allege that the use of our cardiovascular devices injured them, we may face substantial product liability claims.   Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against us. In April 2005, we placed our product liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage, which expires in 2008, will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results and cash flows.

Key employees could leave our company at any time, thereby adversely affecting our product development and profitability.   We depend heavily on the technical knowledge and industry expertise of our management team. The development and execution of our business plan depends upon these individuals. The departure of key people could materially and adversely affect our business, financial condition, operating results and cash flows.

We may be unable to recruit, motivate and retain qualified employees.   Our success depends in part upon our ability to attract, motivate and retain a sufficient number of qualified employees, including those who concentrate in research and development, sales, marketing and manufacturing, to keep pace with our product development schedules. Even though we have not experienced shortages of qualified people to date, qualified individuals needed to fill these positions could be in short supply in our market. Our inability to recruit, motivate and retain such individuals may delay the planned launch of new products, or result in high employee turnover; either of which could have a material adverse effect on our business, financial condition, operating results and cash flows. Additionally, competition for qualified employees could require us to pay higher wages and provide additional benefits to attract sufficient employees.

Once medical devices are cleared for sale, regulatory authorities may still limit the use of such products, prevent the sale or manufacture of such products or require a recall or withdrawal of such products from the marketplace.   Following initial clearance from regulatory authorities, we continue to be subject to extensive regulatory requirements. Government authorities can withdraw marketing clearance due to our failure to comply with regulatory standards or due to the occurrence of unforeseen problems following initial clearance. Ongoing regulatory requirements are wide-ranging and govern, among other things:

•       Product manufacturing;

•       Supplier substitution;

•       Product changes;

•       Process modifications;

•       Medical device reporting;

•       Product sales and distribution; and

•       Annual inspections to retain CE mark for sale of products in the European Union.

The FDA and various government agencies inspect our facilities from time to time to determine whether we are in compliance with applicable laws and regulations. If we fail to comply or maintain compliance with medical device laws or regulations, regulatory authorities may fine us and bar us from selling our products. If the FDA or comparable foreign authorities believes we are not in compliance with such laws or regulations, it can:

•       Seize our products;

•       Require a recall;

•       Withdraw previously granted market clearances;

•       Implement procedures to stop future violations; and/or

•       Seek civil and criminal penalties against us.

In addition, suppliers of components of, and products used to manufacture, our products must also comply with the FDA and foreign regulatory requirements, which often require significant resources and subject us and our suppliers to potential regulatory inspections and stoppages. If our suppliers do not achieve and maintain required regulatory approval, our commercialization efforts could be delayed, which would impair our business, financial condition, operating results and cash flows.

We may be subject to fines, penalties or injunctions if we are determined to be promoting our products for unapproved, “off-label,” or new uses, or making false, misleading or unsubstantiated claims, which would harm our operating results and reduce the value of your investment.   Our promotional materials and training methods for physicians must be in compliance with FDA and other applicable regulations. FDA regulations prohibit us from promoting or advertising our products for uses not within the scope of our clearances and from making unsupported safety or effectiveness claims. These determinations can be subjective and the FDA may disagree with our promotional claims. If the FDA determines that our promotional materials or training constitutes promotion of an unapproved use, or makes false or misleading claims or claims not supported by adequate scientific data, the agency could subject us to serious enforcement sanctions and/or limit the promotional claims that we are permitted to make for our products. The FDA typically does not permit promotional claims for a device based upon physician reports and other anecdotal data. There can be no assurance, therefore, that the FDA would agree that any independent peer-reviewed studies are scientifically adequate to support the claims we make for our products. The FDA also may limit or prohibit claims based on comparison of our products with other surgical cardiac tissue ablation technologies and devices in the absence of a scientifically valid head-to-head clinical trial or other adequate supporting data. Any legal limitations on the promotional claims we may make for our products could adversely affect our sales.

As a medical device manufacturer, we are subject to federal and state laws prohibiting “kickbacks” and false or fraudulent claims which, if violated, could subject us to substantial penalties.   A federal law commonly known as the Medicare/Medicaid anti-kickback law, and several similar state laws, prohibit payments that are intended to induce physicians or others either to refer patients or to acquire or arrange for or recommend the acquisition of healthcare products or services. These laws limit the kinds of financial arrangements, including sales programs, we are allowed to have with physicians, surgery centers, hospitals or other potential purchasers of our products. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other third-party payers that are false or fraudulent, or for items or services that were not provided as claimed. Anti-kickback and false claims laws prescribe potentially substantial civil and criminal penalties for noncompliance. A challenge to or investigation into our practices under these laws could cause adverse publicity, be costly to respond to, and harm our business, financial condition, operating results and cash flows. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity and be costly to respond to, and thus could harm our business, financial condition, operating results and cash flows.

Compliance with environmental laws and regulations may be expensive. Failure to comply with environmental laws and regulations could subject us to significant liability.   Our manufacturing operations and research and development activities involve the use of biological materials and hazardous substances and are subject to a variety of federal, state and local environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances. Our research and development and manufacturing operations may produce biological waste materials, such as animal tissues, and certain chemical waste. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Compliance with these laws and regulations may be expensive and non-compliance could result in substantial liabilities. In addition, we cannot completely eliminate the risk of accidental contamination or injury to third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for any resulting damages, and any liability could exceed any applicable insurance coverage we may have. In addition, our manufacturing operations may result in the release, discharge, emission or disposal of hazardous substances that could cause us to incur substantial liabilities, including costs for investigation and remediation.

The uncertainty of third party reimbursements and possible healthcare reforms may adversely affect us.   Our ability to market products successfully in the U.S. depends in part on the extent to which reimbursement for the cost of such products and related treatment will be available from government health administration authorities, private health insurers, health maintenance organizations and other third party payers. Payers may challenge the need for, and prices of, medical products and services. Third party payers may deny reimbursement for procedures that they deem experimental or for devices used in ways other than as cleared by the FDA or stated in their indications for use. With respect to our products, some payers could deny coverage until the medical profession generally accepts devices and new procedures. The inability of hospitals and other providers to obtain reimbursement from third party payers for our products would have a material adverse impact on our business, financial condition, operating results and cash flows. Healthcare reform may also impact sales of new products. In the U.S. reforms may include:

•       Mandated basic health care benefits;

•       Controls on health care spending through limiting the growth of private health insurance premiums and Medicare and Medicaid spending; and

•       Fundamental changes to the health care delivery system.

We anticipate that the U.S. Congress and state legislatures will continue to review and assess alternative health care delivery systems and payment methodologies, and that public debate of these issues will likely continue in the future. Due to uncertainties regarding the ultimate features of reform initiatives and their enactment and implementation, we cannot predict which, if any, of such reform proposals will be adopted, when they may be adopted or what impact they may have on our ability to market our products. Laws resulting from such reform initiatives could adversely impact our business, financial condition, operating results and cash flows.

If we are unable to successfully address the material weakness in our internal controls, our ability to report our financial results on a timely and accurate basis may be adversely affected.   In prior periods, we did not maintain effective controls over the preparation, review, presentation and disclosure of our statement of operations. Specifically, we incorrectly reported certain expenses as part of continuing operations rather than as part of discontinued operations in accordance with U.S. generally accepted accounting principles. This control deficiency resulted in the restatement of our financial statements for the fiscal year ended April 30, 2005 and the three and six-month periods ended October 31, 2004. Accordingly, management determined that this control deficiency constitutes a material weakness in our internal control over financial reporting.

A material weakness is a control deficiency or a combination of control deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim consolidated financial statements will not be prevented or detected. We have taken steps to remediate the material weakness that include a thorough review of the classification requirements of each component line item and the individual elements that comprise each line item of the statement of operations, in accordance with generally accepted accounting principles. Although we have taken these steps, we cannot assure you that this or other control deficiencies will not result in a misstatement in the future.

We have developed a plan to address this material weakness that includes adding additional professional accounting personnel. We engaged a senior financial consultant in March 2006 as an interim controller to provide an immediate expansion in our technical finance and accounting resources. In April 2006, we hired a full-time controller with national public accounting firm experience. We will continue to assess the adequacy and appropriateness of our financial staff and adjust accordingly as changes in our business warrant. Management believes that our plan to address this material weakness, when fully implemented, will remediate it. Although we are not certain when the material weakness will be remediated, we will need a period of time over which to demonstrate that these controls are functioning appropriately to conclude that we have adequately remediated it.

We cannot be certain that additional material weaknesses in our internal control over financial reporting will not be discovered in the future. Any failure to remediate the unremediated material weakness described above or any future material weaknesses or to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results, cause us to fail to meet our reporting obligations or result in material misstatements in our financial statements.

We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent registered public accounting firm.   As directed by Section 404 of the Sarbanes-Oxley Act, the SEC adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports, including Annual Reports on Form 10-KSB, which we file. In addition, the independent registered public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal control over financial reporting as well as the operating effectiveness of the company’s internal controls over financial reporting. We expect to be subject to these requirements for the fiscal year ending April 30, 2008.

While we expect to expend significant resources in developing the necessary documentation and testing procedures required by Section 404 of the Sarbanes-Oxley Act, there is a risk that we will not comply with all of the requirements imposed thereby. Accordingly, there can be no assurance that we will not receive an adverse report on our assessment of our internal controls over financial reporting and/or the operating effectiveness of our internal controls over financial reporting from our independent registered public accounting firm.

In the event we fail to remediate the material weakness described above, we identify significant deficiencies or other material weaknesses in our internal controls over financial reporting that we cannot remediate in a timely manner or we receive an adverse report from our independent registered public accounting firm with respect to our internal controls over financial reporting, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

In addition to the above, in the event that our independent registered public accounting firm is unable to rely on our internal controls over financial reporting in connection with their audit of our financial statements, and in the further event that they are unable to devise alternative procedures in order to satisfy themselves as to the material accuracy of our financial statements and related disclosures, it is possible that we could receive a qualified or adverse audit opinion on those financial statements. In that event, the market for our common stock could be adversely affected. In addition, investors and others may lose confidence in the reliability of our financial statements and our ability to obtain equity or debt financing could be adversely affected.

We are required to record compensation expense related to employee compensation awards in our financial statements, which could have an impact on future reported operating results and cause unexpected fluctuations in our expenses.   Our ability to attract and retain our management team, research, development, clinical, medical device sales personnel and others depends to some extent on our continued ability to issue stock options or other forms of equity compensation awards. We have granted and expect to grant additional stock options to current and future management personnel and other key employees to provide additional incentives to join or remain with us. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment.” We adopted the provisions of this standard on May 1, 2006, using the modified prospective method. SFAS No. 123R eliminates the ability to account for share-based compensation transactions using Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and requires such transactions be accounted for using a fair-value-based method and the resulting cost to be recognized in the financial statements over the employee service periods. Recording compensation expense in the statement of operations for employee stock options using the fair value method could have a significant negative effect on our reported financial results, particularly if we grant a significant number of options to our employees in future periods. Stock-based compensation expense included in the statement of operations for the three months ended July 31, 2006 was $673,240.

We cannot predict the outcome of legal proceedings and an adverse determination could negatively impact our financial results.   In March 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against our company claiming that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between us and JGSG. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and our purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,769. Although we intend to vigorously defend ourselves against the lawsuit, an adverse resolution of this lawsuit could negatively impact our financial condition.

Risks Related to This Offering

Our stock price is volatile; purchasers of our common stock could sustain substantial losses.   The stock market in general and the market for small medical device companies in particular have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, investors may not be able to sell their common stock at or above the price paid for the stock. The price of our common stock will be determined in the marketplace and may be influenced by many factors, including:

•       Physician and patient acceptance of our products;

•       Developments, disputes or litigation concerning patents or other proprietary rights and our ability to obtain patent protection for our technologies;

•       Regulatory restrictions in the United States and foreign countries;

•       The ability to manufacture our products to commercial standards;

•       Public concern over our products;

•       The loss of key personnel;

•       Additional future sales of our common stock;

•       Comparisons of our financial results with those of companies that are perceived to be similar to us;

•       The pricing of our products;

•       Changes in the structure of healthcare payment systems;

•       Investors’ perceptions of us; and

•       General economic, industry and market conditions.

A decline in the market price of our common stock could cause you to lose some or all of your investment and may adversely impact our ability to attract and retain employees and raise capital. In addition, shareholders may initiate securities class action lawsuits if the market price of our stock drops significantly, which may cause us to incur substantial costs and could divert the time and attention of our management.

Fluctuations in our operating results may result in decreases in the price of our securities.   We expect our operating results to fluctuate significantly because of several factors, including the timing of FDA clearance, government policies regarding payment for our products and the development of new technologies. Consequently, our operating results may fall below the expectations of public market analysts and investors. In that event, the price of our securities would likely decrease.

If there are substantial sales of our common stock by existing shareholders, the price of our common stock may decline.   If our existing common shareholders sell substantial amounts of common stock in the public market, or the market perceives that such sales may occur, the market price of our common stock could fall. As of October 31, 2006, existing shareholders had the ability to sell 8,563,929 shares in the public market pursuant to SB registration statements filed with the Securities and Exchange Commission. In addition, we anticipate that we will need to raise additional capital in the future to fund operations or for capital expenditures. If we raise additional funds by issuing equity securities, our stock price may decline and our existing shareholders may experience significant dilution. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. A negative reaction by investors and securities analysts to any sale of our equity securities could result in a decline in the trading price of our common stock.

You may have difficulty reselling our common stock.   We cannot assure you of an active public market for our common stock. Selling our securities also may be difficult because of the quantity of securities that may be bought and sold, the possibility that transactions may be delayed, and a low level of security analyst and news media coverage. These factors could contribute to lower prices and larger spreads in the bid and ask prices for our securities.

If we fail to maintain certain resale registration statements, we could face substantial monetary charges.   In connection with our April 2005 private placement, our December 2005 and January 2006 preferred stock purchases, and our October 2006 private placement, we entered into registration rights agreements in which we agreed to prepare and file with the SEC by certain filing dates, registration statements to register certain shares of common stock, which registration statements must be maintained effective throughout a period of up to five years. If we fail to file any registration statement by a required filing date, or a registration statement is not declared effective by a specified effectiveness date, or after an effective date, the registration statement ceases to be effective and available to the holders of the securities that were registered for more than a specified number of days in any consecutive 12 month period, then in addition to other rights which such holders may have against us under applicable law, we are generally obligated to pay as liquidated damages to such holders for each calendar month or portion thereof an amount equal to 1.5 percent of the aggregate amount invested by the investors until we satisfy the requirements of the registration rights agreement. If we are required to pay such liquidated damages or other amounts to these holders, our business, financial condition, operating results and cash flows would be materially adversely affected.

The issuance of additional equity securities in a future financing could trigger the anti-dilution provisions of our outstanding warrants.   If we were to issue additional equity securities at a per share price lower than the exercise price of our outstanding warrants, then the exercise price of such warrants would automatically adjust downward on either a weighted-average or full-ratchet basis. While we have no plans to issue securities in a manner that would trigger these anti-dilution provisions, we could elect to do so in the future or be required to do so in order to finance the company. Such adjustments would dilute the holdings of existing common shareholders.

Our affiliated shareholders have significant control over our company, which could reduce your ability to receive a premium for your securities through a change in control.   As of October 31, 2006, officers and directors of our company beneficially owned approximately 19.7 percent of our outstanding common stock. As a result, they may be able to control our company and direct our affairs, including the election of directors and approval of significant corporate transactions. This concentration of ownership could also delay, defer or prevent a change in control of our company, and make some transactions more difficult or impossible without their support. These transactions might include proxy contests, tender offers, open market purchase programs or other share purchases that could give our shareholders the opportunity to realize a premium over the then prevailing market price of our securities. As a result, this concentration of ownership could depress the price of our securities.

Our acquisition of preferred stock and related warrant exercises have resulted in a concentration of ownership.   In December 2005 and January 2006, investors who purchased preferred stock and warrants in our April 2005 private placement sold back their preferred stock to our company and exercised their related warrants. The common stock issued in connection with such transaction represented over 85 percent of our outstanding common stock at the completion of the transaction. A major portion of such securities were acquired by PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors, and, with 17.1 percent beneficial ownership, one of the largest beneficial owners of our securities. Should a few of these investors agree to vote in concert, they would control our company. To our knowledge, these investors have not acted as a group in seeking, negotiating or making their investments in our company and consider themselves independent investors.

Minnesota law and our ability to issue preferred stock could deter a take-over or acquisition of our company.   Our articles of incorporation authorize the issuance of shares of preferred stock. Our board of directors, without any action by our shareholders, is authorized to designate and issue preferred stock in such classes or series, as it deems appropriate and establish the rights and privileges of such shares, including liquidation and voting rights. Our ability to designate and issue preferred stock having preferential rights over our common stock could adversely affect the voting power and other rights of holders of common stock. We are also subject to the Minnesota Business Corporation Act, which includes provisions that limit the voting rights of persons acquiring specified percentages of shares of an issuing public corporation in a “control share acquisition” and restrict “business combinations” between issuing public corporations and specified persons acquiring their securities. Our ability to issue preferred stock and the application of the provisions of Minnesota law discussed above could impede or deter another party from making a tender offer or other proposal to acquire our company.

We do not intend to pay cash dividends on our common stock in the foreseeable future.   We have not paid dividends on our common stock and do not anticipate paying any cash dividends in the foreseeable future.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements, which generally include the plans and objectives of management for future operations, including plans and objectives relating to our future economic performance and our current beliefs regarding revenues we might earn if we are successful in implementing our business strategies. The forward-looking statements and associated risks may include, relate to or be qualified by other important factors. You can identify forward-looking statements generally by the use of forward-looking terminology such as “believes,” “expects,” “may,” “will,” “intends,” “plans,” “should,” “could,” “seeks,” “pro forma,” “anticipates,” “estimates,” “continues,” or other variations of those terms, including their use in the negative, or by discussions of strategies, opportunities, plans or intentions. You may find these forward-looking statements under the captions “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis or Plan of Operation,” and “Business.” These forward-looking statements include, among other things, statements about:

•       The rate and degree of market acceptance of our products;

•       The timing of and our ability to obtain and maintain regulatory clearances for our products;

•       Our sales and marketing strategy;

•       Our manufacturing strategy;

•       Our ability to develop and market new and enhanced products;

•       Our intellectual property portfolio;

•       The timing of and ability to obtain reimbursement for procedures utilizing our products;

•       Our competitors;

•       Our estimates regarding future revenues, expenses and capital requirements; and

•       The unpredictability of our quarterly results of operations.

These forward-looking statements necessarily depend upon assumptions and estimates that may prove to be incorrect. Although we believe that the assumptions and estimates reflected in the forward-looking statements are reasonable, we cannot guarantee that we will achieve our plans, intentions or expectations. The forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ in significant ways from any future results expressed or implied by the forward-looking statements.

Any of the factors described above or in “Risk Factors” could cause our financial results, including our net income (loss) or growth in net income (loss), to differ materially from prior results, which in turn could, among other things, cause the price of our common stock to fluctuate substantially.

USE OF PROCEEDS

The shares being registered under this prospectus for resale by the selling shareholders include shares issuable upon the exercise of warrants. We will not receive any proceeds from the sale of the shares by the selling shareholders. We will receive the exercise price of the warrants held by the selling shareholders, if any, when such warrants are exercised, assuming the exercise price is paid in cash, by the selling shareholders. If we realize proceeds from the exercise of all of these warrants, assuming the exercise price is paid in cash, the net proceeds to us would be approximately $800,000. We expect to use the proceeds of any such warrant exercises for general working capital purposes and capital expenditures.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our common stock. We currently intend to retain all future earnings for the operation and expansion of our business and do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. The payment of any dividends in the future will be at the discretion of our board of directors and will depend upon our results of operations, earnings, capital requirements, contractual restrictions, indebtedness and other factors deemed relevant by our board.

CAPITALIZATION

The following table sets forth our capitalization as of July 31, 2006, on an actual basis, and as adjusted to reflect our October 13, 2006 sale of 714,286 shares of common stock, issuance of warrants for the purchase of 178,571 shares of common stock, modifications to existing warrants as a result of the anti-dilution adjustments triggered by the private placement, and receipt of the estimated net proceeds from such private placement, after deducting placement agent commissions and estimated expenses payable by us, of $2,151,250. You should read this information in conjunction with the financial statements and the related notes and “Management’s Discussion and Analysis or Plan of Operation” included elsewhere in this prospectus.

	July 31, 2006
	Actual	As Adjusted
5% Series A Redeemable Convertible Preferred Stock; $.01 par value; stated value $10,000 per share; 1,900 shares authorized; no shares issued and outstanding	$0	$0
Preferred stock; $.01 par value; 998,100 shares authorized; no shares issued and outstanding	$0	$0
Common stock: $.01 par value; 24,000,000 shares authorized, 9,122,938 and 9,837,224 shares issued and outstanding	91,229	98,372
Additional paid-in capital	55,663,233	57,807,340
Accumulated deficit	(51,440,650)	(51,440,650)
Total shareholders’ equity	4,313,812	6,465,062
Total capitalization	$4,313,812	$6,465,062

As of July 31, 2006, the above information excludes:

•       1,072,124 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $11.21 per share;

•       949,535 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.33 per share, and 362,905 shares available for issuance pursuant to future grants, under our stock option plans; and

•       48,187 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.70 per unit that we issued to our agent and a finder in our 2004 private placement.

As of July 31, 2006, as adjusted to reflect the private placement, the above information excludes:

•       1,255,594 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $10.19 per share;

•       949,535 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.33 per share, and 362,905 shares available for issuance pursuant to future grants, under our stock option plans; and

•       49,022 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.62 per unit that we issued to our agent and a finder in our 2004 private placement.

SELECTED FINANCIAL DATA

The following selected financial data for the year ended April 30, 2005, are derived from financial statements audited by PricewaterhouseCoopers LLP, which are included elsewhere in this prospectus. The following selected financial data for the year ended April 30, 2006, are derived from financial statements audited by Lurie Besikof Lapidus & Company, LLP, which are included elsewhere in this prospectus. The following selected financial data as of and for the three months ended July 31, 2005 and 2006, are derived from our unaudited financial statements, which are included elsewhere in this prospectus. The selected financial data should be read in conjunction with such financial statements and the related notes and “Management’s Discussion and Analysis or Plan of Operation.”  The balance sheet as of July 31, 2006 and the statements of operations and cash flows for the three months ended July 31, 2005 and 2006, include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair statement of the financial results for the respective interim periods and are not necessarily indicative of results of operations to be expected for the entire fiscal year ending April 30, 2007.

	Years Ended April 30,				Three Months Ended July 31,
	2005		2006		2005	2006
					(unaudited)
Statement of Operations Data:
Total operating expenses	$5,910,908		$7,456,541		$1,271,771	$4,196,657
Net (loss) income to common shareholders	(19,094,872	)(1)	(4,936,131	)(2)	4,851,551 (3)	(4,097,562)
Basic net (loss) earnings per common share—Continuing operations, after preferred dividends	(16.16)		(1.28)		4.49	(0.45)
Diluted net loss per common share—Continuing operations, after preferred dividends	(16.16)		(3.75)		(0.70)	(0.45)
Basic net (loss) earnings per common share—Discontinued operations	(1.76)		(0.02)		(0.09)	0.00
Diluted net (loss) earnings per common share—Discontinued operations	(1.76)		(0.01)		(0.05)	0.00
Basic net (loss) earnings per common share	(17.92)		(1.30)		4.40	(0.45)
Diluted net loss per common share	(17.92)		(3.76)		(0.75)	(0.45)
Weighted average common shares used, basic	1,065,349		3,806,112		1,102,442	9,122,941
Weighted average common shares used, diluted	1,065,349		5,711,893		2,139,374	9,122,941

July 31, 2006
(unaudited)
Balance Sheet Data:
Total current assets	7,558,561
Total current liabilities	1,626,177
Working capital	5,932,384
Total assets	8,399,712
Total long-term liabilities	2,459,723
Total shareholders’ equity	4,313,812

(1)          Net loss to common shareholders includes $9,987,609 of other expense related to the warrant issuance and subsequent market adjustments to the warrant liability for the year ended April 30, 2005.

(2)          Net loss to common shareholders includes $16,549,457 of other income related to changes to the warrant liability for subsequent market adjustments and the changes in the terms related to the exercise price and expiration date of the warrants for the year ended April 30, 2006. In addition, net loss to common shareholders for the year ended April 30, 2006 includes non-cash charges of $13,579,979 related to the inducement to acquire redeemable convertible preferred stock and $588,542 of redeemable convertible preferred stock cash dividends.

(3)          Net income to common shareholders includes $6,453,938 of other income related to changes to the warrant liability for subsequent market adjustments for the three months ended July 31, 2005. In addition, net income to common shareholders for the three months ended July 31, 2005 includes redeemable convertible preferred stock cash dividends of $218,633.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Previously, units of our securities, consisting of common stock and Class A Warrants, traded on the OTC Bulletin Board, until the expiration of the Class A Warrant component of such units on November 20, 2004. Due to lack of market makers, our common stock did not trade between November 19, 2004 and December 20, 2004. Our common stock resumed trading on the OTC Bulletin Board under the symbol “MDCV” on December 21, 2004. Our common stock currently trades on the OTC Bulletin Board under the symbol “MCVI.”

The following table sets forth the high and low bid prices as reported by the OTC Bulletin Board for our units and common stock, as applicable, for the periods indicated. Such quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions.

Period	High	Low
Fiscal Year 2005
First Quarter	$20.50	$13.00
Second Quarter	$25.00	$7.50
Third Quarter	$15.10	$5.00
Fourth Quarter	$12.50	$5.70
Fiscal Year 2006
First Quarter	$11.90	$6.50
Second Quarter	$10.00	$6.00
Third Quarter	$12.30	$5.30
Fourth Quarter	$13.60	$7.00
Fiscal Year 2007
First Quarter	$11.00	$2.00

As of June 26, 2006, we had 241 shareholders of record and approximately 648 beneficial owners.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and results of operations should be read in conjunction with our historical financial statements and related notes appearing elsewhere in this prospectus. This discussion contains forward-looking statements that involve significant risks and uncertainties. As a result of many factors, such as those set forth under “Risk Factors” and elsewhere in this prospectus, our actual results may differ materially from those anticipated in these forward-looking statements. Also, see the information under “Risk Factors—Risks Related to Our Business” for a discussion of the material risks and uncertainties applicable to our business.

Overview

Our ATRILAZE system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery. We acquired the initial technology in August 2003 and we have developed several generations of products beyond the initial technology purchase. We received FDA 510(k) clearances for the first generation product in November 2004 and the second generation product in October 2005. In addition, we received a third FDA 510(k) clearance in April 2006 which covered an additional laser wavelength.

The ATRILAZE system with its laser technology platform is currently being utilized to ablate cardiac tissue concomitantly, or in conjunction, with open-heart surgical procedures. Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation, or AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting. We submitted an application for FDA 510(k) clearance of our minimally invasive system in May 2006 and expect to introduce this system for commercial use in the second half of 2006.

We have begun supplying our current product, the ATRILAZE system, a hand-held wand, to select centers for surgical ablation in concomitant open-heart procedures to increase surgeon exposure to our products. We do not expect significant revenue until we introduce our minimally invasive system which is the subject of our application for FDA 510(k) clearance.

Our company was incorporated in Minnesota on March 30, 1992, under the name CV Dynamics, Inc. In April 1992, we acquired all of the tangible and intangible assets of Omnicor, Inc. Omnicor resulted from the corporate and financial restructuring of a predecessor company called Medical Incorporated, which was organized in 1971 to develop and market the Lillehei-Kaster heart valve, licensed from the University of Minnesota.

Until November 2004, we developed and marketed mechanical heart valves known as the Omnicarbon® 3000 and 4000 heart valves. In November 2004, after an exhaustive evaluation of the heart valve business, we discontinued all heart valve related production. In April 2005, we announced that our efforts to find a buyer for the heart valve business had been unsuccessful and that we would stop selling heart valves and were exiting the heart valve business. At that time, we also determined to direct all of our resources to the development and introduction of products targeting the treatment of AF.

Reverse Split

On May 31, 2006, we effected a reverse stock split pursuant to which every ten shares of our common stock and every ten shares of our preferred stock were combined into one share of common stock and one share of preferred stock, respectively, without any change in the par value of the shares. Our authorized capital stock was reduced in a like manner. No fractional shares were issued as a result of the reverse split, and $229 has been paid for fractional share interests. The reverse split was approved by our board of directors without shareholder approval in accordance with the requirements of Minnesota law. Historical share data presented herein gives retroactive effect to this reverse stock split.

Critical Accounting Policies

The preparation of our financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. We believe our estimates and assumptions are reasonable; however, actual results and the timing of the recognition of such amounts could differ from those estimates. We have identified the following critical accounting policies and estimates utilized by management in the preparation of our financial statements: revenue recognition, inventory obsolescence, accounting for income taxes, and accounting for stock-based compensation. Actual amounts could differ significantly from management’s estimates.

Revenue Recognition.   We recognize revenue using guidance from SEC Staff Accounting Bulletin No. 104 “Revenue Recognition in Financial Statements.” Revenue from the sale of our products is recognized provided that we have received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. We have not generated any revenues related to our ATRILAZE system. All revenues for fiscal year 2006 and prior pertain only to our discontinued heart valve business and are reported as part of discontinued operations.

Inventory Obsolescence.   In determining the appropriate carrying value of our inventories, management considers a number of factors, including the aging of our inventory, recent sales trends, industry market conditions and economic conditions. Although adjustments to the carrying value of our inventories reflect our best estimates, the estimates require a large degree of judgment. At April 30, 2005, the carrying value of our heart valve inventories reflected the cost of only the heart valves that we subsequently sold in May 2005. These inventories are reported as a component of our current assets of discontinued operations. All other inventories of the discontinued heart valve business have been reduced to a carrying value of zero.

Deferred Income Tax Assets.   In assessing the realizability of our deferred tax assets, management considers whether it is more likely than not that our deferred income tax assets will be realized. The ultimate realization of deferred income tax assets is dependent on the generation of future taxable income, which must occur prior to the expiration of our net operating loss and credit carryforwards, which comprise the majority of the deferred tax assets. As of April 30, 2006, we had established a valuation allowance of $13,565,631 to fully offset our deferred tax assets due to uncertainty about generating sufficient future taxable income necessary to realize these deferred tax assets, particularly in light of our history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership.

Stock-Based Compensation.   On May 1, 2006, we adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R (revised 2004), Share-Based Payment, and elected the modified prospective application transition method. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance. As required by SFAS No. 123R, we recognize compensation expense during the vesting period of stock-based awards that are granted, modified, repurchased, or cancelled after May 1, 2006 using the grant-date fair value of the award. In addition, compensation expense is recognized for awards granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value of the award. In accordance with the modified prospective application transition method of SFAS No. 123R, prior period results are not restated. Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification. We have also implemented the SEC interpretations in Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payments, in connection with the adoption of SFAS No. 123R.

We recognize compensation expense for stock options on a straight-line basis over the requisite service period of the award. The amount of stock-based compensation recognized is based on the value of the portions of the awards that are ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for instruments that employees forfeit because the requisite service is not rendered. Previously recognized compensation cost is not reversed if an employee stock option for which the requisite service has been rendered expires unexercised. We use historical forfeitures and employee turnover to estimate the number of options that will actually vest. We will reevaluate this estimate periodically and adjust the forfeiture rate on a prospective basis as necessary.

In accordance with the modified prospective application transition method of SFAS No. 123R, financial results for prior periods have not been restated. For purposes of the pro forma disclosures required by SFAS No. 123, we amortized the grant-date fair value of employee stock options over the vesting period and accounted for forfeitures as they occurred.

Prior to the adoption of SFAS No. 123R, we accounted for stock options granted to employees using the intrinsic value method under the guidance of APB No. 25, and provided pro forma disclosure as required by SFAS No. 123.

Under the intrinsic value method of accounting, no compensation expense is recognized in our statement of operations when the exercise price of our employee/director stock option grants equals or is greater than the market price of the underlying common stock at the date of grant, and the measurement date of the option grant is certain. The measurement date is certain when the date of grant is fixed and determinable. Compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of our stock at the date of grant over the amount that the employee is required to pay for the stock.

Recent Accounting Developments

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation (“FIN”) No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109. This Interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We do not anticipate the adoption of FIN 48 on May 1, 2007 will have a material impact on our financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. We do not anticipate the adoption of SFAS 157 on May 1, 2008 will have a material impact on our financial statements.

In September 2006, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 108, Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements, which provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and an income statement approach and evaluate whether either approach results in quantifying a misstatement that, when all relevant quantitative and qualitative factors are considered, is material. This pronouncement is effective for fiscal years ending after November 15, 2006. We do not anticipate the adoption of SAB No. 108 will have a material impact on our financial statements.

Results of Operations for the Three Months Ended July 31, 2005 and 2006

Sales and Marketing.   Sales and marketing expenses increased from $105,217 in the three months ended July 31, 2005 to $390,682 in the three months ended July 31, 2006. The $285,465 increase was primarily due to an increase of $163,551 in payroll and relocation costs, $59,703 in travel and entertainment, and $31,948 in public relations. Stock-based compensation expense as a result of adoption of SFAS No. 123R was $22,054 in the three months ended July 31, 2006.

General and Administrative.   General and administrative expenses increased from $763,329 in the three months ended July 31, 2005 to $2,217,613 in the three months ended July 31, 2006. The $1,454,284 increase was primarily due to costs associated with a proposed public offering of our common stock that we subsequently decided not to pursue. The proposed public offering resulted in an increase of $346,479 in financial advisory consulting, $135,865 in legal services, $111,567 in accounting services, and $130,306 in printing expenses. In addition to the proposed public offering, the increase in general and administrative expenses was due to an increase of $181,669 in salaries, bonus, recruiting, relocation, and other payroll related costs; and increases of $226,384 and $304,457 in stock-based compensation to employees and the board of directors, respectively, as a result of adoption of SFAS No. 123R.

Research and Development.   Research and development expenses increased from $403,225 in the three months ended July 31, 2005 to $1,588,362 in the three months ended July 31, 2006. The $1,185,137 increase was primarily due to an increase of $516,457 in external product design and development consulting and $176,677 in test and design materials related to our minimally invasive system. The increase in research and development was also caused by an increase of $212,357 in payroll and related costs, $105,435 in stock-based compensation to employees as a result of adoption of SFAS No. 123R, and $14,910 in stock-based compensation to non-employees.

Other Income (Expense).   Other income (expense) decreased from $6,444,924 in the three months ended July 31, 2005 to $90,041 in the three months ended July 31, 2006. The three months ended July 31, 2005 included a $6,453,938 reduction in the fair value of the putable warrants issued in connection with 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) issued on April 1, 2005 discussed more fully in Note 9 to our financial statements for the fiscal year ended April 30, 2006. Interest income increased from $68,962 in the three months ended July 31, 2005 to $108,349 in the three months ended July 31, 2006. Interest expense decreased from $79,036 in the three months ended July 31, 2005 to $37,235 in the three months ended July 31, 2006 due to lower borrowings outstanding.

Discontinued Operations.   Discontinued operations relate to the heart valve business. The income from discontinued operations of $9,054 in the three months ended July 31, 2006 resulted from a $31,500 gain on the disposition of fully depreciated assets offset by expenses of $22,446 in the three months ended July 31, 2006. The loss of $102,969 in the three months ended July 31, 2005 resulted from heart valve sales of $338,333 offset by expenses of $441,302.

Dividends on Preferred Stock.   During the three months ended July 31, 2005, we paid cash dividends of $218,633 related to the Preferred Stock. As discussed in Note 9 to our financial statements for the fiscal year ended April 30, 2006, these shares are no longer outstanding.

Income Tax Provision.   We have no income tax provision in the three months ended July 31, 2005 and 2006 due to the net operating losses generated for income tax reporting purposes. We have established a valuation allowance to fully offset tax assets due to the uncertainty about our ability to generate the future taxable income necessary to realize these deferred tax assets, particularly in light of our history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership that have or may result from the issuance of common stock, redeemable convertible preferred stock or common stock options and warrants.

Results of Operations for the Fiscal Years Ended April 30, 2005 and 2006

Sales and Marketing, Continuing Operations.   Sales and marketing expenses for the fiscal year ended April 30, 2006 were $525,384 compared to $317,386 in the prior fiscal year. Sales and marketing expenses for both periods were comprised of expenses related to the marketing of our ATRILAZE system. The major components in the increase in sales and marketing expense were an increase in salaries and related costs of $108,256 and an increase in travel and related costs of $46,088.

General and Administrative, Continuing Operations.   General and administrative expenses for the fiscal year ended April 30, 2006, were $3,459,916 compared to $4,012,506 for the fiscal year ended April 30, 2005. The major components of the decrease in general and administrative expense were a reduction in consulting fees of $1,027,470, offset in part by increases in personnel cost of $136,424 and professional fees of $266,256.

Research and Development Services, Continuing Operations.   Research and development services include expenses we previously referred to as research and development expenses and engineering and regulatory expenses. Expenses related to research and development services were $3,471,241 for the fiscal year ended April 30, 2006 compared to $1,581,016 in the prior fiscal year. The increase in research and development services expense was primarily attributable to increased consulting and advisory board fees and expenses of $899,812, increased personnel costs of $405,783, increased material costs of $159,132, a milestone payment of $125,000, and increased travel expenses of $97,109.

Other Income (Expense).   Net other income was $16,770,731 for the fiscal year ended April 30, 2006 compared to net other expense of $11,310,583 for the fiscal year ended April 30, 2005. During the fiscal year ended April 30, 2006, we amended the terms related to the exercise price and expiration date of the putable warrants we issued in April 2005. The changes resulted in the recording of other income in the amount of $6,744,930 in the fiscal year ended April 30, 2006. In addition, due to the decrease in our stock price between April 30, 2005 and the date the putable warrants were exercised, we recorded the reduction to the fair value of the putable warrants of $9,804,527 in other income in the statement of operations during the fiscal year ended April 30, 2006. The fair value of these warrants upon the closing of our preferred stock sale on April 1, 2005 was $22,271,047. Because the fair value of these warrants at April 1, 2005 exceeded the proceeds received in the redeemable convertible preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received of $4,266,047 was recognized as other expense upon closing in fiscal year 2005. In addition, during the period between closing and April 30, 2005, the fair value of the warrants increased by $5,721,562 which amount was included in other expense in the statement of operations for the fiscal year ended April 30, 2005. See “Liquidity and Capital Resources” below for a more detailed discussion of our accounting for these warrants. Interest expense totaled $177,401 in the fiscal year ended April 30, 2006, compared to $1,352,183 in the prior fiscal year. The decrease in interest expense was due to the decreased amount of borrowings outstanding. Interest income totaled $384,773 for the fiscal year ended April 30, 2006 compared to $22,994 in the prior fiscal year. The increase was due to a greater amount of cash available in fiscal year 2006.

Income (Loss) from Continuing Operations.   For fiscal year 2006, our income from continuing operations totaled $9,314,190. For fiscal year 2005, our loss from continuing operations totaled $17,221,491. The increase in income from continuing operations resulted from the other income discussed above.

Discontinued Operations.   Discontinued operations relate to the heart valve business. The loss from discontinued operations of $81,800 for the fiscal year ended April 30, 2006 resulted from costs and expenses of $557,780 being partially offset by sales of $338,333 and a gain on disposition of assets of $137,647. The loss of $1,873,381 in the fiscal year ended April 30, 2005 related to costs and expenses of $4,178,278, being, partially offset by sales of $2,304,897.

Dividends on Preferred Stock.   During the fiscal year ended April 30, 2006, we offered to repurchase certain outstanding shares of redeemable convertible preferred stock pursuant to our preferred stock acquisition plan. Our acquisition of the redeemable convertible preferred stock in consideration of the issuance of 3,077 shares of common stock per share of redeemable convertible preferred stock resulted in a non-cash dividend on the redeemable convertible preferred stock of $13,579,979. In addition, cash dividends of $588,542 were paid during the fiscal year ended April 30, 2006.

Income Tax Provision.   In light of our history of operating losses, we have historically recorded a valuation allowance to fully offset our deferred tax assets. We have continued to provide a full valuation allowance throughout fiscal year 2006 due to the inherent uncertainty about our ability to generate sufficient taxable income to realize these deferred tax assets. We have recorded no tax provision in fiscal years 2005 and 2006 due to net operating losses generated for income tax reporting purposes.

Liquidity and Capital Resources

Three Months Ended July 31, 2006

Cash and cash equivalents decreased from $10,351,570 at April 30, 2006 to $7,147,911 at July 31, 2006 due to the following:

Three months ended July 31, 2006
Net cash used by operating activities	$(3,158,040)
Net cash provided by investing activities	34,153
Net cash used by financing activities	(79,772)
Net decrease in cash and cash equivalents	$(3,203,659)

Operating Activities.   Net cash used by operating activities was $3,158,040 in the three months ended July 31, 2006 compared to $1,262,239 in the three months ended July 31, 2005. The net cash used by operating activities of $3,158,040 in the three months ended July 31, 2006 resulted primarily from the net loss of $4,097,562 less non-cash charges of $673,240 related to stock-based compensation and $262,357 in net changes in operating assets and liabilities primarily due to an increase in accounts payable. The net cash used by operating activities of $1,262,239 in the three months ended July 31, 2005 resulted primarily from the net income of $5,070,184 less non-cash charges of $6,453,938 related to the change in fair value of putable warrants.

Investing Activities.   Net cash provided by investing activities was $34,153 for the three months ended July 31, 2006 due to cash proceeds from the sales of property, plant and equipment of $50,668 partially offset by purchases of property, plant and equipment of $16,515. Net cash used in the three months ended July 31, 2005 of $238,682 related to purchases of property, plant and equipment.

Financing Activities.   Net cash used by financing activities was $79,772 in the three months ended July 31, 2006 due primarily to principal payments under our related party lease obligation. Net cash used by financing activities of $253,071 in the three months ended July 31, 2005 was primarily due to $35,563 of principal payments under our related party lease obligation and $218,633 in preferred stock dividends.

We expect that our operating losses and negative operating cash flow will continue as we continue to support the development and launch of our minimally invasive product. We anticipate that our sales and marketing, general and administrative and research and development expenses will continue to constitute a material use of our cash resources. The actual amounts and timing of our capital expenditures will vary significantly depending upon the progress of our product development and the availability of financing. Our cash balance of $7,147,911 at July 31, 2006, when combined with the net proceeds of our October 2006 private placement (described below), is expected to last through March 2007.

Our capital requirements may vary depending upon the timing and the success of the implementation of our business plan, regulatory, technological and competitive developments, or if:

•       sales of our product are not achieved;

•       operating losses exceed our expectations;

•       our manufacturing and development costs or estimates prove to be inaccurate; or

•       we acquire, license or develop additional technologies.

We cannot, however, assure you that our efforts to enter the market for treating atrial fibrillation through laser ablation will:

•       be attainable;

•       be profitable;

•       reduce our reliance upon financing transactions; or

•       enable us to continue operations.

Fiscal Year 2006

Cash and cash equivalents were $10,351,570 at April 30, 2006 compared to $10,637,796 at April 30, 2005. The decrease in cash and cash equivalents was due to the following:

Net cash used by operating activities	$(5,859,025)
Net cash used by investing activities	(3,611)
Net cash provided by financing activities	5,576,410
Net decrease	$(286,226)

Net cash used by operating activities totaled $5,859,025 and $5,538,337 in fiscal years 2006 and 2005, respectively. Net income of $9,232,390 in fiscal year 2006 was offset by net non-cash adjustments of $16,095,655, relating primarily to the decrease in the fair value of putable warrants and gain from the sale of property, plant and equipment. The net change in operating assets and liabilities of $1,004,240 related primarily to the decrease in accounts receivable.

Net cash used by investing activities totaled $3,611 and $195,543 in fiscal years 2006 and 2005, respectively. Purchases of property, plant and equipment of $350,418 and $218,666 in fiscal years 2006 and 2005, respectively, were offset by proceeds from sales of property, plant and equipment of $346,807 and $23,123 in fiscal years 2006 and 2005, respectively.

Net cash provided by financing activities totaled $5,576,410 and $15,711,820 in fiscal years 2006 and 2005, respectively. In fiscal year 2006, the cash provided by financing activities resulted primarily from net proceeds received from the exercise of warrants partially offset by preferred stock cash dividends and principal payments under related party lease obligations. In fiscal year 2005, the cash provided by financing activities resulted from net proceeds from the issuance of redeemable convertible preferred stock and warrants, common stock and warrants and from borrowings on long-term debt partially offset by payments of term debt and related party lease obligations.

Financing Activities

Throughout fiscal years 2005 and 2006, we entered into a number of transactions to provide funds necessary to meet our working capital and capital expenditure needs and to meet other obligations. Details of these activities are set forth below.

•       2004 Private Placement.   During February, April and May, 2004, we conducted a private placement to accredited investors of units, with each unit consisting of one share of common stock and one common stock purchase warrant. In this placement, we sold 273,076 units for aggregate gross proceeds of $4,014,222. During fiscal year 2005, we received gross proceeds from this placement of $2,265,123. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 273,076 shares of common stock at an exercise price of $16.00 per share. In connection with the placement, we issued our placement agent a five-year warrant to purchase 12,327 units at an exercise price of $18.375 per unit, paid our placement agent cash commissions of $181,210 and paid our placement agent a non-accountable expense allowance of $67,954. In addition, we issued a finder a five-year warrant to purchase 9,518 units at an exercise price of $18.375 per unit, paid a finder’s fee of $140,928 and reimbursed a finder for expenses of $4,163. The warrants underlying the unit warrants issued to the placement agent and the finder are exercisable for a period of five-years at an exercise price of $18.375 per share. As a result of anti-dilution adjustments through April 30, 2006, these unit warrants became exercisable in the aggregate for 85,401 units at $4.70 per unit, with each unit consisting of one share of common stock and one warrant exercisable for one share of common stock. In March and April 2006, warrants to purchase 37,214 units were exercised on a net exercise basis. At April 30, 2006, warrants to purchase 48,187 units at $4.70 per unit remained exercisable.

•       Credit Agreements with PKM and Hauser.   On November 17, 2004, we entered into a discretionary credit agreement with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors and one of the largest beneficial owners of our securities, pursuant to which we borrowed $500,000. This discretionary credit agreement had a maturity date of February 28, 2005, that was extended to June 30, 2005. It required the payment of interest at a rate of 10 percent per year. It also contained various representations and loan covenants as are customary in banking and finance transactions. We issued a credit note to PKM to evidence such indebtedness. In connection with this discretionary credit agreement, we entered into an intellectual property security agreement with PKM, pursuant to which we granted PKM a security interest in all of our intellectual property. We also acknowledged and accepted a third amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Peter L. Hauser, a beneficial owner of our securities. Pursuant to this agreement, proceeds borrowed under this discretionary credit agreement were deemed “senior debt.” Further, PKM, pursuant to a waiver agreement, waived past defaults under the discretionary credit agreements from January 2003 and November 2003. As additional consideration for the discretionary credit agreement we entered into in November 2004, we issued to PKM a warrant with a ten-year term to purchase 3,401 shares of our common stock at $14.70 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 11,363 shares at $4.40 per share. This debt was converted into convertible preferred stock and warrants in April 2005, as described below.

•       Bridge Financing.   On December 31, 2004, we issued $225,000 principal amount of convertible bridge notes due May 31, 2005, to certain accredited investors. On January 13, 2005, we issued $200,000 principal amount of convertible bridge notes due May 31, 2005, to an accredited investor. The notes bore interest at the rate of 10 percent per year and were convertible into securities to be issued in our next equity financing. In April 2005, these notes were converted in connection with the preferred stock financing described below, at 100 percent of the issuance price of such securities. In consideration of converting at 100 percent rather than 80 percent of the issuance price of the preferred stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing.

In connection with the issuance of these notes, we issued five-year warrants to the investors for the purchase of an aggregate of 8,500 shares of common stock. Such warrants are exercisable to purchase common stock at a price per share of $5.00. The allocated fair value of the warrants was $79,030 and was accounted for as a discount on the borrowings. This discount, which was initially presented as a reduction of the carrying value of the debt, was amortized as interest expense through the April 2005 conversion date of the notes.

In connection with these issuances, we paid Tower, a finder, a cash commission equal to 8 percent of the gross proceeds raised from investors introduced to us by Tower and we agreed to issue a five-year common stock purchase warrant to Tower for the purchase of a number of shares equal to 8 percent of the total possible shares issuable to Tower-introduced investors in this financing at an exercise price of $6.25 per share.

These bridge notes were converted into preferred stock and warrants in April 2005 at 100 percent of the issuance price of such securities, as described below. Because the convertible bridge notes provided a contingent conversion option to the note holders which resulted in a beneficial conversion price when converted, we recorded an interest charge of $68,000 upon conversion of these notes in April 2005.

•       Sale of Preferred Stock and Warrants.   On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, we issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“preferred stock”) to such investors, five-year warrants for the purchase of 2,705,250 shares of common stock to such investors exercisable at $5.00 per share, and five-year warrants for the purchase in the aggregate of 163,596 shares of common stock to the placement agent and finder exercisable at $5.00 per share. Each share of preferred stock, which was non-voting, had a stated value of $10,000 per share and accrued dividends at a rate of 5% of the stated value annually, was convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were withheld by the lead investor). We also converted $4,402,000 of indebtedness into the above-referenced securities. We incurred cash offering costs of $817,980, including agent commissions, a finder’s fee and out-of-pocket expense reimbursements. We also paid legal and administrative expenses of $18,086 incurred by PKM in this transaction.

In certain circumstances, we could have required the preferred shareholders to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders had the right to require us to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders had the right to require us to redeem the preferred shares at 110 percent their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares was considered to be redeemable and was reported as a “mezzanine” instrument on our balance sheet beginning on April 30, 2005. The aggregate liquidation value of these redeemable preferred shares at April 30, 2005, was $18,109,116. However, the carrying value of this redeemable preferred stock at April 30, 2005, was zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and the finder, as described below. No redeemable convertible preferred stock was outstanding at April 30, 2006.

We were required to register the common shares underlying the preferred stock and the common shares underlying the warrants. If we did not meet certain registration deadlines, the holders of preferred stock were entitled to liquidated damages, as defined. In the event of a fundamental transaction, as defined, the warrants issued to the preferred shareholders, the placement agent and the finder, all provided the warrant holders with the right to put the warrants to us for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants were reported at their fair value as a liability on our balance sheet and changes in the fair value of the warrant resulted in charges or benefits to our results of operations. The fair value of these warrants upon closing of the preferred stock sale was $22,271,047. Because the fair value of these warrants at April 1, 2005 exceeded the proceeds received in the preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) was recognized as other expense of $4,266,047 upon closing. During the period between closing and April 30, 2005, the fair value of these warrants increased to $27,992,609. We reported the $5,721,562 increase in fair value of putable warrants in other expense in the statement of operations for the fiscal year ended April 30, 2005. The fair value of the warrants, after the changes in terms noted below, was $11,443,152 at the date the warrants were exercised or the put option was removed. We reported the $16,549,457 decrease in fair value of putable warrants in other income in the statement of operations for the year ended April 30, 2006.

•       Purchase of Preferred Stock and Exercise of Warrants.   Holders of a majority of the outstanding shares of preferred stock authorized us to proceed with a preferred stock acquisition plan. Pursuant to such plan, on December 21, 2005, we entered into preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock. Under the agreements, we acquired the preferred stock of each such holder in consideration of the issuance 3,077 shares of common stock for each share of preferred stock being acquired. On January 6, 2006, under the same form of preferred stock acquisition agreements, we acquired an additional 271 shares of preferred stock, representing all of the remaining then-outstanding shares of our preferred stock, for the same per share consideration. In the aggregate, we issued 5,447,814 shares of common stock in consideration of the acquisition of 1,770 shares of preferred stock. We originally sold 1,803 shares of preferred stock. The 33 shares of preferred stock not purchased in December 2005 or January 2006 were converted between June 2005 and October 2005 into shares of common stock at a conversion ratio of 2,000 shares of common stock for each share of preferred stock.

Also on December 21, 2005, we and holders of a majority of the outstanding shares of preferred stock and related common stock purchase warrants entered into an amendment to the securities purchase agreement as of April 1, 2005, to revise certain definitions contained therein. Following such amendment, on December 21, 2005, we and each of the holders who originally agreed to sell preferred stock to our company entered into amendments to such holders’ warrants issued under the securities purchase agreement. Pursuant to these amendments, we (1) reduced the exercise price on outstanding warrants for the purchase of an aggregate of 2,296,950 shares of common stock held by such persons from $5.00 per share to $3.25 per share, and (2) accelerated the expiration date of such warrants from April 1, 2010, to January 6, 2006. Concurrent with such warrant amendments, investors delivered warrant exercise notices to our company. We authorized one of such warrants, namely the warrant for the purchase of 445,200 shares held by PKM, to be exercised on a net exercise basis (using a market price of $6.60 per share).

On January 6, 2006, under the same form of amended warrant agreements, investors exercised warrants for the purchase of 423,050 shares of common stock. We authorized one of such warrants, namely the warrant for the purchase of 151,200 shares held by Mr. Hauser, to be exercised on a net exercise basis (using a market price of $6.60 per share).

In the aggregate, we issued 2,411,567 shares of common stock in connection with the exercises by investors of investor warrants issued in our April 2005 private placement. We also issued an additional 14,750 shares of common stock in connection with exercises of warrants originally issued to our agent and finder in our April 2005 private placement.

Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, we issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to our placement agent in our April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. Also effective January 6, 2006, we amended the outstanding finder warrant for the purchase of 40,996 shares of common stock to adjust the exercise price to $3.25 per share and eliminate the right to put the warrant to us for cash in an amount equal to the fair value of the warrants in the event of a fundamental transaction.

The net effect of the December 2005 and January 2006 transactions was to increase cash by $6,435,140 (net of expenses of $471,435), decrease the warrant liability associated with the warrants containing a put feature by $18,188,082, increase common stock and additional paid-in capital by $31,458,271, increase non-cash dividends on preferred stock by $13,579,979 because of the change in the number of common shares issued upon acquisition of the preferred stock and increase other income by $6,744,930. The outstanding shares of common stock were increased by 7,951,605 shares.

•       On October 13, 2006, pursuant to the terms of a securities purchase agreement, we issued 714,286 shares of common stock to accredited investors and warrants for the purchase of an aggregate of 178,571 shares of common stock to such investors. We obtained gross proceeds of approximately $2.5 million in cash at the closing. We paid our placement agent cash commissions of $150,000 and reimbursed our placement agent for $13,750 in expenses. The warrants are exercisable for a period of five years at an exercise price of $4.365 per share, subject to basic, and for a period of 9 months, full-ratchet anti-dilution adjustments. If the shares issuable upon exercise of the warrants are not registered for resale at the time of exercise and they are required to be so registered at that time, each warrant allows the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant. In connection with the securities purchase agreement, we granted the investors a 12-month right of participation in subsequent financings. We agreed not to create or authorize any senior securities or undertake a reverse or forward stock split or reclassification, without the consent of the purchasers of a majority of the shares, for a period of 18 months. We also agreed not to enter into any variable rate transactions for a period of 18 months.

Commitments and Contingent Liabilities at July 31, 2006

Product Liability Contingency.   In March 2005, we became aware that a patient who was utilizing our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance will cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results or cash flows.

Related Party Lease Obligation.   On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller. Mr. Miller is one of our directors and one of the largest beneficial owners of our securities. In connection with the transaction, we received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (2) PKM’s assumption of our $2.5 million outstanding indebtedness to Associated Bank, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

Simultaneous with the sale of the facility, we entered into a lease with PKM to lease back the facility and a portion of the land. The lease has a ten-year initial term with options for us to extend the lease up to ten additional years. Under certain conditions, we also have an option to purchase the building at the end of the initial ten-year term at the fair value at that time. We also pay maintenance and operating costs, utilities and real estate taxes under the lease. In addition, the lease makes our responsibility any construction costs deemed necessary or required by the landlord in connection with the relocation or removal of the private septic system and/or drain field as well as costs associated with responding to any release of hazardous materials at the property.

Operating Lease.   We have an operating lease for a certain piece of office equipment, which expires in fiscal year 2011. At the end of the initial lease term, we have the option to purchase the equipment at the fair market value, renew the lease, or return the equipment.

Severance Contingencies.   Employment agreements with seven officers contain a provision for lump sum payments of up to twelve months severance if the officer is terminated without cause by us or for good reason by the officer (as defined in the agreements).

Severance Contract.   In April 2006, we entered into an amendment to the employment agreement (the “First Amendment”) with John H. Jungbauer, then our Vice President, Finance and Chief Financial Officer, to reflect the mutual decision reached concerning Mr. Jungbauer’s departure from our company. Mr. Jungbauer’s employment ceased effective at the close of business on July 31, 2006. A severance payment of $100,000 was paid on July 31, 2006 and an additional $100,000 will be paid to Mr. Jungbauer in January 2007. In addition to these severance payments, we have agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits. We recorded an expense of $94,291 in the three months ended July 31, 2006 and $131,793 in fiscal year 2006 related to the severance payments, related payroll taxes, and medical benefits.

In connection with the First Amendment, we agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, would be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment. The original terms of Mr. Jungbauer’s stock option agreements for the purchase of 144,012 shares of our common stock provided that he had three months following termination of employment to exercise the vested portions thereof. We accounted for the modification in accordance with the provisions of APB No. 25 and recorded compensation expense of $87,353 in fiscal year 2006 to reflect the intrinsic value of excess of the market price of our stock at the date of modification over the exercise price of the vested stock options.

In July 2006, we entered into a second amendment to the employment agreement (the “Second Amendment”) with Mr. Jungbauer to retroactively rescind the provision in the First Amendment that provided Mr. Jungbauer twelve months following termination of employment to exercise the vested portions thereof and revert to the original terms of the stock option agreements that provide Mr. Jungbauer three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,065 shares of our common stock had vested as of July 31, 2006. We accounted for the subsequent modification of the exercise period in fiscal year 2007 in accordance with the provisions of SFAS No. 123R. Accordingly, no incremental compensation was recorded in fiscal year 2007 as the fair value of the modified stock option agreements was less than the fair value immediately before the modification.

Atrial Fibrillation Technology Purchase Agreement.   In August 2003, we entered into a technology purchase agreement with LightWave Ablation Systems, Inc. (“LightWave”) and its principals, one of whom became an employee of our company, relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 1,500 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. An additional $125,000 was paid to LightWave in January 2006. We will be obligated to pay an additional $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, at closing, during fiscal year 2004, we issued to LightWave a warrant for the purchase of 2,500 shares of common stock at $14.60 per share and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock at $14.60 per share upon receiving an FDA 510(k) clearance. In addition, we are obligated to issue a warrant for the purchase of 2,500 shares of common stock upon a receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of the product.

Following the first commercial sale, we have agreed to make payments to LightWave for ten years equal to six percent of net sales of the LightWave product in countries in which we obtain patent protection and four percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to make minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payment
2	$50,000
3	75,000
4	100,000
5	200,000
6	300,000
7	350,000
8	350,000
9	400,000
10	500,000

LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, and certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave.

If we fail in any year to pay minimum annual payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

The following table summarizes our contractual obligation as of July 31, 2006, excluding product liability contingencies, severance contingencies and payments that are contingent upon achievement of future development of sales milestones, as described above:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Years	Four or More Years
Related Party Lease Obligation(1)	$2,805,788	$431,864	$876,379	$1,497,545
Accrued Severance	126,084	126,084	—	—
Operating Lease	21,197	5,530	11,059	4,608
Total Contractual Obligations	$2,953,069	$563,478	$887,438	$1,502,153

(1)          Future payments include interest due.

Commitments and Contingent Liabilities at April 30, 2006

Product Liability Contingency.   In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results or cash flows.

Related Party Lease Obligation.   On April 4, 2003, we sold our corporate headquarters, manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM. In connection with the transaction, we received total consideration of $3.84 million consisting of (1) $1.0 million in cash, (2) PKM’s assumption of our $2.5 million outstanding indebtedness to Associated Bank which eliminated our indebtedness to Associated Bank, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105.

We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We also pay maintenance and operating costs, utilities and real estate taxes under the lease. In addition, the lease makes our responsibility any construction costs deemed necessary or required by the landlord in connection with the relocation or removal of the private septic system and/or drain field as well as costs associated with responding to any release of hazardous materials at the property. We continue to utilize the facility as we did prior to the financing transaction.

Severance Contingencies.   At April 30, 2006, employment agreements with seven executive officers contained a provision for lump sum payments of up to twelve months severance if the employment of the officer is terminated without cause by us or for good reason by the officer as defined in the contracts.

On April 6, 2006, we entered into an amendment to the executive employment agreement with John H. Jungbauer, our principal financial officer and principal accounting officer, to reflect the mutual decision reached concerning his departure from our company. Pursuant to the amendment, Mr. Jungbauer’s employment will terminate on the date we advise him that we have engaged a new chief financial officer and/or principal accounting officer. The actual termination date will be no earlier than July 31, 2006. We also have the right, at our option, to extend Mr. Jungbauer’s employment (as a non-officer) for a transition period. Such transition period will not, without Mr. Jungbauer’s consent, continue beyond December 31, 2006. Mr. Jungbauer’s compensation and benefits will continue to be paid under the employment agreement at their current rates through the termination date and any transition period. Under terms of the employment agreement, Mr. Jungbauer has the right to terminate his employment upon 60 days’ prior notice and is entitled to a severance payment equal to six months of base compensation. Under the employment agreement, Mr. Jungbauer will receive a severance payment of $100,000 on his termination date. To facilitate a smooth transition, we have also agreed to make an additional severance payment to Mr. Jungbauer. Under the amendment, Mr. Jungbauer will receive an additional severance payment of $100,000 on January 2, 2007. In addition to these severance payments, we have agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits for the periods covered by the severance payments. A liability of $131,793 for the severance payments, related payroll taxes, and medical benefits is included in accrued expenses on our balance sheet at April 30, 2006 and the expense is included in general and administrative expenses in the statement of operations for the fiscal year then ended. Mr. Jungbauer holds stock options for the purchase of 144,012 shares of our common stock. Mr. Jungbauer’s stock option agreements provide that he has three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,065 shares of our common stock will be vested on July 1, 2006. Pursuant to the amendment, we agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, will be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment. In

July 2006, we agreed to retroactively rescind the provision in the amendment that provided Mr. Jungbauer twelve months following termination of employment to exercise the vested portions thereof and revert to the original terms of the stock option agreements that provide Mr. Jungbauer three months following termination of employment to exercise the vested portions thereof.

Technology Purchase Agreement.   In August 2003, we entered into a technology purchase agreement with LightWave Ablation Systems, Inc. (“LightWave”) and its principals, one of whom became a current employee of our company, relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. We paid LightWave an initial standstill payment consisting of 1,500 shares of our common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. In addition, at closing, during fiscal year 2004, we issued to LightWave a warrant for the purchase of 2,500 shares of common stock at $14.60 per share and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock at $14.60 per share upon receiving an FDA 510(k) clearance. In addition, we are obligated to issue a warrant for the purchase of 2,500 shares of common stock upon receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of the product.

A milestone payment of $125,000 was made to LightWave in January 2006. We will be obligated to pay an additional $385,000 within 45 days following our achievement of $1,500,000 of cumulative gross sales of disposable products.

In addition, following the first commercial sale, we have agreed to pay LightWave payments equal to 6 percent of net sales of the LightWave product in countries in which we obtain patent protection and 4 percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following our first commercial sale, we have agreed to pay minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payment
2	$50,000
3	$75,000
4	$100,000
5	$200,000
6	$300,000
7	$350,000
8	$350,000
9	$400,000
10	$500,000

We are obligated to make payments for a period of ten years following the first commercial sale. Our technology purchase agreement with LightWave contains other customary conditions, including mutual indemnification obligations. LightWave and two of its principals have agreed to certain noncompetition obligations, nondisclosure obligations, and certain obligations to assign new developments or inventions relating to the acquired technology to our company. We have agreed to use our reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave. If we fail in any year to pay minimum annual payments, we may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

The following table summarizes our contractual obligations as of April 30, 2006, excluding product liability contingencies, severance contingencies, and payments that are contingent upon achievement of future development and sales milestones, as described above:

	Payments Due By Period
Summary of Contractual Obligations	TOTAL	Less than One Year	Two to Three Years	Four or More Years
Related Party Lease Obligation(1)	$2,914,034	$432,344	$877,468	$1,604,222
Accrued Severance	131,793	131,793	—	—
Operating Lease	22,580	5,530	11,060	5,990
Total Contractual Obligations	$3,068,407	$569,667	$888,528	$1,610,212

(1)          Includes interest

Qualitative and Quantitative Disclosures about Market Risk

We are focusing all of our resources on the development and introduction of our minimally invasive system. Sales in fiscal year 2007 are not expected to be material, and we expect that any sales will be in the United States denominated in U.S. dollars. Our interest income and expenses are sensitive to changes in the general level of U.S. interest rates, particularly since our investments are in short-term instruments. At July 31, 2006, we held a majority of our cash in a money market account. Based on the current nature and levels of our investments we believe that we currently have no material market risk exposure.

Our general investing policy is to limit market and credit risk and the risk of principal loss. All liquid investments with maturities of three months or less are considered to be cash equivalents.

BUSINESS

Overview

Our ATRILAZE system utilizes laser energy in cardiac tissue ablation procedures in open-heart surgery. We acquired the initial technology in August 2003 and we have developed several generations of products beyond the initial technology purchase. We received FDA 510(k) clearances for the first generation product in November 2004 and the second generation product in October 2005. In addition, we received a third FDA 510(k) clearance in April 2006 which covered an additional laser wavelength.

The ATRILAZE system with its laser technology platform is currently being utilized to ablate cardiac tissue concomitantly, or in conjunction, with open-heart surgical procedures. Our strategy is to leverage our laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation, or AF. We define a minimally invasive treatment as being one in which the procedure is performed on a beating heart in a closed-chest setting. We submitted an application for FDA 510(k) clearance of our minimally invasive system in May 2006 and expect to introduce this system for commercial use in the second half of 2006.

AF is the most commonly occurring cardiac arrhythmia. AF is an erratic heartbeat that causes the atria to contract rapidly and ineffectively and is associated with abnormal electrical impulses that alter a patient’s normal cardiac function. AF reduces cardiac output, is a major precursor to congestive heart failure, and is associated with an increased incidence of stroke. Patients afflicted with AF are five times more likely to suffer a stroke and are more likely to suffer increased mortality at an earlier age. According to the Framingham Study published in 2004, one in four people over 40 years of age in United States has a lifetime risk of developing AF and the incidence of AF increases with age. More than 5.0 million people worldwide are afflicted with AF. Of the approximately 5.0 million, approximately 2.5 million Americans are afflicted with AF, with more than 200,000 new diagnoses each year. The annual market for open-chest surgical AF procedures is expected to reach $190 million to $250 million. The projected annual market for stand-alone, minimally invasive AF surgical procedures is expected to reach $2.1 billion.

We have begun supplying our current product, the ATRILAZE system, a hand-held wand, to select centers for surgical ablation in concomitant open-heart procedures to increase surgeon exposure to our products. We do not expect significant revenue until we introduce our minimally invasive system.

MedicalCV, Inc. was incorporated in Minnesota on March 30, 1992, under the name CV Dynamics, Inc.

AF Treatment Options

There are currently four primary treatment modalities for AF with a wide range of success and morbidity rates.

•       Drugs—As a first line of treatment, patients typically receive drug therapy to prevent blood clots, control heart rate and restore the heart rhythm. These drugs are often ineffective, not well tolerated and may be associated with significant side effects. For these reasons, drug therapy for AF fails for up to 50% of patients within one year and 60% of patients within two years.

•       Implantable Devices—Implantable devices, such as defibrillators and pacemakers, can be effective in reducing the symptoms and number of AF episodes, but neither device is intended to treat AF. Patients may continue to experience the adverse effects of AF as well as some of the symptoms, including dizziness and fatigue, because the AF continues.

•       Catheter-Based Treatment—Catheter-based AF treatments are technically challenging, can be associated with serious complications and yield inconsistent results. In proportion to the prevalence of AF, only a small number of catheter-based AF treatments are performed each year in the United States.

•       Surgery—There are two types of surgical approaches to treating AF. These procedures are frequently done concomitantly with mitral valve or coronary artery bypass surgery:

•        Classic Maze Procedure—The standard for curative treatment of atrial fibrillation is known as the classic Maze procedure. This is a maximally invasive procedure that is routinely done concomitantly and requires cracking the sternum, opening the patient’s chest, placing the patient on the heart-lung machine, stopping the heart, disassembling, and finally reassembling the atrial chambers of the heart. This is done to create lesion lines using the surgeon’s scalpel to interrupt the erratic electrical impulses that cause AF. This procedure has a success rate of approximately 90 percent, but is a technically difficult and time-consuming procedure. The postoperative recovery times are long, and the morbidity and mortality risks of this procedure are significant.

•        Modified Maze Procedure—Because of the significant technical challenges associated with the classic Maze procedure, modifications were developed. These involved using ablation techniques rather than a scalpel to achieve lesion transmurality, or full-thickness necrosis, in the target tissue. These technologies, however, have been designed to facilitate ablation mainly in the open-chest setting.

Minimally Invasive Cardiovascular Surgery—Stand-Alone Procedure

During the last several years, newer minimally invasive cardiac surgery techniques have gained momentum as they have been proven to lower costs, reduce patient trauma and provide better outcomes. We believe that these techniques are being used more frequently and represent one of the fastest growing segments within the cardiovascular surgery market. Closed-chest procedures are done utilizing thoracoscopic and/or robotic techniques that allow the cardiovascular surgeon access through ports. This technology allows the cardiovascular surgeon’s hands to be placed inside the patient’s closed chest cavity through instrumentation and to view the cardiac anatomy as in an open-chest setting. Because of cardiac surgeons’ growing familiarity with these techniques outside of the AF space, we believe there are significant opportunities in minimally invasive AF treatments. We believe MedicalCV’s technology is ideal for the minimally invasive setting because of the size and flexibility of the optical fiber and its delivery system.

We began providing the ATRILAZE system, which includes a hand-held wand, to surgeons in January 2005 to help validate the use of laser in ablation. We intend to compete in the market by leveraging laser technology in developing a stand-alone, minimally invasive system for ablating cardiac tissue.

Alternative Energy Sources for Surgical Ablation

A number of energy sources are currently used to ablate cardiac tissue in an open-chest, modified Maze procedure. These energy sources are used to create transmural lesions which interrupt the abnormal electrical impulses that cause AF.

•       Cryothermy—also referred to as cryoenergy or “cryo.” This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by freezing at extreme temperatures of up to negative 60°C.

•       Radiofrequency—Monopolar—also referred to as RF. This type of energy uses either a catheter or hand-held probe or pen to ablate cardiac tissue by using heat from radio waves.

•       Radiofrequency—Bipolar—also referred to as Bipolar RF. This type of energy uses a hand-held clamp device with two poles to ablate cardiac tissue by using heat from radio waves.

•       Microwave—This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from microwave.

•       Ultrasound—sometimes referred to as high-intensity focused ultrasound, or HIFU. This type of energy uses either a catheter or hand-held probe to ablate cardiac tissue by using heat from ultrasonic energy.

•       Laser—also referred to as light energy or photocoagulation. This type of energy functions at varying wavelengths and uses either a catheter or hand-held device to ablate cardiac tissue by using absorptive heating.

There is currently an interest among both hospitals and physicians to use minimally invasive procedures. While the systems that utilize these energy sources have achieved some acceptance in open-chest concomitant procedures, we believe current systems do not address the needs of the minimally invasive market because of either design or performance limitations. In part, this is because most of these systems were not specifically designed for minimally invasive applications, but rather modified in an attempt to adapt them for that application.

Laser technology has a long history of use in numerous surgical procedures. Laser devices are valued for their coherent energy source which can create precise tissue ablations. Different wavelength lasers can be selected depending on the desired depth of penetration and absorption characteristics of the target and surrounding tissues. Many cardiovascular surgeons are already comfortable with laser devices, using them to bore small holes in the heart to achieve transmyocardial revascularization for patients with persistent angina. The small diameter and flexibility of the laser fiber make it possible to design a low-profile device that can be introduced into the body through a minimally invasive access port.

In contrast, other devices, because they were designed for open-chest procedures, require large incisions or use energy sources that are not ideal for the creation of transmural lesions in a closed-chest, beating heart setting.

Expenses related to research and development services were $3,471,241 for the fiscal year ended April 30, 2006, compared to $1,581,016 for the fiscal year ended April 30, 2005. Research and development services include expenses we previously referred to as research and development expenses and engineering and regulatory expenses.

MedicalCV’s Minimally Invasive Solution

MedicalCV’s minimally invasive system is specifically designed to enable access to and ablation of cardiac tissue for the potential treatment of AF in a closed-chest beating heart. We expect that the ablation procedure would be completed in one to two hours under general anesthesia. The surgeon would access the patient’s heart through three approximately 1 cm incisions, thread a unidirectional laser guide through the incisions and position it around the pulmonary veins. As shown in the figure below, once the guide is in place, the surgeon initiates the ablation sequence, which lasts no more than 15 minutes. MedicalCV’s system is pre-programmed and automatically navigates the laser energy around the heart delivering precise ablation—minimizing the potential for surgeon error. Once the ablation is complete, the guide is removed and the approximately 1 cm incisions are closed. Because this treatment will be minimally invasive, we anticipate patients should experience significantly less pain and shorter recovery time than they would in open-chest procedures.

Minimally Invasive Application

There are three main components of our minimally invasive system including the laser, the controller, and the disposable kit that contains the delivery system with unidirectional laser guide.

Laser	Controller

Delivery System with
unidirectional laser guide

We believe MedicalCV’s minimally invasive surgical ablation system has significant clinical advantages:

Feature	Benefit	Advantage
Submillimeter Fiber Optic	Allows for miniaturization of delivery device	Facilitates closed-chest treatment
Coherent Energy	Allows for surgical precision and provides transmurality	Limits collateral damage and delivers effective lesion on beating heart
Ideal Wavelength	Provides deep tissue penetration and scatters when contacts blood	Increases efficacy and safety
Smart Automated Ablation	Delivers rapid and consistent ablation to tissue	Minimizes the potential for surgeon error

The MedicalCV Strategy

MedicalCV intends to compete in the cardiac tissue ablation market by introducing products which it believes are ideally designed for stand-alone, minimally invasive surgical procedures. The key elements of this strategy are:

•       Capitalize on the potentially large atrial fibrillation market.   The AF market is one of the fastest growing segments in cardiovascular surgery and interventional cardiology. MedicalCV’s minimally invasive system allows the surgeon to achieve a high quality transmural lesion by mimicking the classic Maze procedure. The similarity of the laser to the surgical scalpel provides precise, transmural lesions. We believe that this will lead to rapid acceptance of our system as providing stand-alone, minimally invasive cardiac tissue ablation.

•       Focus on leading surgeons to drive initial market acceptance.   We will first focus our efforts on surgeons who have active open-heart practices and who are considered to be opinion leaders in minimally invasive cardiovascular surgical techniques. As these leading surgeons incorporate our minimally invasive system into their standard practices, we believe they will help accelerate broader awareness within the medical community through peer communication, the presentation of results at surgical conferences and the publication of results in leading surgical and medical journals. We plan to educate, inform and heighten awareness as we further develop the market for a stand-alone, minimally invasive system.

•       Continue to penetrate the cardiac tissue ablation and atrial fibrillation markets using a dedicated sales team.   We intend to leverage the extensive cardiac experience of our dedicated sales team to leverage key cardiovascular relationships and provide effective customer assistance to accelerate market definition and adoption, thereby increasing the penetration of our cardiac tissue ablation systems.

•       Educate physicians and patients about our minimally invasive system.   We believe education of physicians and patients regarding the benefits of laser ablation is critical to the successful adoption of our minimally invasive system. We intend to develop cardiovascular surgeon and electrophysiologist training and education programs which will emphasize the clinical efficacy and ease of use of our minimally invasive system. We also intend to develop patient-oriented marketing materials for cardiovascular surgeons and hospitals to use to inform patients of the availability and potential benefits of our minimally invasive system.

•       Conduct clinical studies to support our market initiatives.   We intend to create a clinical registry in our initial centers. We will also be conducting additional studies to support the efficacy of our ablation systems. We intend to initiate a pre-clinical study after the clearance by the FDA of our minimally invasive system. This study will be designed to pursue expanded labeling for the specific indication of AF. We expect to initiate the study in fiscal year 2008. We believe the results of this and other studies, if successful, will allow us to expand our marketing and clinical sales efforts.

Regulatory Clearance

Our ATRILAZE system has received three FDA 510(k) clearances:

•       In November 2004, our hand-held wand received FDA 510(k) clearance for delivery of laser light to soft tissue, including cardiac tissue, during surgical procedures. Indications include the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In October 2005, our malleable hand-held wand received FDA 510(k) clearance for delivery of laser light to soft tissue, including cardiac tissue, during surgical procedures with the same indications, including the incision, excision, dissection, vaporization, ablation, or coagulation of soft tissue.

•       In April 2006, both hand-held devices were the subject of a third FDA 510(k) clearance allowing for the expansion of our laser base platform by the addition of a second wavelength.

In May 2006, we filed an application for FDA 510(k) clearance for our minimally invasive system. We expect to introduce this system for commercial use in the second half of 2006.

Sales and Marketing

In the United States, we plan to market our minimally invasive system through a specialized, direct sales organization. In expectation of a commercial launch of our minimally invasive system during the second half of 2006, we have hired a Vice President of Sales, a Vice President of Marketing, and a Clinical Specialist. In addition to supporting our current efforts, this team will be responsible for the hiring and training of our sales organization. We expect to initially focus on cardiovascular surgeons who have active open heart practices and are considered to be opinion leaders in minimally invasive surgical techniques, and on hospitals with well-established cardiovascular programs. Over time, we expect to expand our sales and marketing organizations to service a broader group of potential customers. In addition, we intend to build patient awareness through partnerships with cardiovascular surgeons, their cardiac services partners, and hospitals. Outside the United States, we intend to develop a network of distributors to assist in our international sales and marketing efforts.

Manufacturing

The minimally invasive system has been designed internally. We expect that the assembly of the disposable system components and quality control will also take place internally. The manufacture of the hardware system components will be outsourced to qualified vendors. Product sterilization and related testing will also be outsourced to qualified vendors.

Intellectual Property

We intend to aggressively document and protect our intellectual property by obtaining U.S. and foreign patents to protect technology important to the development of our business. We have filed 14 U.S. non-provisional patent applications, one provisional U.S. patent application, one international patent application and one European patent application, relating to products we have designed for use in treating AF. Obtaining patent protection for our products will be critical to our commercial success. We regularly conduct searches of third party patents. This includes a review of patents owned by third parties and patent applications pending known to us as attempting to address treatment of atrial fibrillation using a laser to ablate cardiac tissue. We regularly search publicly available records for relevant patents assigned to other companies. During the course of these searches, we identified two issued patents in our field relating to the use of laser technology for which we deemed it advisable to seek the advice of patent counsel. Based upon advice from our patent counsel, we believe that the sale and use of our cardiac tissue ablation systems using infrared laser energy would not infringe any valid claim of these patents.

In October 2006, we received notices from the United States Patent and Trademark Office that it will allow four of our patent applications covering various methods and apparatus for treating tissue including treatments for atrial fibrillation, or AF. This intellectual property coverage provides protection for use of both our minimally invasive system and our surgical wand products.

We cannot assure you that any patents issued to us will be valid, enforceable or otherwise be of value to us in relation to products of our competitors or the market in general, or that any patent for which we have applied or may apply will issue.

In April 2005, we received a letter from Edwards Lifesciences LLC (“Edwards”) concerning our ATRILAZE system, which is the subject of some of our patent applications. Edwards did not claim that our products infringe any of its patents. Edwards’ letter called to our attention six of its patents and requested us to comment on how our products differ from the claimed methods and apparatus of the six specified Edwards patents. We reviewed the specified Edwards’ patents and discussed them with our patent counsel, and believe that our cardiac ablation systems do not infringe any of these patents. In response to a further inquiry from Edwards on May 25, 2006, we responded through patent counsel outlining our position on at least one of the Edwards’ patents. While Edwards did not claim in its letter that our products infringe its patents, it is likely that in the future, Edwards or others will continue to inquire regarding our products and patents and possibly make intellectual property claims relating to our tissue ablation devices. Our defense of any claims made by Edwards, or of any other intellectual property claims made in the future, regardless of the merits of such claims, could divert the attention of our technical and management personnel away from developing and marketing our products for significant periods of time. Further, the cost incurred to defend such claims could be substantial and adversely affect us, even if we are ultimately successful in defending such claims. An adverse determination in connection with any of such claims in the future could affect our ability to sell our products, subject us to significant liabilities to third parties, or require us to modify our products to be non-infringing or seek licenses from third parties. There can be no assurance that we could be able to so modify our products or obtain licenses on satisfactory terms.

We also rely upon trade secrets and proprietary know-how. We require our technical employees and consultants to agree in writing to keep our proprietary information confidential and, with certain limitations, to assign all inventions relating to our business to us.

We have used, and therefore claim common law rights in, the following trademarks: GLIDETHRU, ULTRAPURE and ATRILAZE. We have filed an application for a U.S. federal registration for the mark: ATRILAZE. We also have a federal registration for the marks: MEDICALCV and OMNICARBON.

Competition

Our industry is highly competitive, subject to change, and significantly affected by new product introductions and other activities of industry participants. Many of our competitors have significantly greater financial and human resources than we do and have established reputations with our target customers, as well as worldwide distribution channels that are more established and developed than ours. Our primary competitors include AtriCure, Inc., Boston Scientific Corp., CryoCath Technologies, Inc., Edwards Lifesciences Corp., ESTECH, Inc., Medtronic, Inc., and St. Jude Medical, Inc. As of October 31, 2006, no company had received FDA labeling or clearance to market an ablation system for use as a treatment for AF in the United States. However, our competitors provide products that have been adopted by physicians for the off-label treatment of AF.

We and many of our competitors have developed surgical ablation devices that have been used to treat AF concomitant with an open-heart surgical procedure. We and these competitors utilize different technologies as energy sources for their ablation devices, including cryothermy, radiofrequency, microwave, high-intensity focused ultrasound, and laser. Each of these companies is also currently working with its core technology to develop devices that can be used as a stand-alone therapy minimally invasive AF treatment.

Some of our competitors offer catheter-based treatments, including Boston Scientific Corp., Cardima, Inc., CryoCath Technologies, Inc., CryoCor, Inc., Johnson and Johnson, Inc., Medtronic, Inc., and St. Jude Medical, Inc. These companies sell products that are used by physicians to treat the population of patients that have AF, but are not candidates for open-heart surgery, which is the same group of patients that we believe would most benefit from stand-alone AF treatments using our minimally invasive system. Some of these catheter-based treatments already have FDA clearance or approval for cardiac use, including the treatment of certain arrhythmias, although none has approval for the treatment of AF.

We believe that once our minimally invasive system is cleared pursuant to the FDA 510(k) process, we will compete favorably in the minimally invasive cardiac ablation market. Because of the size of the AF market and the unmet need for an AF cure, competitors have and will continue to dedicate significant resources to aggressively market their products. New products that could compete with us more effectively are likely because the surgical AF treatment market is characterized by extensive research efforts and technological progress.

Government Regulation

The medical devices we manufacture and market are subject to regulation by the FDA and, in most instances, by state and foreign authorities or their designated representatives. Under the U.S. Federal Food, Drug and Cosmetic Act and the regulations promulgated thereunder, as a manufacturer of medical devices, we must comply with policies and procedures that regulate the manufacturing, composition, labeling, testing, packaging and distribution of medical devices. In addition, medical devices are subject to different levels of government approval requirements, the most comprehensive of which requires the completion of an FDA approved clinical evaluation program and submission, and approval of a premarket approval application before a device may be commercially marketed. The FDA also conducts inspections before approving a premarket approval application to determine compliance with the quality system regulations which cover manufacturing and design.

After premarket approval is received, the FDA may require testing and surveillance programs to monitor the effectiveness of approved products which have been commercialized. It has the power to prevent or limit further marketing of a product based on the results of such post-marketing programs. In addition, the FDA may, at any time after the approval of a premarket approval application, conduct periodic inspections to determine compliance with good manufacturing practice regulations and current medical device reporting regulations. If the FDA concludes that we are not in compliance with applicable laws or regulations, it can institute proceedings to:

•       Seize our products;

•       Require a product recall;

•       Withdraw previously granted market clearances;

•       Implement procedures to stop future violations; and/or

•       Seek civil and criminal penalties against us.

The FDA also regulates recordkeeping for medical devices and reviews hospital and manufacturers’ required reports of adverse experiences to identify potential problems with FDA-authorized devices.

Some products can be cleared under Section 510(k) of the Federal Food, Drug and Cosmetic Act. Under Section 510(k), a new or significantly modified device must be shown to be “substantially equivalent” (SE) to an existing legally marketed device. The new/modified device can be commercially introduced after the filing of a 510(k) premarket application with the FDA and the subsequent issuance by the FDA of a SE determination. The FDA has provided guidance documents to manufactures of devices governed by Section 510(k) whereby changes made to previously cleared devices can be evaluated by the manufacturer and a determination can be made as to the need to file an additional premarket application. We received Section 510(k) clearance for the first generation of our ATRILAZE system in November 2004 and the second generation product in October 2005. A third FDA 510(k) clearance was received in April 2006. The process of obtaining Section 510(k) clearance typically requires less time and expense than the premarket approval process. Section 510(k) clearance normally takes from three to twelve months, but can take years, and generally requires the submission of supporting data, which in some cases can be extensive. In addition, the FDA may require review by an advisory panel as a condition for Section 510(k) clearance. We intend to rely on the Section 510(k) process with regard to future products that add to or enhance our current cardiac tissue ablation technology. However, we may develop or acquire technology that will require clearance under the FDA’s lengthier and expensive premarket approval process, which can take a number of years and can require extensive supporting documentation. If we encounter difficulties in the premarket approval process, the commercial marketing of a product could be substantially delayed or prevented.

International sales of medical devices are also subject to extensive regulation. Foreign regulatory bodies have established varying regulations governing product standards, packaging requirements, labeling requirements, import restrictions, tariff regulations, duties and tax requirements. Generally, the extent and complexity of the regulation of medical devices is increasing worldwide, with regulations in some countries already nearly as extensive as those in the U.S. This trend may continue, and the cost and time required to obtain marketing approval in any given country thus may increase. We cannot assure you that any foreign approvals will be allowed on a timely basis, or at all.

To market our products in countries of the European Union, we are required to obtain CE mark certification. CE mark certification is the international symbol of adherence to certain quality assurance standards and compliance with European medical device directives. We intend to apply for CE mark certification for our minimally invasive system product in fiscal year 2007.

A variety of federal and state laws apply to the sale, marketing and promotion of medical devices that are paid for, directly or indirectly, by federal or state health care programs, such as Medicare and Medicaid. The restrictions imposed by these laws are in addition to those imposed by the FDA, the Federal Trade Commission and corresponding state agencies. Some of these laws significantly restrict or prohibit certain types of sales, marketing and promotional activities by medical device manufacturers. Violation of these laws can result in significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties and exclusion or debarment from federal and state health care and other programs. Many private health insurance companies also prohibit payment to entities that have been sanctioned, excluded or debarred by federal agencies.

The federal health care program Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in exchange for or to induce either the referral of an individual, or the furnishing, arranging for or recommending of a good or service, for which payment may be made in whole or part under a federal health care program such as the Medicare and Medicaid programs. The definition of “remuneration” has been broadly interpreted to include anything of value, including for example gifts, discounts, the furnishing of supplies or equipment, credit arrangements, payments of cash and waivers of payments. Several courts have interpreted the statute’s intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals or otherwise generate business involving goods or services reimbursed in whole or in part under federal health care programs, the statute has been violated. Penalties for violations include criminal penalties and civil sanctions such as fines, imprisonment and possible exclusion from Medicare, Medicaid and other federal health care programs. In addition, some kickback allegations have been claimed to violate the Federal False Claims Act, discussed in more detail below. Many marketing arrangements for medical devices involve physicians. Under the Federal Stark II law, physicians may not refer patients for a list of designated health services to any entity with which they have a financial arrangement.

Historically, medical device marketing programs often involve discounts on a product, discounts on one product in exchange for purchasing another product, provision of a free good in exchange for the purchase of another product, rebates, provision of teaching programs, research or teaching grants, honoraria and travel expenses for participating in certain activities. The Office of Inspector General of Health and Human Services, or OIG, takes the position that depending on the circumstances many of these common marketing programs violate the anti-kickback law and other anti-referral laws unless they fit into safe harbors.

The Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the health care industry. Recognizing that the Anti-Kickback Statute is broad and may technically prohibit many innocuous or beneficial arrangements, the OIG has issued a series of regulations, known as the “safe harbors,” beginning in July 1991. These safe harbors set forth provisions that, if all their applicable requirements are met, will assure health care providers and other parties that they will not be prosecuted under the Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy each applicable safe harbor may result in increased scrutiny by government enforcement authorities such as the OIG. Many states have adopted laws similar to the Anti-Kickback Statute. Some of these state prohibitions apply to referral of patients for health care items or services reimbursed by any source, not only the Medicare and Medicaid programs.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid. Recently, several health care companies have been prosecuted under the false claims laws for allegedly providing free products to physician customers with the expectation that the physician customers would bill federal programs for the products. The majority of states also have statutes or regulations similar to the federal false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payer. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, created two new federal crimes: health care fraud and false statements relating to health care matters. The health care fraud statute prohibits knowingly and willfully executing a scheme to defraud any health care benefit program, including private payers. A violation of this statue is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for health care benefits, items or services. A violation of this statue is a felony and may result in fines or imprisonment.

Product Liability and Insurance

The development and sale of medical devices entails significant risk of product liability claims and, sometimes, product failure claims. We face an inherent business risk of financial exposure to product liability claims if the use of our products results in personal injury or death. We also face the possibility that defects in the design or the manufacturing of our products could necessitate a product recall. We have not, to date, experienced significant product liability claims, and we have never had a product recall. We cannot assure you, however, that we will not experience losses in the future due to product liability claims or recalls.

If patients allege that the use of our cardiovascular surgery devices injured them, we may face substantial product liability claims. Substantial product liability litigation exists within the medical device industry. Our products are used in cardiovascular surgery, and their failure may result in patient injury or death. We have had product liability claims asserted against us in the past, which were resolved under our insurance coverage without significant financial cost to us. We cannot assure you, however, that future product liability claims will not exceed the limits of our insurance coverage or that such insurance will continue to be available to us on commercially reasonable terms, or at all. Consequently, a product liability claim or other claim with respect to uninsured liabilities, or in excess of insured liabilities, could have a material adverse effect on our business, financial condition, operating results and cash flows. In addition, adverse publicity resulting from product liability litigation may materially adversely affect us regardless of whether the claims are valid or whether we are liable. Furthermore, these claims would likely divert our financial and management resources that would otherwise be used to benefit the future performance of our operations.

We sold more than 50,000 mechanical heart valves between 1992 and 2005. We assume that a majority of the patients who received our heart valves are still alive. If any of these patients were to have a problem with a heart valve, they could assert claims for damages against us. In April 2005, we placed our product liability insurance with a new insurance carrier. Our new policy provides us with potential coverage for claims of up to $5,000,000 per occurrence and in the aggregate per policy year. Concurrently, we purchased a three-year extended reporting coverage endorsement from our former carrier, which was unwilling to renew our coverage on the previous terms. The extended reporting period coverage will allow us to seek coverage under the prior policy for products claims arising from occurrences which took place during such policy period but which were not asserted against us during the previous policy period.

In March 2005, we became aware that a patient who had been implanted with our heart valve had died. We have not received any claims related to this matter but believe that any such claim would be covered by our existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after our payment of the deductible, we do not expect the ultimate resolution of this matter to have a material effect on our business, financial condition, operating results or cash flows.

Employees

As of October 31, 2006, we had 23 full-time employees, including 13 who support or were in research and development, and the remainder of whom were in administration, regulatory and clinical, and sales and marketing. We are not a party to any collective bargaining agreement and believe that our relations with employees are good.

Property

We lease a 55,000 square foot production and administrative facility located in Inver Grove Heights, a suburb of Saint Paul, Minnesota. Our facility has approximately 8,000 square feet of general office space and more than 41,000 square feet of manufacturing space. Our facility is subject to inspection by the FDA and foreign regulatory agencies as part of their product marketing clearance and surveillance programs. In April 2003, we sold and leased back this facility in a refinancing transaction with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors and one of the largest beneficial owners of our securities. We simultaneously leased back our facility pursuant to a ten-year lease, with options to renew and an option to repurchase the facility. We continue to utilize the facility as we did prior to the financing transaction. See “Management’s Discussion and Analysis or Plan of Operation” and the notes to our financial statements for the fiscal year ended April 30, 2006, for more information regarding such lease.

Legal Proceedings

On March 10, 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against our company in U.S. District Court for the District of Connecticut. JGSG, which acted as a private placement agent for our company in connection with sales of our securities to private investors in April 2005, asserts claims for breach of contract, unjust enrichment and quantum meruit. JGSG contends it is owed certain fees as a result of “follow on transactions” executed by investors identified by JGSG, pursuant to the engagement agreement, as amended, between us and JGSG or, in the alternative, that it should be awarded such fees on an equitable basis. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and our purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,769. JGSG seeks (a) $279,191 in cash commissions, (b) warrants for the purchase of 85,905 shares at $3.25 per share, (c) lost profits of $751,669 on the argument that JGSG would have exercised the foregoing warrant and sold 85,905 shares on December 30, 2005, at a price of $12.00 per share, and (d) the $400,909 in cash commissions we paid C.E. Unterberg, Towbin, LLC. JGSG also seeks reimbursement for reasonable expenses, interest, costs and attorneys’ fees. The U.S. District Court for the District of Connecticut has referred the matter to NASD arbitration.

On May 26, 2006, JGSG notified us by letter that, pursuant to the agreement, it may claim compensation arising out of alleged rights to serve as a co-managing underwriter or member of the underwriting group of a proposed public offering set forth in the registration statement on Form SB-2 we filed with the Securities and Exchange Commission on May 19, 2006. Due to market conditions, we requested a withdrawal of such registration statement on August 9, 2006.

We believe that this lawsuit is without merit and intend to vigorously defend ourselves.

MANAGEMENT AND BOARD OF DIRECTORS

The following table provides information with respect to our directors and executive officers as of October 31, 2006. Our directors hold office until our next annual meeting of shareholders and until their successors have been elected and qualified. Each executive officer has been appointed to serve until his successor is duly appointed by the board or his earlier removal or resignation from office. There are no family relationships among our directors and executive officers.

Executive Officers and Directors

Name	Age	Principal Occupation	Position with MedicalCV	Director Since
Susan L. Critzer	50	Retired Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc.	Chairperson of the Board	2002
Marc P. Flores	41	President, Chief Executive Officer and Director of MedicalCV, Inc.	President, Chief Executive Officer and Director	2004
Adam L. Berman	32	Vice President, Research and Development	Vice President, Research and Development	N/A
Eapen Chacko	58	Vice President, Finance and Chief Financial Officer	Vice President, Finance and Chief Financial Officer	N/A
Robert W. Clapp	56	Vice President, Operations	Vice President, Operations	N/A
Larry G. Haimovitch	59	President of Haimovitch Medical Technology Consultants	Director	2005
James E. Jeter	43	Vice President, Sales	Vice President, Sales	N/A
David B. Kaysen	57	President and Chief Executive Officer of Uroplasty, Inc.	Director	2002
Paul K. Miller	83	Private Investor	Director	1994
J. Robert Paulson, Jr.	50	President, Chief Executive Officer and Director of Restore Medical, Inc.	Director	2005
Dennis E. Steger	59	Vice President, Regulatory Affairs and Quality Assurance	Vice President, Regulatory Affairs and Quality Assurance	N/A
Gary O. Tegan	39	Vice President, Marketing	Vice President, Marketing	N/A

Susan L. Critzer, Chairperson of the Board since September 2005 and one of our directors since August 2002, has over 25 years of industry experience in general management, operations and product development. Ms. Critzer served as Chief Executive Officer and Chief Financial Officer of Restore Medical, Inc., a company focused on developing and marketing products for the ear, nose and throat field, from June 2002 to April 2005. From January 2001 to June 2002, Ms. Critzer served as Chief Operating Officer of Venturi Development Group, the business incubator focused on seed level medical device opportunities which founded Restore Medical. Prior to joining Venturi, Ms. Critzer served as President and Chief Executive Officer and Acting Chief Financial Officer of Integ Incorporated, a publicly held development stage glucose monitoring company from 1998 until it was acquired by Inverness Medical in early 2001. She joined Integ in 1995 as Vice President, Operations. Before joining Integ, Ms. Critzer served in various management roles at the Davis + Geck Division of American Cyanamid Corp., and the Deseret Medical Division of Becton-Dickinson Corp. Ms. Critzer began her career with General Motors Corporation where she spent thirteen years in a variety of engineering and management positions, including managing a $200 million truck front suspension plant in Detroit. Ms. Critzer serves on the Board of Governors and is a 3M Fellow at the University of St. Thomas School of Engineering in St. Paul, Minnesota.

Marc P. Flores became our President, Chief Executive Officer and one of our directors in August 2004. Mr. Flores served as Vice President of Sales & Marketing of Coalescent Surgical, Inc., a company focused on developing advanced technology for blood vessel anastomoses, from March 2000 to August 2004. Prior to joining Coalescent, Mr. Flores was Western Regional Manager of Sales for CardioThoracic Systems, Inc. from June 1997 to March 2000. Before joining CardioThoracic Systems, he held a variety of management and sales positions with Boston Scientific Corporation, GE Medical Systems and Xerox Corporation.

Adam L. Berman joined MedicalCV in September 2004 as Vice President, Research and Development. Mr. Berman has extensive experience and relationships within the cardiac surgery industry. From July 2001 to August 2004, he was a regional sales manager for Coalescent Surgical, Inc. From August 1998 to June 2001, he was a regional development manager for Computer Motion, a company focused on robotic-assisted, minimally invasive approaches for surgery. Before joining Computer Motion, Mr. Berman held various clinical research positions within the field of cardiac surgery.

Eapen Chacko joined MedicalCV effective June 21, 2006, as Vice President, Finance and Chief Financial Officer and assumed the roles of principal financial officer and principal accounting officer upon the resignation of John H. Jungbauer on July 31, 2006. Mr. Chacko has over 30 years of experience in strategic planning, investor relations, equity research and economics. From September 2000 to May 2005, he was Chief Financial Officer of Possis Medical, Inc., a developer, marketer and manufacturer of medical devices for the endovascular treatment market. Mr. Chacko was Vice President for Investor and Public Relations, Corporate Communication at Possis from September 1999 to August 2000. From 1995 to 1999, he was Director of Investor Relations at Fingerhut Companies, a direct marketer and financial services company. Mr. Chacko is a director of Hawkins, Inc., a company that formulates, blends and distributes bulk and specialty chemicals. Mr. Chacko has been named, along with his former employer Possis Medical, Inc. and another officer of that company, as a defendant in a securities class action case entitled Crowell, et al. v. Possis Medical, Inc. et al., No. 05-CV-01084-JMR-FLN, originally filed on June 3, 2005 in the United States District Court for the District of Minnesota. The consolidated amended class action complaint alleges violations of Section 10(b) and Rule 10b-5 of the Exchange Act against all defendants and claims under Section 20(a) against the officer defendants, all arising out of alleged misstatements and omissions about that company’s AngioJet product and clinical trials for that product.

Robert W. Clapp joined MedicalCV in August 2004 as Vice President, Operations. From March 1993 to August 2004, Mr. Clapp was Vice President of Manufacturing, Quality, and Research/Development for EMPI, where he developed and introduced many new products, improved manufacturing efficiencies and lowered manufacturing costs. From February 1987 to March 1993, he was Vice President of Manufacturing for Dacomed Corporation, where he helped introduce five new products into the marketplace in 18 months. Prior to that, Mr. Clapp held engineering and operations positions at Xerxes Corporation, Medtronic, Inc., Control Data Corporation and AMF Paragon Electric.

Larry G. Haimovitch, one of our directors since August 2005, serves as President of Haimovitch Medical Technology Consultants, a Mill Valley, California-based health care consulting firm he formed in

1990. His firm, whose current area of emphasis includes minimally invasive surgical technologies, specializes in the analysis of the medical device industry with emphasis on the current trends and future outlook for emerging medical technology.

James E. Jeter joined MedicalCV in November 2005 as Vice President, Sales. Mr. Jeter most recently served as a Central States Region Manager for Medtronic, Inc. from August 2004 to November 2005, where he led a team charged with revenue growth across three product platforms: cardiac revascularization, atrial fibrillation and Coalescent anastomotic devices. From January 2001 to August 2004, Mr. Jeter was a Regional Sales Manager, then a Divisional Sales Manager, with Coalescent Surgical, Inc. tasked with starting and building the anastomotic device business for cardiac and vascular surgeons in the company’s Central States Division. From July 1999 to January 2001, Mr. Jeter was a co-managing partner of Innovative Surgical Products. Previously, he held a series of positions, including Director of Sales, Cardiac Division, with the Genzyme Corporation.

David B. Kaysen has been one of our directors since August 2002. Mr. Kaysen serves as President, Chief Executive Officer and a director of Uroplasty, Inc., a developer, manufacturer and marketer of products primarily for the treatment of urinary and fecal incontinence and overactive bladder symptoms. Mr. Kaysen served as President and Chief Executive Officer of Advanced Duplication Services LLC, a privately held duplicator/replicator of CDs and DVDs, from July 2005 until May 2006. From December 2002 through July 2005, Mr. Kaysen served as President, Chief Executive Officer and a director of Diametrics Medical, Inc., a company that develops, manufactures and commercializes blood and tissue analysis systems that provide diagnostic results at the point of patient care. Mr. Kaysen has more than 25 years of executive management and sales and marketing experience in the medical products and services industry, including serving 10 years as President, Chief Executive Officer and a director of Rehabilicare Inc. (now Compex Technologies, Inc.), a manufacturer and marketer of home electrotherapy equipment for the physical therapy, rehabilitation, occupational and sports medicine markets. Mr. Kaysen currently serves as a director of Zevex International, Inc., a publicly held company engaged in the business of designing, manufacturing and distributing medical devices.

Paul K. Miller has been one our directors since August 1994. Mr. Miller served as President of Acton Construction Management Company, a real estate management company, from 1980 to 2004. Mr. Miller has, over the course of his business career, been the President and majority shareholder of various companies with offices in Minnesota and Texas which have been engaged in the construction of municipal wastewater projects throughout the central United States and in the acquisition and management of real estate investments. He is a significant investor and director of a number of development stage companies and has served as a bondholders representative on the creditors’ committees of several publicly held companies.

J. Robert Paulson, Jr., who became one of our directors in August 2005, was appointed President, Chief Executive Officer and a director of Restore Medical, Inc., a company focused on developing and marketing products for the ear, nose and throat field, in April 2005. Prior to joining Restore Medical, Mr. Paulson served as Chief Financial Officer and Vice President of Marketing for Endocardial Solutions, Inc. from August 2002 until March 2005. From 2001 to June of 2002, Mr. Paulson was the Sr. Vice President and General Manager of the Auditory Division of Advanced Bionics Corporation, and between 1995 and 2001, Mr. Paulson served in various capacities at Medtronic, Inc., including Vice President and General Manager of the Surgical Navigation Technologies business unit; Vice President of Corporate Strategy and Planning; and Director of Corporate Development. From 1988 to 1995, Mr. Paulson held various marketing, business development and in house counsel positions at General Mills, Inc., and prior to that practiced law at the Minneapolis firm of Lindquist & Vennum. Mr. Paulson has served on the board of directors of Vascular Solutions, Inc. since May 2005.

Dennis E. Steger, Vice President, Regulatory Affairs and Quality Assurance, joined MedicalCV in September 2001 as Vice President, Quality Assurance. From August 1998 to August 2001, Mr. Steger was Director Design Quality Assurance for Medtronic Perfusion Systems, where he was responsible for controlling the development and transfer of new/modified products from research and development to manufacturing. He also held the position of Director Regulatory Affairs/Quality Assurance & Clinical for AVECOR Cardiovascular, Inc. from July 1991 to August 1998, where he was responsible for quality systems, technical support, risk analysis, documentation, and regulatory affairs. He has also held senior level management positions with Johnson & Johnson Cardiovascular, Extracorporeal Medical Specialties and Tompkins Rubber Company.

Gary O. Tegan, Vice President, Marketing, joined MedicalCV in April 2006. Most recently, Mr. Tegan served as the Vice President of Sales & Marketing for PneumRx, Inc. from September 2005 through April 2006, where he developed and implemented the company’s sales and marketing strategy for its initial product launch. From June 2004 to September 2005, he served as Vice President of Marketing at Curon Medical, Inc., a radiofrequency energy based company focused on the treatment of gastrointestinal disorders. Prior to that, Mr. Tegan was the Director of Marketing for Coalescent Surgical, Inc. from June 2001 to June 2004, where he helped develop its anastomotic device business using technology-based marketing techniques. Previously, Mr. Tegan held a series of senior sales and marketing positions at United States Surgical and Starion Instruments.

Limitation of Liability and Indemnification

Under the Minnesota Business Corporation Act, we have adopted a provision in our articles of incorporation that provides that our directors shall not be personally liable for monetary damages to us or our shareholders for a breach of fiduciary duty as a director to the full extent that the act permits the limitation or elimination of the liability of directors. Our bylaws also provide that we will indemnify our current and former directors, committee members, officers and employees in the manner and to the fullest extent permitted by law. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provision, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXECUTIVE COMPENSATION

The following table sets forth information with respect to compensation paid by us to our highest paid executive officers (the “Named Executive Officers”) during our most recent fiscal year.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation Awards
Name and Principal Position(1)	Fiscal Year	Salary ($)(2)	Bonus ($)		Other Annual Compensation ($)	Securities Underlying Options	All Other Compensation ($)(3)
Marc P. Flores	2006	223,696	66,750	(4)	0	28,669	32,834	(5)
President and Chief Executive	2005	144,623	25,000		0	363,381	322
Officer
John H. Jungbauer	2006	199,992	0		0	0	132,871	(6)
Former Vice President, Finance	2005	157,597	0		0	144,012	1,188
and Chief Financial Officer	2004	32,789	0		0	0	95
Adam L. Berman	2006	175,798	25,000		0	7,167	44,417	(7)
Vice President, Research and	2005	104,321	0		0	74,506	1,200
Development
Robert W. Clapp	2006	175,530	10,000		0	7,167	5,296
Vice President, Operations	2005	107,690	0		0	75,659	1,689
Dennis E. Steger	2006	150,547	10,000		0	2,867	4,414
Vice President, Regulatory	2005	121,732	0		0	21,502	3,124
Affairs and Quality Assurance	2004	119,995	0		0	4,048	3,773

(1)          Mr. Flores became our President and Chief Executive Officer in September 2004. Mr. Jungbauer served as our Vice President, Finance and Chief Financial Officer from February 2004 to June 2006 and as our principal financial officer and principal accounting officer from February 2004 to July 2006. Mr. Berman became our Vice President, Research and Development in September 2004. Mr. Clapp became our Vice President, Operations in August 2004. Mr. Steger became our Vice President, Regulatory Affairs and Quality Assurance in September 2001.

(2)          We have entered into employment agreement with each of our Named Executive Officers. Annual base salaries currently in effect under such employment agreements are as follows:  Mr. Flores ($253,075), Mr. Jungbauer ($200,000), Mr. Berman ($185,500), Mr. Clapp ($182,000) and Mr. Steger ($156,000). As noted above, Mr. Jungbauer’s employment with our company ceased in July 2006.

(3)          Unless otherwise noted, these entries represent our payment of term life insurance premiums, long-term disability insurance premiums and 401(k) savings and retirement plan company match contributions in the amounts set forth below:

Name	Fiscal Year	Term Life Insurance Premiums	Long-term Disability Insurance Premiums	401(k) Savings and Retirement Plan Company Match Contributions
Marc P. Flores	2006	349	—	1,027
	2005	322	—	—
John H. Jungbauer	2006	145	1,083	2,769
	2005	279	909	—
	2004	22	73	—
Adam L. Berman	2006	258	—	4,305
	2005	258	—	942
Robert W. Clapp	2006	131	976	4,189
	2005	151	511	1,027
Dennis E. Steger	2006	—	824	3,590
	2005	—	732	2,392
	2004	641	732	2,400

(4)          Under his employment agreement, Mr. Flores had an annual bonus potential for fiscal year 2006 of up to 30 percent of his annual base salary based upon achievement of certain goals.

(5)          In October 2005, we entered into a letter agreement with Mr. Flores that sets forth details regarding our company’s agreement to reimburse Mr. Flores for certain expenses in connection with the sale of his Nevada home, relocation expenses and expenses in connection with the establishment of a Minnesota residence. Such agreement is described in “Employment Contracts and Termination of Employment, and Change-in-Control Arrangements” below. Pursuant to such agreement, we paid $16,458 of moving expenses and $15,000 of temporary housing expenses on behalf of Mr. Flores during fiscal year 2006. These amounts are included in “All Other Compensation” above. To the extent that such expense reimbursements are taxable to Mr. Flores, we also have agreed to gross up the amounts paid.

Previously, we reimbursed Mr. Flores for travel, meals and lodging associated with his commute from his Incline Village, Nevada residence to our company’s headquarters in Inver Grove Heights, Minnesota. A significant portion of Mr. Flores’ time was spent traveling on company business and we would have incurred business travel expenses regardless of the location of Mr. Flores’ home. The reimbursements for Mr. Flores’ travel, meals and lodging expenses are not included in compensation.

(6)          In April 2006, we entered into an amendment to Mr. Jungbauer’s employment agreement pursuant to which Mr. Jungbauer will receive severance payments totaling $200,000 and continuation of COBRA. Severance of $125,000 and COBRA of $3,874 was earned and accrued in fiscal year 2006. These amounts are included in “All Other Compensation” above. Pursuant to the amendment, we agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, would be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment. In July 2006, we agreed to retroactively rescind the provision in the amendment that provided Mr. Jungbauer twelve months following termination of employment to exercise the vested portions thereof and revert to the original terms of the stock option agreements that provide Mr. Jungbauer three months following termination of employment to exercise the vested portions thereof. As noted above, Mr. Jungbauer’s employment with our company ceased in July 2006.

(7)          In October 2005, our board of directors authorized the payment of Mr. Berman’s relocation expenses. During fiscal year 2006, we paid $39,854 of such expenses for Mr. Berman. This amount is included in “All Other Compensation” above.

Option Grants in Last Fiscal Year

The following table sets forth information concerning grants of stock options during the fiscal year ended April 30, 2006 to each Named Executive Officer. We granted no stock appreciation rights during our last fiscal year.

	Individual Grants
Name	Number of Securities Underlying Options Granted(1)	Percent of Total Options Granted to Employees in Fiscal Year(2)	Exercise Price ($/share)	Expiration Date
Marc P. Flores	28,669	20.2	12.00	04/03/2013
John H. Jungbauer	0	0	N/A	N/A
Adam L. Berman	7,167	5.0	12.00	04/03/2013
Robert W. Clapp	7,167	5.0	12.00	04/03/2013
Dennis E. Steger	2,867	2.0	12.00	04/03/2013

(1)          Each such option vests to the extent of 25% on the first anniversary of the date of grant and 6.25% quarterly thereafter.

(2)          Based on an aggregate of 142,216 shares subject to options granted to our employees during the fiscal year ended April 30, 2006.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year End Option Values

The following table sets forth information concerning the options exercised by each Named Executive Officer during the fiscal year ended April 30, 2006. It also sets forth information concerning unexercised options held by such persons as of April 30, 2006. No stock appreciation rights were exercised by such persons during the last fiscal year or were outstanding at the end of that year.

	Shares Acquired on	Value	Number of Securities Underlying Unexercised Options at Fiscal Year End		Value of Unexercised In the Money Options at Fiscal Year End ($)(1)
Name	Exercise	Realized ($)	Exercisable	Unexercisable	Exercisable	Unexercisable
Marc P. Flores	0	N/A	90,846	301,204	180,619	541,853
John H. Jungbauer	0	N/A	36,005	108,007	67,733	203,194
Adam L. Berman	0	N/A	18,627	63,046	37,617	112,846
Robert W. Clapp	0	N/A	18,916	63,910	33,867	101,596
Dennis E. Steger	0	N/A	12,624	19,793	11,290	33,865

(1)          Represents the closing price of one share of common stock on the last trading day of the fiscal year ended April 30, 2006, minus the per share exercise price of the option to purchase shares of common stock.

Employment Contracts and Termination of Employment, and Change-in-Control Arrangements

In August 2004, we entered into a letter agreement with Marc P. Flores. Under this agreement, Mr. Flores agreed to serve as our President and Chief Executive Officer at an annual salary of $222,500 per year plus a bonus potential of $10,000 per quarter based upon achievement of certain goals. The agreement provided that, subject to development and adoption of such plan by our board of directors and approval of such award by our compensation committee, we would grant Mr. Flores a 20 percent interest in a pool of 80,000 shares of restricted common stock. We also granted Mr. Flores a stock option to purchase 19,347 shares of our common stock at a price of $11.50 per share. Such option vests over four years and expires on August 30, 2014. In addition, we agreed to pay certain relocation expenses for Mr. Flores. Effective April 1, 2005, in lieu of the above-referenced restricted stock award, the compensation committee of our board of directors awarded a non-qualified stock option for the purchase of 344,034 shares of common stock to Mr. Flores. This option was issued outside our employee benefit plans. Such option vests to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. It is exercisable at $8.90 per share. This option expires on April 1, 2012.

On July 11, 2005, our board of directors approved certain compensation arrangements for two executive officers, Marc P. Flores, our President and Chief Executive Officer, and John H. Jungbauer, then our Vice President, Finance and Chief Financial Officer. We entered into written, at-will employment agreements pursuant to which we continued the existing employment of these officers at their then current base salary levels, $222,500 for Mr. Flores and $200,000 for Mr. Jungbauer. The employment agreement with Mr. Flores supersedes the above-described letter agreement from August 2004. Under the employment agreement, Mr. Flores had a bonus potential of up to 30 percent of base salary ($66,750 in fiscal year 2006) per year based upon achievement of certain goals. Each employment agreement provides that a severance payment will be made if the employment of the officer is terminated by our company without cause, or by the officer for good reason, including, but not limited to, a reduction of the officer’s compensation; a reduction of authority and responsibility; a relocation of place of employment; or a breach of the employment arrangement by our company. The severance payment to Mr. Flores would equal one year of base salary, and the severance payment to Mr. Jungbauer would be six months of base salary; and, if at the end of such six-month period, Mr. Jungbauer was not employed or engaged as an independent contractor, we would pay him up to an additional six months of base salary until he was employed or engaged as an independent contractor. In addition to payments of base salary, we have agreed to pay or reimburse these officers for medical (COBRA) benefits for the periods covered by the severance payments. In addition, the officers have agreed to certain nondisclosure and inventions provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment. As described below, Mr. Jungbauer’s employment with our company ceased July 31, 2006.

On October 24, 2005, we entered into a letter agreement with our President and Chief Executive Officer Marc P. Flores. The agreement set forth details regarding our company’s agreement to reimburse Mr. Flores for certain expenses in connection with the sale of his Nevada home, relocation expenses and expenses in connection with the establishment of a Minnesota residence. We entered into this letter agreement because we determined that our outlay for reimbursement of travel and lodging expenses would decline when Mr. Flores completed his move to Minnesota, but Mr. Flores advised us that October was an inopportune time to put his Nevada home on the market. To assist Mr. Flores with the financial burden of maintaining a temporary Twin Cities residence, we agreed to pay Mr. Flores, for a period of up to one year, a supplemental payment of $2,500 per month (such payments ended November 1, 2006). We also agreed to reimburse Mr. Flores for the cost of transporting his vehicles and household goods to the temporary Minnesota residence. If the foregoing benefits result in additional taxable income to Mr. Flores, we also agreed to gross up the benefits payable to Mr. Flores to cover such taxes. The understanding set forth in the letter agreement superseded all prior understandings and agreements covering Mr. Flores’ relocation. The provisions set forth in the letter agreement would have terminated upon Mr. Flores’ termination, except to the extent that Mr. Flores had incurred or submitted a reimbursement expense prior to such termination.

In April 2006, the compensation committee of our board of directors increased Mr. Flores’ annual base salary to $238,075. Under his employment agreement, Mr. Flores has an annual bonus potential of up to 30 percent of annual base salary based upon achievement of certain goals.

In October 2006, our board of directors, upon the recommendation of our compensation committee, approved revised compensatory arrangements for Mr. Flores. The board approved an increase of $15,000 in Mr. Flores’ annual base salary from $238,075 to $253,075, effective November 1, 2006, with annual review commencing on or about November 1, 2007. The board also approved a one-time $25,000 bonus payment to Mr. Flores, subject to his preparation and submission to the board of personal performance objectives for fiscal year 2007. Performance objectives will be subject to review and approval by the board. Finally, the board approved an increase in Mr. Flores’ potential bonus payout for performance at plan to 30.1215% of his new base salary, representing a total target bonus for performance at plan of 40% of such base salary, less the $25,000 bonus referred to above. Our former relocation agreement with Mr. Flores terminated pursuant to its terms on November 1, 2006 and will not be extended.

In August 2005, we entered into written, at-will employment agreements with Adam L. Berman, Robert W. Clapp and Dennis E. Steger, each of whom was designated an “executive officer” by our board of directors in September 2005. In November 2005, we entered into a written, at-will employment agreement with James E. Jeter, who was designated an “executive officer” by our board of directors in November 2005. In April 2006, we entered into a written, at-will employment agreement with Gary O. Tegan, who was designated an “executive officer” by our board of directors in May 2006. Pursuant to the employment agreements with Messrs. Berman, Clapp, Steger, Jeter and Tegan, these employees have current annual base salary levels of $175,000 for each of Messrs. Berman, Clapp and Tegan, $150,000 for Mr. Steger and $125,000 for Mr. Jeter. Our executive officers are eligible to receive performance-based cash bonuses. In addition, Mr. Jeter is eligible to receive bonuses, when our business plan objectives are met, capped at 100 percent of his annual base salary. For the first three months of his employment, we agreed to pay Mr. Jeter based on annual compensation of $175,000 per year (base and bonus). In each of February 2006, May 2006, August 2006 and November 2006, we agreed to continue paying Mr. Jeter at the same fixed rate for an additional three months.

In May 2006, we entered into a written, at-will employment agreement with Eapen Chacko, who joined our company on June 21, 2006, as Vice President, Finance and Chief Financial Officer. Mr. Chacko receives an annual base salary of $200,000 and is eligible to receive performance-based cash bonuses.

Each of the foregoing employment agreements provides that a severance payment will be made if the employment of the employee is terminated by our company without cause, or by the employee for good reason, including, but not limited to, a reduction of the employee’s compensation; a reduction of authority and responsibility; a relocation of place of employment; or a breach of the employment agreement by our company. The severance payment would be six months of base salary; and, if at the end of such six-month period, the individual was not employed or engaged as an independent contractor, we would pay him up to an additional six months of base salary until he is employed or engaged as an independent contractor. In addition to payments of base salary, we have agreed to pay or reimburse these employees for medical (COBRA) benefits for the periods covered by the severance payments.

In addition, these employees have agreed to certain nondisclosure and inventions provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment.

In October 2005, our board of directors authorized the payment of Mr. Berman’s relocation expenses. During fiscal year 2006, we paid $39,854 of such expenses for Mr. Berman.

In April 2006, the compensation committee of our board of directors increased Mr. Berman’s annual base salary to $185,500; increased Mr. Clapp’s annual base salary to $182,000; and increased Mr. Steger’s annual base salary to $156,000.

In connection with the commencement of his employment, we granted Mr. Jeter a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 23,250 shares of common stock at $8.40 per share with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. In connection with the commencement of his employment, we granted Mr. Tegan a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 25,000 shares of common stock at $10.50 per share with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. In connection with the commencement of his employment, we granted Mr. Chacko a ten-year stock option under our Amended and Restated 2001 Equity Incentive Plan to purchase 91,229 shares of common stock at $5.95 per share with vesting of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter.

In April 2006, we entered into an amendment to our employment agreement with Mr. Jungbauer to reflect the mutual decision reached concerning Mr. Jungbauer’s departure from our company. Pursuant to the amendment, Mr. Jungbauer’s employment would terminate on the date we advise him that we have engaged a new chief financial officer and/or principal accounting officer. We agreed, however, that the actual date of termination of Mr. Jungbauer’s employment would be no earlier than July 31, 2006. We also had the right, at our option, to extend Mr. Jungbauer’s employment (as a non-officer) for a transition period. Such transition period would not, without Mr. Jungbauer’s consent, continue beyond December 31, 2006. Mr. Jungbauer’s employment with our company ceased July 31, 2006. Mr. Jungbauer’s compensation and benefits continued to be paid under the employment agreement at their current rates through his termination date. Except for the severance payments described below, Mr. Jungbauer is no longer eligible for bonus or other incentive compensation. Under the terms of the employment agreement, Mr. Jungbauer had the right to terminate his employment upon 60 days’ prior notice and was entitled to a severance payment equal to six months of base compensation. Under the employment agreement, Mr. Jungbauer received a severance payment of $100,000 on his termination date. To facilitate a smooth transition, we agreed to make an additional severance payment to Mr. Jungbauer. Under the amendment, Mr. Jungbauer will receive an additional severance payment of $100,000 on January 2, 2007. In addition to these severance payments, we have agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits. The original terms of Mr. Jungbauer’s stock option agreements for the purchase of 144,012 shares of our common stock provided that he had three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,065 shares of our common stock were vested as of July 31, 2006. Pursuant to the amendment, we agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, would be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment. In July 2006, we agreed to retroactively rescind the provision in the amendment that provided Mr. Jungbauer twelve months following termination of employment to exercise the vested portions thereof and revert to the original terms of the stock option agreements that provide Mr. Jungbauer three months following termination of employment to exercise the vested portions thereof. As noted above, Mr. Jungbauer’s employment with our company ceased July 31, 2006.

Non-Employee Director Compensation

Through November 2003, our non-employee directors were entitled to receive automatic annual stock option grants for the purchase of 700 shares under our 1993 Director Stock Option Plan. Between the expiration of such plan and August 2004, automatic annual stock option grants for the purchase of 700 shares were made to our non-employee directors under our 2001 Equity Incentive Plan.

On March 21, 2005, we granted a stock option for the purchase of 5,000 shares of common stock to each of David B. Kaysen and Susan L. Critzer for their service as non-employee directors. These options were granted outside our shareholder-approved plans, were fully vested at the date of grant, and are exercisable at $10.00 per share. These options expire on March 21, 2015.

On June 8, 2005, our compensation committee adopted cash and equity-based compensatory arrangements for non-employee directors. On August 3, 2005, our compensation committee made certain revisions to the equity-based compensatory arrangements.

Effective May 1, 2005, each non-employee director received the following cash compensation for a full year of service to our company (paid quarterly):

Position	Annual Retainer
Board Member (other than Board Chairperson)	$6,000
Board Chairperson	$12,000
Audit Committee Member (other than Committee Chairperson)	$500
Audit Committee Chairperson	$2,000
Compensation Committee Member (other than Committee Chairperson)	$500
Compensation Committee Chairperson	$1,000

Our directors are also reimbursed for certain reasonable expenses incurred in attending board meetings.

On October 19, 2006, our Board adopted certain further revisions to the cash and equity-based compensatory arrangements, which revisions are reflected in the following discussion.

Effective November 1, 2006, annual cash compensation for service on the Board was increased to the following amounts:

Position	Annual Retainer
Board Member (other than Board Chair)	$10,000
Board Chair	$24,000
Audit Committee Member (other than Audit Committee Chair)	$1,500
Audit Committee Chair	$4,000
Compensation Committee Member (other than Compensation Committee Chair)	$1,000
Compensation Committee Chair	$1,500

Also effective November 1, 2006, each non-employee director who is elected to the board other than at an annual meeting of shareholders of our company will automatically receive a ten-year option to purchase 5,000 shares of common stock. Such option will (1) have a per share exercise price equal to the fair market value of one share of common stock on the date of grant, (2) become exercisable on the first anniversary of the date of grant, and (3) be granted pursuant to the terms and conditions of the Amended and Restated 2001 Equity Incentive Plan. The date of grant shall be the date of election of such person to the Board.

In addition, each year, as of the date of the annual meeting of shareholders of our company, each eligible director who has been elected or reelected or who is continuing as a member of the board as of the adjournment of the annual meeting, automatically receives an option award in the amount of 5,000 shares (the “Annual Grant”) under our 2005 Director Stock Option Plan. In addition, each eligible director who is elected to the board other than at an annual meeting of shareholders shall automatically receive an option award (the “Initial Award”) under such plan. The number of shares to be covered by an Initial Award shall equal the nearest whole number, rounded down, equal to (a) 5,000 shares multiplied by (b) the quotient obtained by dividing (1) the number of whole weeks between the date of such person’s election of the board and the scheduled date of the next annual meeting of shareholders and (2) 52 weeks. The date of an Initial Award shall be the date of election of such person to the board. Pursuant to our 2005

Director Stock Option Plan, we granted options for the purchase of 673 shares of common stock to each of Larry G. Haimovitch and J. Robert Paulson, Jr. on August 3, 2005, options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on September 22, 2005, and options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on October 19, 2006.

As a result of the foregoing, depending upon the time of year at which he or she joins the board, a non-employee director who is elected to the board other than at an annual meeting of shareholders will receive initial option awards to purchase between 5,000 shares and 10,000 shares in the aggregate.

In May 2006, our board awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. The foregoing options were issued to each of our non-employee directors under our Amended and Restated 2001 Equity Incentive Plan. Such options vested immediately. They are exercisable at $10.50 per share. These options expire on May 10, 2016.

Each non-employee director shall also automatically be granted the right to elect to receive additional options in lieu of the amount of the director’s cash compensation (“Annual Retainer”), or a portion thereof, for the year following election or reelection to, or continuation on, the board.

The Initial Awards, the Annual Grants and any options issued in lieu of the Annual Retainer have ten-year terms and vest 100 percent on the first anniversary of the date of grant. The vesting of such options accelerates in the event of a change of control of our company.

Directors who are also employees receive no remuneration for services as members of the board or any board committee.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Agreements with Lawrence L. Horsch

Effective August 19, 2003, we entered into a letter agreement with Lawrence L. Horsch, who served as one of our directors from August 2003 to October 2006, who served as Chairman of the Board from August 2003 to September 2005, and who served as our Acting Chief Executive Officer from April 2004 to August 2004. Pursuant to this agreement, Mr. Horsch agreed to provide 32 hours of service per month as Chairman for a retainer of $60,000 per year. Pursuant to the agreement, Mr. Horsch agreed to purchase 8,571 shares of common stock from our company at a price of $7.00 per share. As additional consideration, we issued a ten-year option to Mr. Horsch for the purchase of 10,000 shares of common stock exercisable at $7.00 per share. Due to Mr. Horsch’s departure from our company, this option may now be exercised to the extent of two-thirds of the shares purchasable thereunder. Our board of directors ceased paying the $60,000 per year retainer effective March 31, 2005.

On April 16, 2004, we entered into an arrangement with Mr. Horsch to compensate him for the extra hours he worked beyond the 32 hours per month agreed upon in the August 19, 2003 letter agreement. Pursuant to this arrangement, Mr. Horsch has been granted (1) a ten-year option to purchase 4,464 shares of common stock at $16.80 per share, (2) a ten-year option to purchase 14,985 shares of common stock at $16.70 per share, and (3) a ten-year option to purchase 6,205 shares of common stock at $20.00 per share. The number of shares of common stock purchasable pursuant to such options is the value of the hours (at $150 per hour) divided by 0.3 with the result divided by the exercise price. These options represent payment for the additional hours of service rendered to our company from February 19, 2004, to December 31, 2004.

Arrangements and Transactions with PKM Properties, LLC

Credit Agreements.   To meet critical working capital shortages in recent fiscal years, we established the following credit agreements with PKM Properties, LLC (“PKM”), an entity controlled by Paul K. Miller, one of our directors, and one of the largest beneficial owners of our securities. While outstanding, the amounts borrowed from PKM were collateralized by substantially all of our assets.

Date	Nature of Financing	Interest Rate	Amount Borrowed		Disposition
January 2003	Discretionary Credit Agreement	10.0%	$943,666		Converted
May 2003	Discretionary Credit Agreement	10.0%	$935,000	(1)	Converted
November 2003	Credit Agreement	10.0%	$500,000		Converted
April 2004	Short-Term Note	10.0%	$140,250	(1)	Repaid
October 2004	Discretionary Credit Agreement	10.0%	$500,000		Converted
February 2005	Credit Agreement	10.0%	$500,000		Repaid

(1)          Represents amount borrowed less a placement fee of 6.5 percent of such amount.

During the fiscal year ended April 30, 2005, we made interest payments to PKM of $164,104.

We entered into debt conversion agreements as of April 1, 2005, with certain debt holders for the conversion of an aggregate of $4,402,000 of debt into equity securities. Pursuant to one such agreement, PKM converted $2,968,678 of outstanding indebtedness into 297 shares of 5% Series A Redeemable Convertible Preferred Stock at a stated value of $10,000 per share. Each share of preferred stock was convertible into the number of shares of common stock equal to the stated value divided by $5.00, subject to anti-dilution adjustments. The terms of the preferred stock included dividend, protective, liquidation and conversion rights. In December 2005, we purchased such preferred stock from PKM in consideration of the issuance of 913,253 shares of common stock. The preferred stock sold to PKM was issued along with a warrant to purchase 445,200 shares of common stock. The warrant had a term of five years and was originally exercisable at $5.00 per share, subject to anti-dilution adjustments. In December 2005, PKM exercised such warrant on a net exercise basis, using an exercise price of $3.25 per share and a market price of $6.60 per share, resulting in the issuance of 225,972 shares of common stock. In April 2004, we repaid in full the April 2004 Short-Term Note. In April 2005, we repaid in full the February 2005 Credit Agreement. As a result, we fully repaid our indebtedness to PKM.

As additional consideration for the foregoing credit agreements, we issued the following warrants to PKM with terms and conditions that included weighted-average anti-dilution rights and certain rights to require registration of the common stock underlying the warrants under federal and state securities laws. The exercise prices and the number of shares purchasable under such warrants have adjusted pursuant to the anti-dilution provisions thereof. Such adjusted numbers are also presented below. There were no warrants issued to PKM in connection with the April 2004 Short-Term Note.

Credit Agreement Date	Term	Original Number of Shares		Original Exercise Price	Adjusted Number of Shares As of October 31, 2006		Adjusted Exercise Price As of October 31, 2006
January 2003	Ten-Year	35,000		$5.96	59,600		$3.50
May 2003	Ten-Year	38,034		$7.00	74,163		$3.59
November 2003	Ten-Year	7,738		$16.80	29,278		$4.44
November 2003 (extension)	Ten-Year	33,093		$20.00	143,260		$4.62
October 2004	Ten-Year	3,401		$14.70	11,494		$4.35
February 2005	Ten-Year	49,459	(1)	$5.00	72,734	(1)	$3.40

(1)          Represents the adjusted number of shares purchasable by PKM under such warrant following PKM’s reallocation of warrants for the purchase of 37,557 shares to third parties.

In addition to the foregoing warrants, we made the following payments to PKM in connection with the credit agreements:

•       Placement fee of 6.5 percent of the amount borrowed under the May 2003 Discretionary Credit Agreement

•       $56,404 in fees and expenses incurred on behalf of PKM in connection with the May 2003 Discretionary Credit Agreement

•       Placement fee of 6.5 percent of the amount borrowed under the April 2004 Short-Term Note

•       $32,113 in fees and expenses incurred on behalf of PKM in connection with the October 2004 Discretionary Credit Agreement

•       $19,143 in legal and administrative expenses incurred by PKM in connection with the February 2005 Credit Agreement

•       $18,086 in fees and expenses incurred on behalf of PKM in connection with the Debt Conversion Agreement

Financing Transaction and Lease.   On April 4, 2003, we sold our real estate, including real property and office-warehouse-manufacturing facility, together with certain personal property related thereto, to PKM. The purchase price for the property was $3.84 million, paid with (1) $1.0 million in cash (subject to certain reductions, prorations and credits), (2) PKM’s assumption of a mortgage note against the property in the amount of $2.5 million in favor of Associated Bank Minnesota, dated November 23, 1999, and (3) PKM’s assumption of our promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. As additional consideration, we issued to PKM a ten-year warrant for the purchase of 35,000 shares of our common stock at an exercise price of $6.25 per share. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 60,932 shares at $3.59 per share.

Concurrent with the sale of the property, we entered into a ten-year lease for the property with a base annual rent of $360,000 for the first and second year; $370,800 per year for the third, fourth and fifth year, and $389,340 for the remaining years of the lease subject to an increase for additional interest payable by PKM on its long-term permanent financing of the property, which may increase base monthly rents by up to one-twelfth of the additional annual interest payable by PKM. Assuming we are not in default under the terms of the lease, we have two options to extend the lease for five-year periods upon expiration of the initial ten-year term at a market rate. We also pay maintenance and operating costs, utilities and real estate taxes under the lease.  In addition, the lease makes our responsibility any construction costs deemed necessary or required by the landlord in connection with the relocation or removal of the private septic system and/or drain field as well as costs associated with responding to any release of hazardous materials at the property.

Under certain conditions, we also have an option to purchase the building at the end of the initial ten-year term at the fair value at that time. The purpose of the transaction was to retire our bank debt and provide us with additional required working capital.

On June 29, 2005, we entered into a lease termination agreement with PKM. In order to induce PKM, the landlord of our corporate headquarters, to attempt to sell or lease the property to a third party and to terminate the lease with our company, we agreed, among other things, to reimburse PKM for all costs and expenses relating to the lease or the sale of the property, and to termination of the lease on not less than 120 days’ notice. We also agreed that, if we request the landlord to accept less than its minimum required net sale proceeds, we would pay a lease termination fee equal to the difference between the landlord’s minimum net sale proceeds and the actual net sale proceeds. We also agreed to pay a lease termination fee if the landlord re-leases the property on economic terms and conditions less desirable than those of the existing lease.

During the fiscal years ended April 30, 2005 and 2006, we made lease payments to PKM of $451,015 and $496,136, respectively.

Transactions with Other Five Percent Owners

In July 2003, we entered into a loan agreement and borrowed $1.0 million from Peter L. Hauser, an existing shareholder, pursuant to a subordinated note with an interest rate of 10 percent per year. While outstanding, the amount borrowed from Mr. Hauser was collateralized by substantially all of our assets. We issued to Mr. Hauser a ten-year warrant for the purchase of 38,035 shares of our common stock on terms comparable to the warrants issued to PKM in connection with the May 2003 Discretionary Credit Agreement. As a result of anti-dilution adjustments through October 31, this warrant is exercisable for 74,164 shares at $3.59 per share. In February 2004, the maturity date of this loan was extended to June 30, 2005. In connection with the extension, we issued a warrant with a ten-year term to purchase up to 13,600 shares of our common stock at an exercise price of $20.00 per share. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 58,874 shares at $4.62 per share.

We entered into debt conversion agreements as of April 1, 2005, with certain existing debt holders for the conversion of an aggregate of $4,402,000 of debt into equity securities. Pursuant to one such agreement, Mr. Hauser converted $1,008,611 of outstanding indebtedness into 100 shares of 5% Series A Redeemable Convertible Preferred Stock at a stated value of $10,000 per share. Each share of preferred stock was convertible into the number of shares of common stock equal to the stated value divided by $5.00, subject to anti-dilution adjustments. The terms of the preferred stock included dividend, protective, liquidation and conversion rights. In December 2005 and January 2006, we repurchased all of our outstanding preferred stock, including shares held by Mr. Hauser and shares held by SF Capital Partners Ltd., MedCap Partners, L.P., Millennium Partners, L.P. and MedCap Master Fund, L.P., other beneficial owners of more than five percent of our common stock. The preferred stock sold to these investors was issued along with warrants to purchase a number of shares of common stock equal to 75% of the number of shares originally issuable upon conversion of their preferred stock. These warrants had a term of five years and were originally exercisable at $5.00 per share, subject to anti-dilution adjustments. In December 2005 and January 2006, all of the common stock purchase warrants issued with the preferred stock, including those held by the above-referenced shareholders, were exercised at $3.25 per share. Mr. Hauser exercised his warrant on a net exercise basis, using an exercise price of $3.25 per share and a market price of $6.60 per share.

Employment Agreements

We have employment agreements with Marc P. Flores, our President, Chief Executive Officer and one of our directors, Adam L. Berman, our Vice President, Research and Development, Robert W. Clapp, our Vice President, Operations, Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, James E. Jeter, our Vice President, Sales, Gary O. Tegan, our Vice President, Marketing, and Eapen Chacko, who joined our company as Vice President, Finance and Chief Financial Officer. We had an employment agreement with John H. Jungbauer, our former principal financial officer and principal accounting officer. You should review “Executive Compensation—Employment Contracts and Termination of Employment, and Change-in-Control Arrangements” for more information about such agreements.

Director Options

In March 2005, we granted a stock option for the purchase of 5,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 5,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100 percent vested at the date of grant, and they are exercisable at $10.00 per share. These options expire on March 21, 2015.

Pursuant to our 2005 Director Stock Option Plan, we granted options for the purchase of 673 shares of common stock, exercisable at $8.00 per share, to each of Larry G. Haimovitch and J. Robert Paulson, Jr. on August 3, 2005, options for the purchase of 5,000 shares of common stock, exercisable at $7.40 per share, to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on September 22, 2005, and options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. on October 19, 2006. These awards have ten-year terms and vest 100 percent on the first anniversary of the date of grant. The vesting of such options accelerates in the event of a change of control of our company.

In May 2006, we awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of Susan L. Critzer, Larry G. Haimovitch, Lawrence L. Horsch, David B. Kaysen, Paul K. Miller and J. Robert Paulson, Jr. The foregoing options were issued to each of our non-employee directors under our Amended and Restated 2001 Equity Incentive Plan. Such options vested immediately. They are exercisable at $10.50 per share. These options expire on May 10, 2016.

Management Options

Effective April 1, 2005, we awarded (1) a non qualified stock option for the purchase of 344,034 shares of common stock to Marc P. Flores, our President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to John H. Jungbauer, our former principal financial officer and principal accounting officer, (3) a non-qualified stock option for the purchase of 64,506 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (4) a non-qualified stock option for the purchase of 64,506 shares of common stock to Robert W. Clapp, our Vice President, Operations, (5) a non-qualified stock option for the purchase of 21,502 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, and (6) a

non-qualified stock option for the purchase of 43,004 shares of common stock to a former employee. The foregoing options were issued outside our employee benefit plans. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $8.90 per share. These options expire on April 1, 2012.

In April 2006, we awarded (1) a non-qualified stock option for the purchase of 28,669 shares of common stock to Mr. Flores, (2) a non-qualified stock option for the purchase of 7,167 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (3) a non-qualified stock option for the purchase of 7,167 shares of common stock to Robert W. Clapp, our Vice President, Operations, and (4) a non-qualified stock option for the purchase of 2,867 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance. The foregoing options were issued under our Amended and Restated 2001 Equity Incentive Plan. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $12.00 per share and expire on April 3, 2013.

We have also awarded options to James E. Jeter, our Vice President, Sales, Gary O. Tegan, our Vice President, Marketing, and Eapen Chacko, our Vice President, Finance and Chief Financial Officer. You should review “Executive Compensation—Employment Contracts and Termination of Employment, and Change-in-Control Arrangements” for more information about such options.

Related Party Distributor

Prior to our exit from the heart valve business, we sold heart valves through a distribution network of 37 exclusive distributors, including Mercé v. Electromedicina, S.L. The Managing and General Director of Mercé v. Electromedicina, Salvador Mercé Cervelló, is one of our former board members. During the fiscal year ended April 30, 2005, such distributor made net purchases of product from our company equal to approximately 42.4 percent of our net sales, respectively. Our accounts receivable with this distributor accounted for approximately 54.4 percent of our accounts receivable at April 30, 2005. Obligations to us from this distributor are unsecured. During the quarter ended January 31, 2005, in an effort to raise $250,000 in cash to continue operations, we sold 400 heart valves at a fifty-five percent discount to Mercé v. Electromedicina.

General

The transactions set forth herein were approved by a majority of our independent, disinterested directors who had access, at our expense, to our legal counsel or independent legal counsel. We believe that all such transactions were made on terms no less favorable to us than we could have obtained from unaffiliated third parties. In the future, all material affiliated transactions will be approved by a majority of our independent, disinterested directors who will have access, at our expense, to our legal counsel or independent legal counsel and will be on terms no less favorable to us than we could obtain from unaffiliated third parties.

PRINCIPAL SHAREHOLDERS

The following table sets forth certain information known to us regarding beneficial ownership of our common stock as of October 31, 2006, by (a) each person who is known to us to own beneficially more than five percent of our common stock, (b) each director, (c) each executive officer (including each executive officer named in the summary compensation table below), and (d) all current executive officers and directors as a group. The percentage of beneficial ownership is based on 9,837,224 shares outstanding as of October 31, 2006. As indicated in the footnotes, shares issuable pursuant to warrants and options are deemed outstanding for computing the percentage of the person holding such warrants or options but are not deemed outstanding for computing the percentage of any other person. Unless otherwise noted, each person identified below has sole voting and investment power with respect to such shares. Except as otherwise noted below, we know of no agreements among our shareholders which relate to voting or investment power with respect to our common stock. Unless otherwise indicated, the address for each listed shareholder is c/o MedicalCV, Inc., 9725 South Robert Trail, Inver Grove Heights, Minnesota 55077.

Name and Address of Beneficial Owner(1)	Amount and Nature of Beneficial Ownership(1)		Percent of Class(1)
MedCap Management and Research LLC 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,856,050	(2)	18.9%
Paul K. Miller	1,761,995	(3)	17.1%
SF Capital Partners, Ltd. c/o Stark Offshore Management, LLC 3600 S Lake Dr. St. Francis, WI 53235-3716	1,373,100	(4)	14.0%
Paul K. Miller Irrevocable Trust of 2005 606 24th Avenue South, Suite B12 Minneapolis, MN 55454	1,139,226		11.6%
Whitebox Advisors, LLC. 3033 Excelsior Blvd., Ste 300 Minneapolis, MN 55416	1,126,654	(5)	11.5%
MedCap Partners, L.P. 500 Third St., Ste 535 San Francisco, CA 94107-6809	1,101,007	(2)	11.2%
Millennium Partners, L.P. c/o Millennium Management, L.L.C. 666 Fifth Ave., 8th Fl New York, NY 10103-0899	903,430	(6)	9.2%
Potomac Capital Management LLC 825 Third Avenue, 33rd Floor New York, NY 10022	892,857	(7)	8.9%
MedCap Master Fund, L.P. 500 Third St., Ste 535 San Francisco, CA 94107-6809	755,043	(2)	7.7%
Perkins Capital Management, Inc. 730 East Lake Street Wayzata, MN 55391	548,333	(8)	5.5%

Peter L. Hauser 16913 Kings Court Lakeville, Minnesota 55044	536,685	(9)	5.4%
Marc P. Flores	141,685	(10)	1.4%
Larry G. Haimovitch	45,408	(11)	*
Robert W. Clapp	30,765	(12)	*
Adam L. Berman	30,439	(13)	*
Susan L. Critzer	20,100	(14)	*
Dennis E. Steger	17,111	(15)	*
David B. Kaysen	17,100	(16)	*
J. Robert Paulson, Jr.	10,673	(16)	*
James E. Jeter	7,102	(17)	*
John H. Jungbauer	5,000	(18)	*
Eapen Chacko	0		0
Gary O. Tegan	0		0
All current directors and executive officers as a group (12 persons)	2,082,378	(19)	19.7%

                 * Less than one percent.

       (1) Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to securities. Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of October 31, 2006.

       (2) Based solely upon the Schedule 13D filed with the SEC on November 3, 2006. As set forth in the Schedule 13D, Medcap Management & Research LLC (“MMR”) as general partner and investment manager of MedCap Partners L.P. and MedCap Master Fund L.P. and investment manager of MedCap Partners Offshore, Ltd. and C. Fred Toney as sole managing member of MMR may be deemed to beneficially own the shares owned by MedCap Partners, MedCap Master Fund and MedCap Offshore in that they may be deemed to have the power to direct the voting or disposition of the shares. Neither the filing of the Schedule 13D nor any of its contents is deemed to constitute an admission that either MMR or Mr. Toney is, for any purpose, the beneficial owner of any securities to which the Schedule 13D relates, and MMR and Mr. Toney disclaim beneficial ownership as to the securities reported in the Schedule 13D, except to the extent of their respective pecuniary interests therein.

       (3) Represents (a) 146,758 shares, (b) 12,000 shares owned by Gracon Contracting Co., an entity over which Mr. Miller exercises control, (c) 12,100 shares purchasable upon the exercise of options, (d) 451,461 shares purchasable upon the exercise of warrants held by PKM Properties, LLC, an entity over which Mr. Miller exercises control, (e) 1,139,226 shares held by the Paul K. Miller Irrevocable Trust of 2005, of which Mr. Miller is the sole beneficiary, and (f) 450 shares owned by Mr. Miller’s spouse.

       (4) Based solely upon the Schedule 13G filed with the SEC on April 8, 2005. As set forth in the Schedule 13G, Michael A. Roth and Brian J. Stark are the Managing Members of Stark Offshore Management, LLC (“Stark Offshore”), which acts as investment manager and has sole power to direct the management of SF Capital Partners Ltd. Through Stark Offshore, Messrs. Roth and Stark possess voting and dispositive power over all of the shares to which the Schedule 13G relates. Messrs. Roth and Stark disclaim beneficial ownership of the shares.

       (5) Represents (a) 345,985 shares held by Whitebox Hedged High Yield Partners, L.P. (“WHHYP”), (b) 320,922 shares held by Whitebox Intermarket Partners, L.P. (“WIP”), (c) 201,724 shares held by Pandora Select Partners (“PSP”), (d) 185,837 shares held by Whitebox Convertible Arbitrage Partners, L.P. (“WCAP”), (e) 56,590 shares held by GPC LIX, LLC, and (f) 15,596 shares held by Guggenheim Portfolio Company XXXI, LLC. Whitebox Advisors, LLC (“WA”) is the investment advisor for GPC LIX, LLC and Guggenheim Portfolio Company XXXI, LLC. WA, the managing member of each of (i) Whitebox Hedged High Yield Advisors, LLC (“WHHYA”), (ii) Whitebox Intermarket Advisors, LLC (“WIA”), (iii) Pandora Select Advisors, LLC (“PSA”) and (iv) Whitebox Convertible Arbitrage Advisors, LLC (“WCAA”), has the power to direct the affairs of each of WHHYA, WIA, PSA and WCAA. WHHYA, WIA, PSA and WCAA manage accounts for the benefit of its respective clients WHHYP, WIP, PSP and WCAP. As a result of these relationships, WA may be deemed to have indirect beneficial ownership of the shares of common stock beneficially owned by each of WHHYP, WIP, PSP, WCAP, GPC LIX, LLC and Guggenheim Portfolio Company XXXI, LLC.

       (6) Based solely upon the Schedule 13D filed with the SEC on August 4, 2006. The managing partner of Millennium Partners, L.P., a Cayman Islands exempted limited partnership (“Millennium Partners”), is Millennium Management, L.L.C., a Delaware limited liability company (“Millennium Management”), and consequently may be deemed to have voting control and investment discretion over securities owned by Millennium Partners. Israel A. Englander is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by either of Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millennium Partners. Millennium Partners is a member of Millenco, L.L.C., a Delaware limited liability company (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange.

       (7) Based solely upon the Schedule 13G filed with the SEC on October 25, 2006. Potomac Capital Partners LP, is a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management LLC is the General Partner of Potomac Capital Partners LP. Mr. Paul J. Solit is the Managing Member of Potomac Capital Management LLC. Potomac Capital International Ltd., is an international business company formed under the laws of the British Virgin Islands. Potomac Capital Management Inc. is the Investment Manager of Potomac Capital International Ltd. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc., and a Director of Potomac Capital International Ltd. Pleiades Investment Partners-R, LP, is a private investment partnership formed under the laws of the State of Delaware. Potomac Capital Management Inc. is the Investment Manager of a managed account of Pleiades Investment Partners-R, LP. Paul J. Solit is the President and sole owner of Potomac Capital Management Inc.

       (8) Includes 98,550 shares purchasable upon the exercise of warrants.

       (9) Represents (a) 386,907 shares, (b) 16,740 shares held by Mr. Hauser’s IRA, and (c) 133,038 shares purchasable upon the exercise of warrants.

(10) Represents (a) 3,000 shares and (b) 138,685 shares purchasable upon the exercise of options.

(11) Represents (a) 34,735 shares held by The Haimovitch 2000 Separate Property Revocable Trust and (b) 10,673 shares purchasable upon the exercise of options.

(12) Represents (a) 1,000 shares and (b) 29,765 shares purchasable upon the exercise of options.

(13) Represents (a) 1,250 shares and (b) 29,189 shares purchasable upon the exercise of options.

(14) Represents (a) 3,000 shares and (b) 17,100 shares purchasable upon the exercise of options.

(15) Represents (a) 1,000 shares and (b) 16,111 shares purchasable upon the exercise of options.

(16) Represents shares purchasable upon the exercise of options.

(17) Represents (a) 1,290 shares and (b) 5,812 shares purchasable upon the exercise of options.

(18) Represents (a) 2,500 shares and (b) 2,500 shares purchasable upon the exercise of warrants. Although Mr. Jungbauer is named in the above summary compensation table, his employment with our company ceased on July 31, 2006.

(19) Represents (a) 1,343,709 shares, (b) 451,461 shares purchasable upon the exercise of warrants, and (c) 287,208 shares purchasable upon the exercise of options.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 24,000,000 shares of common stock, par value $0.01 per share, 998,100 shares of preferred stock, par value $0.01 per share, and 1,900 shares of 5% Series A Redeemable Convertible Preferred Stock, par value $0.01 per share and stated value $10,000 per share. As of October 31, 2006, we had no outstanding shares of preferred stock or 5% Series A Redeemable Convertible Preferred Stock.

Common Stock

As of October 31, 2006, we had 9,837,224 shares of common stock issued and outstanding. All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of any future series of preferred stock which may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the shareholders in the event of liquidation, dissolution or winding up of our company and is entitled to participate equally in dividends as and when declared by the board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences.

Undesignated Preferred Stock

Under governing Minnesota law and our articles of incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of the shares of authorized preferred stock. The board of directors is empowered to establish, and to designate the name of, each class or series of preferred stock and to set the terms of such shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion, voting rights, preferences and other rights. Accordingly, the board of directors, without shareholder approval, may issue shares of preferred stock with terms that could adversely affect the voting power and other rights of holders of the common stock.

The undesignated preferred stock may have the effect of discouraging an attempt, through the acquisition of a substantial number of shares of common stock, to acquire control of our company with a view to effecting a merger, sale or exchange of assets or a similar transaction. For example, the board of directors could issue preferred stock as a dividend to holders of common stock or place preferred stock privately with purchasers who may side with the board of directors in opposing a takeover bid. The anti-takeover effects of the undesignated preferred stock may deny shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of the common stock.

Stock Option Plans and Equity Incentive Plan

We have adopted two stock option plans under which we may grant options to employees, consultants, independent contractors, officers and employee directors. We reserved 50,000 shares of common stock for the grant of stock options under our 1992 Stock Option Plan. As of October 31, 2006, options to purchase 1,175 shares of common stock were outstanding and no further options were available for grant under our 1992 Stock Option Plan. We reserved 50,000 shares of common stock for the grant of stock options under our 1997 Stock Option Plan. As of October 31, 2006, options to purchase 36,500 shares of common stock were outstanding and options to purchase 13,500 shares of common stock were available for grant under our 1997 Stock Option Plan.

In June 2001, we adopted the 2001 Equity Incentive Plan and reserved 50,000 shares of common stock for issuance upon exercise of stock options, for grants of performance awards and for awards of restricted stock to be granted under the plan to employees, officers, consultants, advisors, employee and non-employee directors and employees of certain related entities. This plan was approved by our shareholders on August 9, 2001. Prior to adoption of the amended and restated plan in September 2005, additional shares of common stock became available for issuance under the plan each year. In September 2005, our shareholders approved the amended and restated plan which, among other things, increased the number of shares reserved for issuance under the plan to 600,000 shares of common stock and eliminated the “evergreen” provision by which additional shares of common stock were automatically added to the plan annually without shareholder action. As of October 31, 2006, options to purchase 315,501 shares of common stock were outstanding and 283,499 shares of common stock were available for issuance under our Amended and Restated 2001 Equity Incentive Plan.

Director Stock Option Plans

We also have stock option plans under which we have granted options to non-employee directors. We reserved 30,000 shares of common stock for the grant of stock options under our 1993 Director Stock Option Plan and 100,000 shares of common stock for the grant of stock options under our 2005 Director Stock Option Plan. As of October 31, 2006, options to purchase 4,200 shares of common stock were outstanding and no further options were available for grant under our 1993 Director Stock Option Plan. As of October 31, 2006, options to purchase 56,346 shares of common stock were outstanding and options to purchase 43,654 shares of common stock were available for issuance under our 2005 Director Stock Option Plan.

Options Outside Plans

We have also issued options outside the above-described plans to employees and directors. As of October 31, 2006, options outside such plans to purchase 513,715 shares of common stock were outstanding.

Warrants

As of October 31, 2006, we had outstanding warrants to purchase an aggregate of 1,205,594 shares of common stock and outstanding warrants to purchase an aggregate of 49,022 units, each such unit consisting of one share of common stock and one common stock purchase warrant.

In general, each outstanding warrant contains anti-dilution provisions, together with certain incidental and demand rights which will require us to register the shares underlying the warrants with the SEC at our expense.

Holders of such warrants are not entitled to vote, receive dividends or exercise any of the rights of holders of the shares of common stock for any purpose until the warrants have been duly exercised and payment of the purchase price has been made. The warrants may be presented for exercise at our office. There is no established market for the warrants, and we expect no such market will develop.

With respect to certain of our outstanding warrants, if an exercise notice is delivered to us at a time when a registration statement permitting the holder to resell the warrant shares is not then effective or the related prospectus is not then available, then the holder may notify us of its election to exercise the warrant on a cashless basis (based upon then-current market value).

Certain Effects of Authorized but Unissued Stock

As of October 31, 2006, under our articles of incorporation, there were 24,000,000 shares of common stock authorized, 1,900 shares of 5% Series A Redeemable Convertible Preferred Stock authorized, and 998,100 shares of preferred stock authorized and available for future issuance without shareholder approval. We may use these additional shares for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. With the exception of the following possible issuances, we do not currently have any plans to issue additional shares of common stock:

•       1,205,594 shares of common stock issuable by us upon the exercise of outstanding warrants at a weighted average exercise price of $7.92 per share;

•       927,437 shares of common stock issuable by us upon the exercise of stock options granted at a weighted average exercise price of $9.13 per share, and 340,653 shares available for issuance pursuant to future grants, under our stock option plans; and

•       49,022 units, each consisting of one share of common stock and one warrant exercisable for one share of common stock at $18.375 per share, issuable by us upon the exercise of warrants at $4.62 per unit that we issued to our agent in our 2004 private placement.

One of the effects of the existence of unissued and unreserved common and preferred stock is that the board of directors could issue shares to persons likely to support current management and thereby protect the continuity of our company’s management. Such additional shares could also be used to dilute the ownership of persons seeking to obtain control of our company.

Certain Limited Liability, Indemnification and Anti-Takeover Provisions under Minnesota Law

Our articles of incorporation limit the liability of our directors to the fullest extent permitted by Minnesota law. Specifically, our directors will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liability for:

•       Any breach of the director’s duty of loyalty to our company or our shareholders;

•       Acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•       Corporate distributions which are in contravention of restrictions in the Minnesota Business Corporation Act, our articles of incorporation or bylaws or any agreement to which our company is a party;

•       Violations of Minnesota securities laws;

•       Any transaction from which the director derives an improper personal benefit; or

•       Any act or omission occurring before the effective date of the provision in our articles of incorporation eliminating or limiting liability.

Section 302A.521 of the Minnesota Business Corporation Act provides that a Minnesota business corporation must indemnify any director, officer, employee or agent of the corporation made or threatened to be made a party to a proceeding, by reason of the former or present official capacity, as defined, of the person, against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain statutory standards are met. For this purpose, proceeding means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification. You should refer to that section for a complete statement of such indemnification rights.

Our bylaws provide that each past or present director, officer, committee member and employee of our company will be indemnified by us in accordance with, and to the fullest extent permissible by, applicable law.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling our company pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Certain provisions of Minnesota law, described below, could delay, defer or prevent a change in control of our company and could have the effect of making it more difficult to acquire our company or remove incumbent management.

We are governed by the provisions of Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act because we are an “issuing public corporation” that has 50 or more shareholders. In general, Section 302A.671 provides that the shares of a corporation acquired in a “control share acquisition” have no voting rights unless voting rights are approved in a prescribed manner. A “control share acquisition” is an acquisition, directly or indirectly, of beneficial ownership of shares that would, when added to all other shares beneficially owned by the acquiring person, entitle the acquiring person to have voting power of 20 percent or more in the election of directors. In general, Section 302A.673 prohibits a public Minnesota corporation from engaging in a “business combination” with an “interested shareholder” for a period of four years after the date of the transaction in which the person became an interested shareholder, unless the business combination or the interested shareholder’s acquisition of shares is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An “interested shareholder” is a person who is the beneficial owner, directly or indirectly, of 10 percent or more of the corporation’s voting stock, or who is an affiliate or associate of the corporation and at any time within four years before the date in question was the beneficial owner, directly or indirectly, of 10 percent or more of the corporation’s voting stock. Sections 302A.671 and 302A.673 of the Minnesota Business Corporation Act could, under some circumstances, deny our shareholders the receipt of a premium on their common stock and may also have a depressive effect on the market price of our stock.

In the event of certain tender offers for stock of our company, Section 302A.675 of the Minnesota Business Corporation Act precludes the tender offeror from acquiring additional shares of stock, including acquisitions pursuant to mergers, consolidations or statutory share exchanges, within two years following the completion of such an offer unless the selling shareholders are given the opportunity to sell the shares on terms that are substantially equivalent to those contained in the earlier tender offer. The section does not apply if a committee of the board of directors consisting of all of its disinterested directors, excluding present and former officers of the corporation, approves the subsequent acquisition before shares are acquired pursuant to the earlier tender offer.

Anti-takeover provisions of our articles of incorporation and those under Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above our then current stock price. These provisions may also inhibit increases in our stock price that could result from takeover attempts and could adversely affect the voting power of your shares. For example, the ability of our board of directors, without further shareholder approval, to issue preferred stock could have the effect of delaying, deterring or preventing a change in control. No other anti-takeover provisions are currently contemplated by management.

Transfer Agent and Registrar

We have appointed Registrar and Transfer Company as the transfer agent and registrar for our common stock. As of June 26, 2006, we had approximately 241 shareholders of record and approximately 648 beneficial owners.

SELLING SHAREHOLDERS

The following table presents information regarding the selling shareholders. Unless otherwise noted, the shares listed below represent the shares that each selling shareholder beneficially owned on October 16, 2006.

We are registering the above-referenced shares to permit each of the selling shareholders and their pledges, donees, transferees or other successors-in-interest that receive their shares from the selling shareholders as a gift, partnership distribution or other non-sale related transfer after the date of this prospectus to resell the shares.

Unless otherwise noted, the following table sets forth the name of each selling shareholder, the number of shares owned by each of the selling shareholders as of October 16, 2006, the number of shares that may be offered under this prospectus and the number of shares of our common stock owned by the selling shareholders after this offering is completed, assuming all of the shares being offered are sold. Except as otherwise disclosed below, none of the selling shareholders has, or within the past three years has had, any position, office or other material relationship with us. The number of shares in the column “Shares Offered” represents all of the shares that a selling shareholder may offer under this prospectus.

Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act. The percentages of shares beneficially owned are based on 9,837,224 shares of our common stock outstanding as of October 16, 2006, plus the warrant shares beneficially owned by the respective selling shareholder, as set forth in the following table and more fully described in the applicable footnotes.

Name and Address of Selling Shareholder(1)	Shares Beneficially Owned Before Offering(2)		Percent Beneficially Owned Before Offering(2)	Shares Offered		Shares Beneficially Owned if All Shares are Sold in the Offering	Percent Beneficially Owned After Offering
Potomac Capital Partners LP	375,000	(3)	3.8	375,000	(3)	0	0
Pleiades Investment Partners-R LP	267,857	(4)	2.7	267,857	(4)	0	0
Potomac Capital International Ltd	250,000	(5)	2.5	250,000	(5)	0	0

(1)          The address of this selling shareholder is c/o Potomac Capital Management, 825 Third Avenue, 33rd Floor, New York, NY 10022.

(2)          Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to securities. Securities “beneficially owned” by a person may include securities owned by or for, among others, the spouse, children, or certain other relatives of such person as well as other securities as to which the person has or shares voting or investment power or has the option or right to acquire within 60 days of October 16, 2006.

(3)          Includes 75,000 shares purchasable upon exercise of a warrant.

(4)          Includes 53,571 shares purchasable upon exercise of a warrant.

(5)          Includes 50,000 shares purchasable upon exercise of a warrant.

Sale to Selling Shareholders

On October 13, 2006, pursuant to the terms of a securities purchase agreement, we issued 714,286 shares of common stock to accredited investors and warrants for the purchase of an aggregate of 178,571 shares of common stock to such investors. We obtained gross proceeds of approximately $2.5 million in cash at the closing. We paid our placement agent cash commissions of approximately $150,000 and reimbursed our placement agent for $13,750 in expenses. This prospectus covers all of the shares issued in such private placement.

The warrants are exercisable for a period of five years at an exercise price of $4.365 per share, subject to basic, and for a period of 9 months, full-ratchet anti-dilution adjustments. If the shares issuable upon exercise of the warrants are not registered for resale at the time of exercise and they are required to be so registered at that time, each warrant allows the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant.

In connection with the securities purchase agreement, we granted the investors a 12-month right of participation in subsequent financings. We agreed not to create or authorize any senior securities or undertake a reverse or forward stock split or reclassification, without the consent of the purchasers of a majority of the shares, for a period of 18 months. We also agreed not to enter into any variable rate transactions for a period of 18 months.

Selling Shareholders’ Registration Rights

We have agreed to use our commercially reasonable efforts to cause the shares of common stock and the shares of common stock issuable upon exercise of the warrants sold in the above-referenced private placement to be registered for resale and such registration declared effective by the SEC within 90 days following the initial filing of such resale registration statement. We are obligated to keep such registration effective for two years after the initial declaration by the SEC of the effectiveness of such resale registration. We may require persons who sell shares pursuant to such registration statement to suspend such sales for such reasonable period of time as we may require, acting in a reasonable manner, using our commercially reasonable efforts to effect any required amendment or supplement to such registration statement. We have also agreed to use commercially reasonable efforts to cause the shares to be registered in such states as may be required to permit the holders of such shares to effect resales.

If the registration statement is not declared effective by the SEC within the required 90-day period (or 120 days in the case of SEC review), or, after its effective date, it ceases to be effective for more than an aggregate of 75 calendar days in any 12-month period, we have agreed to pay each holder an amount as liquidated damages equal to 1.5% of the aggregate investment amount then held by the holder of the shares purchased pursuant to the securities purchase agreement and on each monthly anniversary of our failure to effect such registration, provided, however, that such liquidated damages will not exceed $250,000.

Our registration of the shares does not necessarily mean that the selling shareholders will sell all or any of the shares covered by this prospectus.

PLAN OF DISTRIBUTION

The selling shareholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling shareholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling shareholders may use any one or more of the following methods when disposing of shares or interests therein:

•       ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•       block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•       purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•       an exchange distribution in accordance with the rules of the applicable exchange;

•       privately negotiated transactions;

•       short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•       through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•       broker-dealers may agree with the selling shareholders to sell a specified number of such shares at a stipulated price per share; and

•       a combination of any such methods of sale.

The selling shareholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment or supplement to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus. The selling shareholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling shareholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling shareholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling shareholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling shareholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of any warrants by payment of cash, however, we will receive the exercise price of the warrants.

The selling shareholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule.

The selling shareholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling shareholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling shareholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling shareholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling shareholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling shareholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling shareholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling shareholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or Rule 144 under the Securities Act, or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

LEGAL MATTERS

The validity of the shares of common stock offered hereby has been passed upon for us by Briggs and Morgan, Professional Association, Minneapolis, Minnesota.

EXPERTS

The financial statements as of April 30, 2006 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the financial statements) of Lurie Besikof Lapidus & Company, LLP (“LBLCO”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements as of April 30, 2005 and for the year then ended included in this prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the financial statements and an explanatory paragraph relating to our restatement of our financial statements as described in Note 16 (not presented therein) to the financial statements) of PricewaterhouseCoopers LLP (“PwC”), an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON
ACCOUNTING AND FINANCIAL DISCLOSURE

As previously reported, on June 9, 2005, PwC informed the audit committee of our board of directors that it would decline to stand for re-election as our independent registered public accounting firm and would cease to serve as our independent registered public accounting firm upon completion of PwC procedures regarding the following: (1) our financial statements as of and for the year ended April 30, 2005 and (2) the Form 10-KSB in which such financial statements would be included.

The reports of PwC on our financial statements as of and for the years ended April 30, 2004 and 2005 contained an explanatory paragraph expressing significant doubt about our ability to continue as a going concern, but did not contain an adverse opinion or disclaimer of opinion, and were not further qualified or modified as to uncertainty, audit scope or accounting principle.

During the years ended April 30, 2004 and 2005 and through July 21, 2005, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its reports on our financial statements for such years.

During the years ended April 30, 2004 and 2005 and through July 21, 2005, there has been one reportable event of the type described in Item 304(a)(1)(iv)(B) of Regulation S-B. The reportable event occurred in March 2004 when PwC informed our audit committee that there was a material weakness in internal controls over financial reporting. Specifically, PwC identified a material weakness in the design and operation of internal controls relating to documenting and reporting international distribution marketing expenditures and related reimbursement. Following this communication from PwC, we implemented procedures and reporting to document and support customer marketing expenses which remedied this material weakness.

On August 8, 2005, our audit committee engaged LBLCO as our independent registered public accounting firm commencing with work to be performed in relation to our fiscal quarter ended July 31, 2005 and in connection with the audit of our financial statements for the fiscal year ending April 30, 2006. During the years ended April 30, 2004 and 2005, we had no occasion to consult with LBLCO on any matters.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the information requirements of the Exchange Act. Accordingly, we file reports, proxy statements and other information with the SEC. The public may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.medcvinc.com. Our website is located at www.medcvinc.com. The information on, or that can be accessed through, our website is not part of this prospectus.

We have filed with the SEC a registration statement on Form SB-2 under the Securities Act. This prospectus does not contain all of the information, exhibits and undertakings set forth in the registration statement, certain parts of which are omitted as permitted by the rules and regulations of the SEC. For further information, please refer to the registration statement which may be read and copied in the manner and at the sources described above.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
MedicalCV, Inc.
Inver Grove Heights, Minnesota

We have audited the accompanying balance sheet of MedicalCV, Inc. as of April 30, 2006, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MedicalCV, Inc. as of April 30, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred operating losses and negative cash flows from operations in recent years and will require additional funds to finance its working capital and capital expenditure needs. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ LURIE BESIKOF LAPIDUS & COMPANY, LLP
Minneapolis, Minnesota
June 27, 2006

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of MedicalCV, Inc.:

In our opinion, the accompanying balance sheet and the related statements of operations, shareholders’ equity (deficit) and cash flows present fairly, in all material respects, the financial position of MedicalCV, Inc. at April 30, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 16 (not presented herein) to the financial statements included in the Company’s Form 10-KSB for the year ended April 30, 2005, the Company has restated its financial statements for the year ended April 30, 2005.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has sustained losses and negative cash flows from operations in recent years and will require additional funds to finance its working capital and capital expenditure needs. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ PRICEWATERHOUSEcOOPERS LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota
July 8, 2005, except as to Notes 3, 12 and 16 (not presented herein) for which the date is March 10, 2006 and Note 15 for which the date is June 5, 2006

MEDICALCV, INC.
BALANCE SHEETS

	April 30,
	2005	2006
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,637,796	$10,351,570
Prepaid expenses and other assets	199,978	242,975
Current assets of discontinued operations	875,648	89,782
TOTAL CURRENT ASSETS	11,713,422	10,684,327
PROPERTY, PLANT AND EQUIPMENT, net	827,791	740,010
DEFERRED FINANCING COSTS, net	58,226	50,942
OTHER LONG-TERM ASSETS	30,798	23,400
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	367,799	87,323
TOTAL ASSETS	$12,998,036	$11,586,002
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES
Accounts payable	$399,588	$605,313
Current portion of related party lease obligation	311,155	322,586
Accrued expenses	179,095	377,507
Current liabilities of discontinued operations	202,595	—
TOTAL CURRENT LIABILITIES	1,092,433	1,305,406
FAIR VALUE OF PUTABLE WARRANTS	27,992,609	—
RELATED PARTY LEASE OBLIGATION, less current portion	2,824,977	2,542,233
TOTAL LIABILITIES	31,910,019	3,847,639
COMMITMENTS AND CONTINGENCIES
5% SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK; $.01 par value; stated value $10,000 per share; 1,900 shares authorized; 1,803 and 0 shares issued and outstanding; aggregate liquidation value $18,109,116 at April 30, 2005	—	—
SHAREHOLDERS’ EQUITY (DEFICIT)
Preferred stock; $.01 par value; 498,100 and 998,100 shares authorized; no shares issued and outstanding	—	—
Common stock; $.01 par value; 9,500,000 and 24,000,000 shares authorized; 1,084,958 and 9,122,946 shares issued and outstanding	10,850	91,229
Additional paid-in capital	23,484,124	55,088,734
Deferred stock-based compensation	—	(98,512)
Accumulated deficit	(42,406,957)	(47,343,088)
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	(18,911,983)	7,738,363
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY (DEFICIT)	$12,998,036	$11,586,002

See notes to financial statements.

MEDICALCV, INC.
STATEMENTS OF OPERATIONS

	Year Ended April 30,
	2005	2006
OPERATING EXPENSES, CONTINUING OPERATIONS
Sales and marketing	$317,386	$525,384
General and administrative	4,012,506	3,459,916
Research and development services	1,581,016	3,471,241
Total operating expenses	5,910,908	7,456,541
LOSS FROM OPERATIONS	(5,910,908)	(7,456,541)
OTHER (EXPENSE) INCOME
Interest income	22,994	384,773
Interest expense	(1,352,183)	(177,401)
Other (expense) income (primarily changes in fair value of putable warrants)	(9,981,394)	16,563,359
Total other (expense) income	(11,310,583)	16,770,731
(LOSS) INCOME FROM CONTINUING OPERATIONS	(17,221,491)	9,314,190
LOSS FROM DISCONTINUED OPERATIONS	(1,873,381)	(81,800)
NET (LOSS) INCOME	$(19,094,872)	$9,232,390
BASIC AND DILUTED LOSS TO COMMON SHAREHOLDERS
Net (loss) income	$(19,094,872)	$9,232,390
Inducement to acquire redeemable convertible preferred stock	—	(13,579,979)
Redeemable convertible preferred stock cash dividends	—	(588,542)
NET LOSS TO COMMON SHAREHOLDERS	$(19,094,872)	$(4,936,131)
NET LOSS PER COMMON SHARE—CONTINUING OPERATIONS, AFTER PREFERRED DIVIDENDS
Basic	$(16.16)	$(1.28)
Diluted	(16.16)	(3.75)
NET LOSS PER COMMON SHARE—DISCONTINUED OPERATIONS
Basic	$(1.76)	$(0.02)
Diluted	(1.76)	(0.01)
NET LOSS PER COMMON SHARE
Basic	$(17.92)	$(1.30)
Diluted	(17.92)	(3.76)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	1,065,349	3,806,112
Diluted	1,065,349	5,711,893

See notes to financial statements.

MEDICALCV, INC.
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

			Additional	Deferred
	Common Stock		Paid-In	Stock-Based	Accumulated
	Shares	Amount	Capital	Compensation	Deficit	Total
BALANCE AT APRIL 30, 2004	918,993	$9,190	$20,250,842	$(1,933)	$(23,312,085)	$(3,053,986)
Net loss	—	—	—	—	(19,094,872)	(19,094,872)
Issuance of common stock and warrants, net of offering costs	154,090	1,541	1,999,067	—	—	2,000,608
Warrants issued in connection with:
Short term financing	—	—	711,337	—	—	711,337
Convertible debt	—	—	58,253	—	—	58,253
Technology purchase	—	—	18,373	—	—	18,373
Beneficial conversion feature associated with convertible debt	—	—	68,000	—	—	68,000
Common stock issued for services	11,250	113	127,962	—	—	128,075
Stock compensation expense	—	—	247,796	—	—	247,796
Stock options exercised	625	6	2,494	—	—	2,500
Amortization of stock-based compensation	—	—	—	1,933	—	1,933
BALANCE AT APRIL 30, 2005	1,084,958	10,850	23,484,124	—	(42,406,957)	(18,911,983)
Net income	—	—	—	—	9,232,390	9,232,390
Warrants exercised, net of costs:
Putable warrants	2,503,791	25,038	17,477,736	—	—	17,502,774
Other—cashless	20,008	200	(200)	—	—	—
Acquisition of redeemable convertible preferred stock	5,447,814	54,478	13,525,501	—	—	13,579,979
Conversion of redeemable convertible preferred stock	66,000	660	(660)	—	—	—
Inducement to acquire redeemable convertible preferred stock	—	—	—	—	(13,579,979)	(13,579,979)
Preferred stock cash dividends	—	—	—	—	(588,542)	(588,542)
Warrant valuation after removal of put option	—	—	375,518	—	—	375,518
Stock options exercised	375	3	1,122	—	—	1,125
Stock options issued for technical advisory services	—	—	124,802	(124,802)	—	—
Modification of stock options in connection with severance	—	—	100,791	(100,791)	—	—
Amortization of stock-based compensation	—	—	—	127,081	—	127,081
BALANCE AT APRIL 30, 2006	9,122,946	$91,229	$55,088,734	$(98,512)	$(47,343,088)	$7,738,363

See notes to financial statements.

MEDICALCV, INC.
STATEMENTS OF CASH FLOWS

	Year Ended April 30,
	2005	2006
OPERATING ACTIVITIES
Net (loss) income	$(19,094,872)	$9,232,390
Adjustments to reconcile net (loss) income to net cash used by operating activities:
Increase (decrease) in fair value of putable warrants	9,987,609	(16,549,457)
Depreciation and amortization	315,225	286,919
Impairment of fixed assets	—	154,341
Provision for doubtful accounts	220,281	23,935
Gain from the sale of property, plant and equipment	—	(138,474)
Provision for inventory obsolescence	2,573,656	—
Common stock issued for services	128,075	—
Stock-based compensation expense	249,729	127,081
Interest and other expense related to issued warrants and amortization of loan origination costs	851,882	—
Warrant expense related to purchase of technology	18,373	—
Changes in operating assets and liabilities:
Accounts receivable	717,829	533,356
Inventories	(283,622)	228,665
Prepaid expenses and other assets	(271,928)	40,677
Accounts payable	(906,964)	13,430
Accrued expenses	(43,610)	188,112
Net cash used by operating activities	(5,538,337)	(5,859,025)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(218,666)	(350,418)
Proceeds from the sales of property, plant and equipment	23,123	346,807
Net cash used by investing activities	(195,543)	(3,611)
FINANCING ACTIVITIES
Borrowings on long-term debt	1,425,000	—
Principal payments of term debt	(1,000,000)	—
Principal payments under related party lease obligations	(319,288)	(271,313)
Proceeds from exercise of warrants, net of costs	—	6,435,140
Proceeds from issuance of redeemable convertible preferred stock and warrants	13,603,000	—
Proceeds from issuance of common stock and warrants, net of offering costs	2,000,608	—
Proceeds from exercise of stock options	2,500	1,125
Preferred stock cash dividends	—	(588,542)
Net cash provided by financing activities	15,711,820	5,576,410
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,977,940	(286,226)
CASH AND CASH EQUIVALENTS
Beginning of year	659,856	10,637,796
End of year	$10,637,796	$10,351,570
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$457,342	$177,401
Non-cash financing activities:
Inducement to acquire redeemable convertible preferred stock	—	13,579,979
Fair value of putable warrants at date of exercise and removal of put option	—	11,443,152
Stock options issued for technical advisory services	—	124,802
Modification of stock options in connection with severance	—	100,791
Cashless exercise of other warrants	—	200
Related party and other debt converted to redeemable convertible preferred stock	4,368,333	—
Accrued interest converted to redeemable convertible preferred stock	33,667	—

See notes to financial statements.

MedicalCV, Inc.
Notes to Financial Statements

1.   Basis of Presentation and Significant Accounting Policies

Nature of Business

The core technology of MedicalCV, Inc. (the “Company”) is the ATRILAZE system which utilizes laser energy in cardiac tissue ablation procedures. The Company acquired the initial technology in August 2003 and has developed several generations of products beyond the initial technology purchase. The Company received FDA 510(k) clearances for the first generation product in November 2004 and the second generation product in October 2005. In addition, the Company received a third FDA 510(k) clearance in April 2006 which covered an additional laser wavelength. The Company’s strategy is to leverage its laser technology to develop a stand-alone, minimally invasive treatment for atrial fibrillation.

Previously, the Company’s primary focus was on heart valve disease and the Company was engaged in the manufacture and marketing of cardiovascular surgery devices. In April 2005, the Company elected to discontinue the sale of mechanical heart valves which had been the Company’s primary product and its sole source of revenues (see Note 3).

Fiscal Year

References in this report to a particular fiscal year are to the year ended April 30 of that calendar year. The Company’s interim periods end on the last day of the month.

Revenue Recognition

The Company recognizes revenue using guidance from SEC Staff Accounting Bulletin (SAB) No. 104 “Revenue Recognition in Financial Statements.” Revenue from the sale of its products is recognized provided that the Company has received a written order, the price is fixed, title has transferred, collection of the resulting receivable is probable and there are no remaining obligations. The Company did not generate any revenues related to its ATRILAZE system during the fiscal year ended April 30, 2006. All revenues for fiscal years 2006 and prior were related to the heart valve business and are reported as part of discontinued operations.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that impact the reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates. Significant management estimates relate to the valuation allowance on deferred tax assets and the estimated fair value of the putable warrants.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments that are readily convertible into cash. The Company considers securities purchased with maturities of three months or less to be cash equivalents.

Fair Value of Financial Instruments

The carrying amounts of financial instruments consist primarily of cash and cash equivalents, trade accounts receivable, accounts payable, accrued expenses, putable warrants and related party lease obligations which approximate their fair values.

Inventories

At April 30, 2005, inventories were reported as current assets of discontinued operations and consisted of various mechanical heart valves that were stated at the lower of cost or market, with cost determined utilizing standard costs, which approximated the first-in, first-out method of inventory valuation.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the related assets. The building is depreciated over a 30-year life. Machinery and equipment, furniture and fixtures, and computers are depreciated and amortized over their two-year to five-year lives. At April 30, 2005, equipment held for sale was carried at the lower of its cost or estimated market value. The Company ceased depreciation of equipment held for sale upon determination that such equipment will no longer be used in operations. Maintenance and repairs are charged to current operations when incurred. The cost and related accumulated depreciation or amortization of assets disposed of are removed from the related accounts and any resulting gains or losses are included in the statement of operations.

Long-Lived Assets

All long-lived assets are reviewed when events or changes in circumstances indicate that the carrying amounts of such assets may not be recoverable. This evaluation is performed at least annually. An impairment loss is recognized when estimated undiscounted cash flows to be generated by those assets are less than the carrying value of the assets. When an impairment loss is recognized, the carrying amount is reduced to its estimated fair value, based on appraisals or other reasonable methods to estimate value.

Research and Development

Research and development costs are expensed as incurred.

Stock-Based Compensation

The Company accounts for stock-based employee compensation arrangements in accordance with the provisions of Accounting Principles Board Opinion (APB) No. 25, “Accounting for Stock Issued to Employees,” and its interpretations whereby the difference between the exercise price and the fair value on the date of grant is recognized as compensation expense. Under the intrinsic value method of accounting, no compensation expense is recognized in the Company’s statement of operations when the exercise price of the Company’s employee/director stock option grants equals or is greater than the market price of the underlying common stock at the date of grant, and the measurement date of the option grant is certain. The measurement date is certain when the date of grant is fixed and determinable. Compensation cost for employee stock options is measured as the excess, if any, of the quoted market price of the Company’s stock at the date of grant over the amount that the employee is required to pay for the stock. Compensation expense of $87,353 was recorded in fiscal year 2006 as the exercise date through which certain options granted in fiscal year 2005 was extended in fiscal year 2006 and the market price of the Company’s stock at that time exceeded the exercise price of the stock options. Options issued to non-employees/non-directors are accounted for as required by Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation.”

SFAS No. 123 established a fair value method of accounting for stock-based compensation plans. Companies that elected to account for stock-based compensation plans in accordance with APB No. 25 are required to disclose the pro forma net loss that would have resulted from the use of the fair value method as follows:

	Year Ended April 30,
	2005	2006
Net loss to common shareholders:
As reported	$(19,094,872)	$(4,936,131)
Pro forma stock-based employee compensation cost	(554,463)	(1,280,323)
Pro forma	$(19,649,335)	$(6,216,454)
Basic net loss per common share:
As reported	$(17.92)	$(1.30)
Pro forma	(18.44)	(1.63)
Diluted net loss per common share:
As reported	(17.92)	(3.76)
Pro forma	(18.44)	(3.99)

Income Taxes

Deferred income tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred income tax assets and liabilities are determined based on differences between the financial statement and tax bases of assets and liabilities using currently enacted tax rates in effect for the years in which the differences are expected to reverse. Deferred tax assets are evaluated and a valuation allowance is established if it is more likely than not that all or a portion of the tax asset will not be utilized.

Credit Risk

The Company maintains cash and cash equivalents in bank accounts which may exceed federally insured limits. The Company has not experienced any losses on such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Net Loss Per Common Share

Basic net loss per common share was computed by dividing the net loss to common shareholders by the weighted-average common shares outstanding during the year. Diluted net loss per common share reflects the potential dilution that could occur if holders of warrants and options that are not anti-dilutive convert their holdings into common stock. Diluted net loss per common share does not differ from the basic net loss per common share in the year ended April 30, 2005 since the potentially dilutive shares are anti-dilutive. Certain warrants outstanding during the year ended April 30, 2006 were potentially dilutive and considered to be common stock equivalents because they can be settled in common stock. The net loss to common shareholders for that year was increased by the decrease in fair value of putable warrants and the weighted average number of shares used for the basic net loss per share computation was increased by the shares issuable under the warrants as follows:

Net loss to common shareholders for basic net loss per common share	$(4,936,131)
Effect of dilutive securities—decrease in fair value of putable warrants	(16,549,457)
Net loss to common shareholders for diluted net loss per common share	$(21,485,588)
Weighted-average shares outstanding for basic net loss per common share	3,806,112
Effect of dilutive securities—shares issuable under warrant agreements	1,905,781
Weighted-average shares outstanding for diluted net loss per common share	5,711,893

Options and warrants to purchase 749,290 and 1,887,880 shares of common stock were excluded from the computation for the years ended April 30, 2005 and 2006, respectively, because they were anti-dilutive.

Recent Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123R, “Share-Based Payment—an amendment of SFAS No. 123,” which requires companies to recognize in the statement of operations the grant-date fair value of stock options and other equity-based compensation issued to employees. SFAS No. 123R is effective for companies filing under Securities and Exchange Commission (SEC) Regulation SB as of the beginning of the first interim or annual reporting period of the company’s first fiscal year that begins after December 15, 2005, which for the Company will be the first quarter of its year ending April 30, 2007. The Company will use the modified prospective application method. Under the modified prospective application method, awards that are granted, modified or settled after the date of adoption will be measured and accounted for in accordance with SFAS No. 123R. Compensation costs for awards granted prior to, but not vested, as of the date SFAS No. 123R is adopted will be based on grant date attributes similar to those originally used to value those awards for the pro forma purposes under SFAS No. 123. The Company is in the process of evaluating the impact of the adoption of SFAS No. 123R.

In March 2005, the SEC released SAB No. 107, “Share-Based Payments.” The interpretations in SAB No. 107 express views of the SEC staff regarding the interaction between SFAS No. 123R and certain SEC rules and regulations, and provide the staff’s views regarding the valuation of share-based payment arrangements for public companies. In particular, SAB No. 107 provides guidance related to share-based payment transactions with non-employees, valuation methods (included assumptions such as expected volatility and expected term), the classification of compensation expense, non-GAAP financial measures, first-time adoption of SFAS No. 123R in an interim period, capitalization of compensation costs related to share-based payment arrangements, accounting for income tax effects of share-based payment arrangements upon adoption of SFAS No. 123R, modification of employee share options prior to adoption of SFAS No. 123R and disclosures in Management’s Discussion and Analysis subsequent to the adoption of SFAS No. 123R. SAB No. 107 requires stock-based compensation to be classified in the same expense lines as cash compensation is reported for the same employees. The Company will apply the interpretations of SAB No. 107 in conjunction of its adoption of SFAS No. 123R.

2.   Going Concern

The Company’s financial statements for the years ended April 30, 2005 and 2006 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained operating losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At April 30, 2005 and 2006, the Company had an accumulated deficit of $42,406,957 and $47,343,088, respectively. The level of cash required for operations during fiscal year 2007 is difficult to predict, and management anticipates that development of its new products will require additional capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional debt or equity financing as it continues development of new products. However, the Company may not be able to obtain such financing on acceptable terms or at all. If the Company is unable to obtain such additional financing, it will be required to significantly revise its business plans and drastically reduce operating expenditures such that it may not be able to develop or enhance its products, gain market share in the United States of America or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.   Discontinued Operations

On November 17, 2004, the Company’s board of directors authorized management to cease production of heart valves but to continue marketing the valves while exploring the merits of possible strategic alternatives for the heart valve business, including, but not limited to, a joint venture with another party or the sale of the business. Following exploration of a number of alternatives, management concluded during April 2005 that an orderly winding up of the valve business was the Company’s best alternative. On April 6, 2005, the Company’s Board authorized management to discontinue sales of heart valves effective April 30, 2005, and to seek a buyer for the related production equipment.

As a result of the Company’s discontinuance of the heart valve business, the Company made a determination during the fourth quarter of fiscal year 2005 that the remaining assets of the heart valve operations should be considered “held for sale” pursuant to SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.” Pursuant to SFAS No. 144, the Company ceased depreciation of property and equipment held for sale and evaluated whether any of the long-lived assets of the discontinued heart valve business were impaired. Based upon the estimated selling prices of these assets, management concluded that the carrying value of these assets was not impaired. As of April 30, 2005, the carrying value of the remaining net assets of the heart valve business was reported as assets of discontinued operations on the Company’s balance sheet. In connection with this decision to discontinue the sale of heart valves, the Company reduced the carrying value of certain excess inventories, resulting in a provision recorded during the fourth quarter of fiscal year 2005 of $1,306,215. This provision was included in the fiscal year 2005 loss from discontinued operations.

Valve business revenue and loss before income taxes included in discontinued operations are as follows:

	Year Ended April 30,
	2005	2006
Revenues	$2,304,897	$338,333
Loss Before Income Taxes	$(1,873,381)	$(81,800)

The carrying amounts and major classes of the assets and liabilities, which are presented as assets and liabilities of discontinued operations on the accompanying balance sheet, are as follows:

	April 30,
	2005	2006
ASSETS
Accounts receivable, net of allowance of $196,521 and $0	$557,291	$—
Inventories	228,665	—
Prepaid expenses	89,692	89,782
Total current assets of discontinued operations	$875,648	$89,782
Property, plant and equipment, net	$188,145	$—
Other long-term assets	179,654	87,323
Total non-current assets of discontinued operations	$367,799	$87,323
LIABILITIES
Accounts payable	$192,295	$—
Accrued expenses	10,300	—
Total current liabilities of discontinued operations	$202,595	$—
Net assets of discontinued operations	$1,040,852	$177,105

4.   Property, Plant and Equipment

Property, plant and equipment, excluding property and equipment of discontinued operations, consisted of the following at April 30:

	2005	2006
Land	$182,000	$182,000
Building	1,251,601	1,251,601
Machinery and equipment	287,571	476,931
Furniture and fixtures	12,743	12,743
Computers and related	106,484	242,208
	1,840,399	2,165,483
Accumulated depreciation and amortization	(1,012,608)	(1,425,473)
	$827,791	$740,010

5.   Debt from Related Parties, Note Payable and Convertible Bridge Notes

Debt from Related Parties

In January 2003, the Company established a discretionary line of credit with PKM Properties, LLC (PKM), an entity controlled by Paul K. Miller. Mr. Miller is one of the Company’s directors and one of the largest beneficial owners of the Company’s securities. This line of credit was initially scheduled to mature on April 17, 2003. On April 15, 2003, the maturity date was extended to September 17, 2003. In October 2003, the Company further amended the line of credit to extend the maturity date to May 27, 2004, and to increase the interest rate to 10 percent per year. Additionally, on February 3, 2004, the maturity date of the line of credit was extended to June 30, 2005. The Company issued PKM a second mortgage on the Company’s real estate and a security interest in all remaining assets of the Company. In connection with the original line of credit, the Company issued a ten-year warrant to PKM to purchase 35,000 shares of the Company’s common stock at an exercise price of $5.96 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 59,600 shares at $3.50 per share. The debt of $943,333 borrowed under this line of credit was converted to redeemable convertible preferred stock on April 1, 2005 (see Note 9).

On July 8, 2003, the Company entered into a $1.0 million term debt agreement with PKM. Pursuant to the agreement, the Company borrowed $1.0 million during fiscal year 2004. The debt, which was collateralized by substantially all of the Company’s assets, bore interest at 10 percent per year, with an original maturity date of May 27, 2004. In connection with the borrowings during fiscal year 2004, the Company issued warrants to PKM with a ten-year term for the purchase of 38,034 shares of the Company’s common stock at an exercise price of $7.00 per share. As a result of anti-dilution adjustments through April 30, 2006, these warrants are exercisable for an aggregate of 73,957 shares at $3.60 per share. In connection with this financing, the Company agreed to extend the term of 70,000 previously issued warrants from five years to ten years. The Company incurred direct and incremental costs of $65,000 in completing the debt arrangement, which were included in deferred financing costs and were amortized as interest expense over the original eleven-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005. In connection with the extension, the Company issued a warrant to PKM with a ten-year term for the purchase of 33,093 shares of the Company’s common stock at an exercise price of $20.00 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 140,822 shares at $4.70 per share. The $1.0 million borrowed under this agreement was converted to redeemable convertible preferred stock on April 1, 2005 (see Note 9).

In November 2003, the Company amended the one-year $1.0 million term debt agreement with PKM, initiated on July 8, 2003, to provide for an additional $500,000 of borrowings with the same terms as the

July 8, 2003 financing and extended the term of the loan to June 30, 2005. The Company issued, as additional consideration, a warrant with a ten-year term for the purchase of 7,738 shares of Company’s common stock at an exercise price of $16.80 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 28,888 shares at $4.50 per share. The debt of $500,000 borrowed under this agreement was converted to redeemable convertible preferred stock on April 1, 2005 (see Note 9).

On July 8, 2003, the Company entered into a $1.0 million term debt agreement with Peter L. Hauser, a principal shareholder. The Company borrowed $1.0 million under this bridge financing during fiscal year 2004. The debt, which was collateralized by substantially all of the Company’s assets pursuant to an intercreditor agreement with PKM, bore interest at 10 percent per year and had a maturity date of June 30, 2004. In connection with the term debt, the Company also issued a warrant with a ten-year term to purchase 38,035 shares of the Company’s common stock at an exercise price of $7.00 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 73,958 shares at $3.60 per share. The Company incurred direct and incremental costs of $71,772 in completing the debt arrangement, which were included in deferred financing costs and were amortized as interest expense over the original twelve-month term of the debt. On February 3, 2004, the maturity date of the term debt was extended to June 30, 2005. In connection with the extension, the Company issued a warrant to Mr. Hauser with a ten-year term for the purchase of 13,600 shares of the Company’s common stock at an exercise price of $20.00 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 57,872 shares at $4.70 per share. This debt of $1.0 million was converted to redeemable convertible preferred stock on April 1, 2005 (see Note 9).

On November 17, 2004, the Company entered into a Discretionary Credit Agreement with PKM, covering advances by PKM of up to $500,000. The Discretionary Credit Agreement had a maturity date of February 28, 2005, that was subsequently extended to June 30, 2005. The credit agreement required the payment of interest at 10 percent per year, and it also contained various representations and loan covenants as are customary in banking and finance transactions. The Company issued a credit note to PKM to evidence such indebtedness. In connection with the Discretionary Credit Agreement, the Company entered into an intellectual property security agreement with PKM pursuant to which PKM was granted a security interest in all of the Company’s intellectual property. The Company and its creditors agreed to an amendment to the first amended and restated subordination and inter-creditor agreement by and between PKM and Mr. Hauser. Pursuant to this agreement, proceeds borrowed under the Discretionary Credit Agreement were deemed “senior debt.” Further, PKM, pursuant to a waiver agreement, waived past defaults under the January 2003 Discretionary Credit Agreement and the November 2003 Credit Agreement. These defaults involved the late payments of interest and failure to send periodic financial statements. As additional consideration for the Discretionary Credit Agreement, the Company issued to PKM a warrant with a ten-year term to purchase 3,401 shares of the Company’s common stock at an exercise price of $14.70 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 11,363 shares at $4.40 per share. The allocated fair value of the newly issued warrant was $42,986 and was accounted for as a discount on the borrowings. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet was amortized as interest expense over the original four-month term of the debt.

On March 3, 2005, the Company entered into a February 2005 Credit Agreement (the “Agreement”) with PKM. The Agreement provided for a $500,000 discretionary credit facility under which PKM made loans available to the Company up to $500,000 and bearing interest at 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts the Company had borrowed from PKM were collateralized by substantially all of the Company’s assets. A February 2005 Discretionary Credit Note reflected this indebtedness. In consideration of the foregoing financing, the Company issued to PKM a ten-year warrant for the purchase of 75,000 shares of the

Company’s common stock with an exercise price of $5.00 per share. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 110,291 shares at $3.40 per share. The allocated fair value of the warrant was $589,321 and was accounted for as a discount on the borrowings. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet, was fully amortized as interest expense during fiscal year 2005. The Company repaid this note in April 2005.

Note Payable

In November 2003, the Company entered into a loan agreement and borrowed $500,000 from Draft Co. (“Draft”), pursuant to a note that matured on June 30, 2004, which bore interest at an annual rate of 10 percent. Pursuant to an amended intercreditor agreement among PKM, Mr. Hauser, and Draft, the loan was collateralized by substantially all of the Company’s assets. The Company issued Draft warrants to purchase up to 9,090 shares of common stock at an exercise price of $14.30 per share with other terms comparable to the warrants issued to PKM as described above. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 30,230 shares at $4.30 per share. The allocated fair value of the warrants was $100,056 and was accounted for as a discount on the borrowings under the term debt. This discount, which was presented as a reduction of the carrying value of the debt on the balance sheet, was amortized as interest expense over the seven-month term of the debt. In addition, the Company incurred direct and incremental costs of $31,850 in completing the debt arrangement, which were included in deferred financing costs and were amortized as interest expenses over the term of the debt. The Company repaid this note in June 2004.

The Company determined the fair value of all warrants described above using the Black Scholes option pricing model. The model takes into consideration weighted average assumptions related to the following: risk-free interest rate; expected life years; expected volatility; and expected dividend rate.

Convertible Bridge Notes

In December 2004 and January 2005, the Company issued convertible bridge notes totaling $425,000. The notes, which were due on May 31, 2005, bore interest at 10 percent per year and were convertible into securities to be issued in the Company’s next equity financing, if any. Within 10 days of the consummation of the Company’s next equity financing each note holder was required to elect one of the following two alternatives: (1) convert the entire unpaid principal and all accrued but unpaid interest under the note into equity securities sold by the Company in its next equity financing (“Next Shares”) at a price per share equal to 80 percent of the issuance price of the Next Shares, and retain the warrants issued in connection with the convertible bridge notes, or (2) surrender the note and the warrants issued in connection with the bridge notes to the Company in exchange for the issuance of a number of Next Shares and any accompanying warrants issuable in connection with the Next Shares, equal to the amount of such securities that could be purchased using the entire unpaid principal and all accrued but unpaid interest under the note.

In April 2005, these notes were converted in connection with the redeemable convertible preferred stock financing at 100 percent of the issuance price of such securities (see Note 9). In consideration of converting at 100 percent rather than 80 percent of the issuance price of the redeemable convertible preferred stock, the note holders were permitted to retain the warrants issued to them in connection with the convertible bridge financing. Because the convertible bridge notes provided a contingent conversion option to the note holders which resulted in a beneficial conversion price when converted, the Company recorded an interest charge of $68,000 upon conversion of these notes in April 2005.

In connection with issuance of the convertible bridge notes, the Company issued to the note holders warrants to purchase up to an aggregate of 8,500 shares of common stock. The warrants, which have a five-year term, are exercisable at a price per share equal to the per share or per unit price of equity securities sold in the Company’s next offering. However, such exercise price could not exceed $14.90 per share. The warrants contain anti-dilution provisions, but there was no anti-dilution as of April 30, 2006. The allocated fair value of the newly issued warrants was $79,030 and was accounted for as a discount on the borrowings. This discount, which was initially presented as a reduction of the carrying value of the debt, was amortized as interest expense through the April 2005 conversion date of the notes.

6.                 Related Party Lease Obligation

On April 4, 2003, the Company sold its corporate headquarters and manufacturing facility and surrounding land in Inver Grove Heights, Minnesota, to PKM (see Note 5 regarding the Company’s relationship with PKM).

In connection with the transaction, the Company received total consideration of $3.84 million consisting of: (1) $1.0 million in cash, (2) PKM’s assumption of the Company’s $2.5 million outstanding indebtedness to Associated Bank, and (3) PKM’s assumption of the Company’s promissory note with Dakota Electric Association and land special assessments payable to Dakota County aggregating $336,105. Also in connection with the transaction, the Company issued to PKM a ten-year warrant for the purchase of 35,000 shares of the Company’s common stock at an exercise price of $6.25 per share. The warrant had an allocated fair value of $89,602 as determined by the Black Scholes option pricing model. As a result of anti-dilution adjustments through April 30, 2006, this warrant is exercisable for 60,763 shares at $3.60 per share.

Simultaneous with the sale of the facility, the Company entered into a lease with PKM to lease back the facility and a portion of the land. The lease has a ten-year initial term with options for the Company to extend the lease up to ten additional years. Under certain conditions, the Company also has an option to purchase the building at the end of the initial ten-year term at the fair value at that time.

Due to the Company’s continued involvement with the property including the ability to buy back the property at a future date, the transaction is accounted for as a financing of the property sold and leased back. Accordingly, the land and building continue to be presented as part of the Company’s property, plant and equipment balance and had a net book value of $572,551 (gross value of $1,433,601 net of accumulated depreciation of $861,050) at April 30, 2006 (see Note 4). The related party lease obligation of $2,864,819 represents the remaining minimum amounts due to PKM for the initial ten year term discounted at 4 percent and additional payments to be paid to PKM for the Dakota Electric Association and Dakota County obligations assumed by PKM.

Scheduled maturities of the related party lease obligation are as follows:

Year Ending April 30,	Amount
2007	$322,586
2008	334,633
2009	366,042
2010	352,991
2011	355,251
Thereafter	1,133,316
$2,864,819

7.                 Commitments

Operating Lease

The Company has an operating lease for a certain piece of office equipment, which expires in fiscal year 2011. At the end of the initial lease term, the Company has the option to purchase the equipment at the fair market value, renew the lease, or return the equipment.

Rental expense, excluding executory costs and insurance, under the operating lease was $5,069 in fiscal year 2006. The future minimum lease payments are $5,530 in fiscal years 2007-2010, and $460 in fiscal year 2011.

Employment Agreements

During fiscal year 2006, the Company entered into employment agreements with seven executive officers. The agreements give the officers and the Company the right to terminate the contract with or without cause with sixty (60) days’ written notice. The agreements also contain a provision for lump sum payments of up to twelve months severance if the employment of the officer is terminated without cause by the Company or for good reason by the officer as defined in the agreements. The agreements also contain various other provisions.

On April 6, 2006, the Company entered into an amendment to the executive employment agreement (the “Amendment”) with John H. Jungbauer to reflect the mutual decision reached concerning his departure from the Company. Pursuant to the Amendment, Mr. Jungbauer’s employment will terminate on the date the Company advises him that it has engaged a new chief financial officer and/or principal accounting officer. The actual termination date will be no earlier than July 31, 2006. The Company also has the right, at its option, to extend Mr. Jungbauer’s employment (as a non-officer) for a transition period. Such transition period will not, without Mr. Jungbauer’s consent, continue beyond December 31, 2006. Mr. Jungbauer’s compensation and benefits will continue to be paid under the employment agreement at their current rates through the termination date and any transition period. Under terms of the employment agreement, Mr. Jungbauer has the right to terminate his employment upon 60 days’ prior notice and is entitled to a severance payment equal to six months of base compensation. Under the employment agreement, Mr. Jungbauer will receive a severance payment of $100,000 on his termination date. To facilitate a smooth transition, the Company has also agreed to make an additional severance payment to Mr. Jungbauer. Under the Amendment, Mr. Jungbauer will receive an additional severance payment of $100,000 on January 2, 2007. In addition to these severance payments, the Company has agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits for the periods covered by the severance payments. A liability of $131,793 for the severance payments, related payroll taxes, and medical benefits is included in accrued expenses on the balance sheet at April 30, 2006 and the expense is included in general and administrative expenses in the statement of operations for the fiscal year then ended. Mr. Jungbauer holds stock options for the purchase of 144,012 shares of the Company’s common stock. Mr. Jungbauer’s stock option agreements provide that he has three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,065 shares of the Company’s common stock will be vested on July 1, 2006. Pursuant to the Amendment, the Company agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, will be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment.

Severance charges	$131,793
Balance as of April 30, 2006	$131,793

Atrial Fibrillation Technology Purchase Agreement

In August 2003, the Company entered into a technology purchase agreement with LightWave Ablation Systems, Inc. (“LightWave”) and its principals, one of whom became an employee of the Company, relating to the acquisition of LightWave’s interests in technology consisting of a catheter/probe containing elements of optical fiber, coolant passages and other features for the purpose of delivering laser energy to the epicardial surface of the heart for treatment of atrial fibrillation. The Company paid LightWave an initial standstill payment consisting of 1,500 shares of the Company’s common stock, $10,000 upon closing and an additional $30,000 to LightWave in installments in 2004 and 2005. An additional $125,000 was paid to LightWave in January 2006. The Company will be obligated to pay an additional $385,000 within 45 days following the Company’s achievement of $1,500,000 of cumulative gross sales of disposable products. In addition, at closing, during fiscal year 2004, the Company issued LightWave a warrant for the purchase of 2,500 shares of common stock at $14.60 per share and, during fiscal year 2005, a warrant for the purchase of 2,500 shares of common stock at $14.60 per share upon receiving FDA 510(k) clearance. In addition, the Company is obligated to issue a warrant for the purchase of 2,500 shares of common stock upon a receipt of a U.S. utility patent covering the product and a warrant for the purchase of 2,500 shares of common stock upon the first commercial sale of the product.

Following the first commercial sale, the Company has agreed to make payments to LightWave for ten years equal to 6 percent of net sales of the LightWave product in countries in which the Company obtains patent protection and 4 percent of net sales of the LightWave product in territories in which there is no patent protection. Commencing with the second year following the Company’s first commercial sale, the Company agreed to make minimum annual payments as follows:

Year Following Commercialization	Minimum Annual Payments
2	$50,000
3	75,000
4	100,000
5	200,000
6	300,000
7	350,000
8	350,000
9	400,000
10	500,000

LightWave and two of its principals agreed to certain noncompetition obligations, nondisclosure obligations, and certain obligations to assign new developments or inventions relating to the acquired technology to the Company. The Company agreed to use its reasonable commercial efforts to commercialize the technology within three years following the acquisition of the technology from LightWave.

If the Company fails in any year to make the minimum annual payments, the Company may be obligated to grant LightWave a nonexclusive right to use the technology acquired from LightWave, or pay LightWave the difference between payments actually made and minimum payments due for a given year.

8.                 Income Taxes

The Company provided no income tax expense for the year ended April 30, 2006, because the taxes provided on the income before income taxes was more than offset by permanent tax differences, primarily relating to the decrease in fair value of putable warrants.

Income tax computed at the U.S. federal statutory rate reconciled to the effective tax rate is as follows:

	Year Ended	Year Ended
	April 30, 2005	April 30, 2006
Taxes at statutory tax rate	(36)%	36%
(Decrease) increase in fair value of putable warrants	22%	(65)%
Other	0%	1%
Effect of net operating loss carryforwards	14%	28%
	0%	0%

The components of deferred income taxes at April 30, 2005 and 2006 are as follows:

	2005	2006
Federal net operating loss carryforwards	$9,955,309	$12,565,737
Research and experimentation credit carryforwards	466,533	466,533
State net operating loss carryforwards	498,170	612,807
Other carryforwards	11,937	11,767
Property, plant and equipment	(263,771)	(142,457)
Accrued expenses and other	(7,409)	51,244
Inventories	47,418	—
Allowance for uncollectible accounts	70,748	—
Net deferred tax assets	10,778,935	13,565,631
Valuation allowance	(10,778,935)	(13,565,631)
Net deferred tax asset	$—	$—

The Company established valuation allowances to fully offset tax assets due to uncertainty about the Company’s ability to generate the future taxable income necessary to realize these deferred tax assets, particularly in light of the Company’s history of significant operating losses. In addition, future utilization of available net operating loss carryforwards may be limited under Internal Revenue Code Section 382 as a result of changes in ownership that have or may result from the issuance of common stock, convertible preferred stock or common stock options and warrants.

The Company’s federal net operating loss carryforwards of approximately $35,000,000 and state net operating loss carryforwards of approximately $9,500,000 expire in various fiscal years from 2012 through 2026. Available research and experimentation credit carryforwards at April 30, 2006, represent federal and state amounts with expiration dates in fiscal years 2011 through 2021.

9.                 Shareholders’ Equity (Deficit)

Common Stock

The holder of each Class A Warrant issued in November 2001 as part of the Company’s initial public offering was entitled to purchase, at any time until November 20, 2004, one share of common stock at an exercise price of $65.00 per share, subject to anti-dilution adjustments. The Company could redeem the Class A Warrants for $0.10 per warrant at any time, upon ten business days’ written notice, if the closing price of the Company’s common stock or units exceeded $85.00, subject to customary anti-dilution adjustments, for any ten consecutive trading days before such notice. The Company did not redeem any of these warrants prior to their expiration in November 2004.

During the fourth quarter of fiscal year 2004 and the first quarter of fiscal year 2005, the Company closed on the private sale of 273,076 units for $14.70 per unit. Each unit consisted of one share of common stock and one five-year warrant to purchase a common share for $16.00 per share. Proceeds from the offering, net of offering costs of $455,190, were $3,559,032 (proceeds were $2,000,608 in fiscal year 2005). In addition to cash commissions included in the offering costs, the Company issued to the private placement agent and finder five-year warrants to purchase an aggregate of 21,845 units at $18.375 per unit. As a result of anti-dilution adjustments these warrants became exercisable for 85,401 units at $4.70 per unit. In March and April 2006, warrants to purchase 37,214 units were exercised on a net exercise basis, resulting in the issuance of (1) 20,008 shares of the Company’s common stock and (2) warrants to purchase 20,008 shares of the Company’s common stock, at an exercise price of $18.375 per share, which expire on April 30, 2009. At April 30, 2006, warrants to purchase 48,187 units at $4.70 per unit remained exercisable.

During the fiscal year ended April 30, 2005, the Company issued 11,250 shares of common stock to consultants for services. The fair value of these shares was expensed and is included in operating expenses for the fiscal year ended April 30, 2005.

Redeemable Convertible Preferred Stock and Warrants

On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, the Company issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“preferred stock”) to such investors, five-year warrants for the purchase of 2,705,250 shares of common stock to such investors exercisable at $5.00 per share, and five-year warrants for the purchase in the aggregate of 163,596 shares of common stock to the placement agent and finder exercisable at $5.00 per share. Each share of preferred stock, which was non-voting, had a stated value of $10,000 per share and accrued cumulative dividends at a rate of 5% of the stated value annually, was convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. As a result, at April 30, 2005, the 1,803 preferred shares could be converted into 3,607,000 shares of common stock, subject to anti-dilution adjustments. The Company obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were withheld by the lead investor). The Company also converted $4,402,000 of indebtedness into the above referenced securities. The Company incurred cash offering costs of $817,980, including agent commissions, a finder’s fee and out-of-pocket expense reimbursements. The Company also paid legal and administrative expenses of $18,086 incurred by PKM in this transaction.

In certain circumstances, the Company had the option to require the holders of preferred stock to convert their shares into common stock. In the event of a fundamental transaction, as defined, the preferred shareholders had the right to require the Company to redeem the preferred shares at their stated value, including any accrued but unpaid dividends. In the event of certain defaults, the preferred shareholders had the right to require the Company to redeem the preferred shares at 110% of their stated value, including any accrued but unpaid dividends. As a result of these redemption provisions, the carrying value of these preferred shares was considered to be redeemable and was reported as a “mezzanine” instrument on the Company’s balance sheet. However, the carrying value of this preferred stock at April 30, 2005 was zero, net of a discount associated with the warrants issued to the shareholders, the placement agent and the finder, as described below.

The Company was required to register the common shares underlying the preferred stock and the common shares underlying the warrants. If the Company did not meet certain registration deadlines, the holders of preferred stock were entitled to liquidated damages, as defined. In the event of a fundamental transaction, as defined, the warrants issued to the preferred shareholders, the placement agent and the finder, all provided the warrant holders with the right to put the warrants to the Company for cash in an amount equal to the fair value of the warrants, as determined using the Black Scholes option pricing model. As a result of this put right, the warrants were reported at their fair value as a liability on the Company’s balance sheet and changes in the fair value of the warrant resulted in charges or benefits to the Company’s results of operations. The fair value of these warrants upon closing the preferred stock sale was $22,271,047. Because the fair value of these warrants at April 1, 2005 exceeded the proceeds received in the preferred stock and warrant issuances, the excess of the fair value of the warrants over the proceeds received (including the converted debt) was recognized as other expense of $4,266,047 upon closing. During the period between closing and April 30, 2005, the fair value of these warrants increased to $27,992,609. The Company reported the $5,721,562 increase in fair value of putable warrants in other expense in the statement of operations for the fiscal year ended April 30, 2005. The fair value of the warrants, after the changes in terms noted below, was $11,443,152 at the date the warrants were exercised or the put option removed. The Company reported the $16,549,457 decrease in fair value of putable warrants in other income in the statement of operations for the fiscal year ended April 30, 2006.

The Company measured the fair value of the putable warrants using the Black Scholes option pricing model. The Company believed this was the appropriate valuation model because the redemption terms of the warrants provided for the holders to put them to the Company at their fair value as measured using the Black Scholes model. The assumptions used to value the warrants when they were issued on April 1, 2005 and when they were valued at the end of the Company’s 2005 fiscal year (April 30, 2005) and at date of exercise were as follows:

	April 1, 2005 and April 30, 2005	Date of Exercise
Expected life	5 years	0 years
Volatility	116%	132%
Risk free interest rate	4.24%	4.38%
Dividend yield rate	0%	0%

Holders of a majority of the outstanding shares of the preferred stock authorized the Company to proceed with a preferred stock acquisition plan. Pursuant to such plan, on December 21, 2005, the Company entered into preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock. Under the agreements, the Company acquired the preferred stock of each such holder in consideration of the issuance 3,077 shares of common stock for each share of preferred stock being acquired. On January 6, 2006, under the same form of preferred stock acquisition agreements, the Company acquired an additional 271 shares of preferred stock, representing all of the remaining then-outstanding shares of the Company’s preferred stock, for the same per share consideration. In the aggregate, the Company issued 5,447,814 shares of common stock in consideration of the acquisition of 1,770 shares of preferred stock. The Company originally sold 1,803 shares of preferred stock. The 33 shares of preferred stock not purchased in December 2005 or January 2006 were converted between June 2005 and October 2005 into shares of common stock at a conversion ratio of 2,000 shares of common stock for each share of preferred stock.

Also on December 21, 2005, the Company and holders of a majority of the outstanding shares of preferred stock and related common stock purchase warrants entered into an amendment to the securities purchase agreement as of April 1, 2005, to revise certain definitions. Following such amendment, on December 21, 2005, the Company and each of the holders who originally agreed to sell preferred stock to the Company entered into amendments to such holders’ warrants issued under the securities purchase agreement. Pursuant to these amendments, the Company (1) reduced the exercise price on outstanding warrants for the purchase of an aggregate of 2,296,950 shares of common stock held by such persons from $5.00 per share to $3.25 per share, and (2) accelerated the expiration date of such warrants from April 1, 2010, to January 6, 2006. Concurrent with such warrant amendments, investors delivered warrant exercise notices to the Company. The Company authorized one of such warrants, namely the warrant for the purchase of 445,200 shares held by PKM to be exercised on a net exercise basis (using a market price of $6.60 per share).

On January 6, 2006, under the same form of amended warrant agreements, investors exercised warrants for the purchase of 423,050 shares of common stock. The Company authorized one of such warrants, namely the warrant for the purchase of 151,200 shares held by Mr. Hauser, to be exercised on a net exercise basis (using a market price of $6.60 per share).

In the aggregate, the Company issued 2,411,567 shares of common stock in connection with the exercises by investors of investor warrants issued in the Company’s April 2005 private placement. The Company also issued an additional 14,750 shares of common stock in connection with exercises of warrants originally issued to its agent and finder in its April 2005 private placement.

Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, the Company issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to the Company’s placement agent in its April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. Also effective January 6, 2006, the Company amended the outstanding finder warrant for the purchase of 40,996 shares of common stock to adjust the exercise price to $3.25 per share and eliminate the right to put the warrant to the Company for cash in an amount equal to the fair value of the warrants in the event of a fundamental transaction.

The net effect of the December 2005 and January 2006 transactions, including the changes in the terms of the preferred stock and warrants referred to above, was to increase cash by $6,435,140 (net of expenses of $471,435), decrease the warrant liability associated with the warrants containing a put feature by $18,188,082, increase common stock and additional paid-in capital by $31,458,271, increase non-cash dividends on preferred stock, because of the change in the number of common shares issued upon acquisition of the preferred stock, by $13,579,979 and increase other income by $6,744,930. The outstanding shares of common stock were increased by 7,951,605 shares.

Stock Options

In September 2005, the shareholders adopted the Amended and Restated 2001 Equity Incentive Plan which, among other provisions, increased the number of shares available for grant of awards under the plan to 600,000 shares and the 2005 Director Stock Option Plan under which a total of 100,000 shares of common stock have been reserved for issuance. The Company’s shareholders have authorized the issuance of stock options, including the above options, for the aggregate purchase of 756,075 shares of common stock under various other plans covering certain employees, members of the board of directors and certain independent contractors approved by the board of directors. Options are typically granted at prices not less than fair market value at the date of grant. Options generally become exercisable between immediately to four years after grant date and have a maximum term of ten years. At April 30, 2006, 497,883 shares were available for grant under the Company’s stock option plans.

The following is a summary of stock option activity with respect to the Company’s various plans as well as option grants made outside the Company’s plans (described below), and includes option activity for employees, directors and non-employees:

	Options	Weighted Average Exercise Price Per Share
Outstanding, April 30, 2004	125,172	$26.44
Granted	768,804	9.60
Exercised	(625)	4.00
Cancelled/Expired	(68,885)	36.15
Outstanding, April 30, 2005	824,466	10.10
Granted	162,216	8.97
Exercised	(375)	3.00
Cancelled/Expired	(83,054)	12.28
Outstanding, April 30, 2006	903,253	9.70

On April 1, 2005, the Company awarded (1) a non-qualified stock option for the purchase of 344,034 shares of common stock to the Company’s President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to the Company’s Vice President, Finance and Chief Financial Officer, (3) a non-qualified stock option for the purchase of 64,506 shares of common stock to the Company’s Vice President, Research and Development, (4) a non-qualified stock option for the purchase of 64,506 shares of common stock to the Company’s Vice President, Operations, (5) a non-qualified stock option for the purchase of 21,502 shares of common stock to the Company’s Vice President, Regulatory Affairs and Quality Assurance, and (6) a non-qualified stock option for the purchase of 43,004 shares of common stock to a former employee (which options expired in June 2005). The foregoing options were issued outside the Company’s stock option plans.

In December 2005, the Company amended the vesting provisions of such options as follows: (1) 25% on the first anniversary of the date of grant and (2) 6.25% on each subsequent quarterly anniversary. As a result of the amendments, such options will still vest in full on the fourth anniversary of the date of grant, but incremental vesting after the first anniversary of the date of grant will be on a quarterly, rather than annual basis. The options are exercisable at $8.90 per share, which was the closing price of the Company’s common stock on the OTC Bulletin Board on April 1, 2005. These options expire on April 1, 2012.

On March 21, 2005, the Company granted stock options for the aggregate purchase of 10,000 shares of common stock to two of the Company’s directors for their services as directors. The foregoing options were issued outside the Company’s stock option plans. The options were fully vested at the date of the grant, and are exercisable at $10.00 per share, which was the closing price of the Company’s common stock on the OTC Bulletin Board on March 21, 2005. These options expire on March 21, 2015.

During the year ended April 30, 2006, the Company issued four and ten-year options to purchase an aggregate of 20,000 shares of the Company’s common stock at exercise prices ranging from $7.10 to $8.70 per share to certain non-employees who are providing technical advisory services to the Company. The options vest over two years. The aggregate fair value of the options was $124,802 using the Black-Sholes valuation model. The amount expensed in fiscal year 2006 related to these options was $39,728. During the year ended April 30, 2005, the Company issued ten-year options to purchase an aggregate of 21,190 shares of the Company’s common stock at exercise prices ranging from $16.70 to $20.00 per share to a non-employee who provided technical advisory services to the Company. The options vested immediately. The aggregate fair value of the options using the Black-Scholes valuation model was $247,796 and was expensed in fiscal year 2005.

The following table summarizes information about stock options outstanding and exercisable at April 30, 2006:

			Options Outstanding			Options Exercisable
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$5.10	-	$9.50	756,857	6.44	$8.70	174,579	$8.74
10.00	-	16.80	115,269	7.54	12.70	44,025	13.83
20.00	-	45.00	31,127	7.81	22.81	19,079	23.79
			903,253			237,683

The following assumptions were used to value the options for the years ended April 30, 2005 and 2006:

	2005	2006
Dividend yield rate	0%	0%
Risk free interest rate	3.32 - 4.27%	4.22%
Expected life	4 to 10 years	4 to 10 years
Volatility	125 percent	136 percent

Stock Warrants

At April 30, 2005 and 2006, the Company had outstanding and exercisable warrants to purchase 3,828,207 and 1,168,498 shares, respectively, of the Company’s common stock at prices ranging from $3.25 to $67.50 per share. The warrants expire at various dates through March 2015. At April 30, 2005 and 2006, the weighted average remaining contractual life of the warrants was 9.02 and 5.47 years and the weighted average exercise price of the warrants was $7.10 and $11.24, respectively.

As discussed above under “Common Stock” during the fourth quarter of fiscal year 2006, warrants to purchase 37,214 units were exercised on a net exercise basis. The net result of the exercises was a reduction of 54,420 warrants to purchase shares of the Company’s common stock.

As discussed above under “Redeemable Convertible Preferred Stock and Warrants,” during the fourth quarter of fiscal year 2005, the Company issued warrants to purchase 2,705,250 shares of common stock to investors and issued warrants to purchase 163,596 shares to an agent and finder involved in the Company’s private placement. Also, as noted above, 2,827,850 of these warrants were exercised in fiscal year 2006.

As discussed in Note 5, the Company issued to certain lenders, warrants to purchase 86,901 common shares during the year ended April 30, 2005. In addition, warrants to purchase 31,454 common shares were issued to agents or finders in fiscal year 2005.

As discussed in Note 5, several warrants issued contain anti-dilution features. Due to these features, holders of the outstanding warrants became eligible to purchase an additional 235,299 and 251,561 common shares during fiscal year 2005 and 2006, respectively.

As discussed in Note 7, the Company issued a seven-year warrant to purchase 2,500 shares of common stock for the achievement of a milestone in connection with a technology purchase agreement during the year ended April 30, 2005.

During the year ended April 30, 2006, warrants to purchase 29,000 shares of common stock expired.

A summary of warrant activity during the years ended April 30, 2005 and 2006 is as follows:

Warrants
Outstanding, April 30, 2004	624,112
Issued	3,143,796
Impact of anti-dilution features	235,299
Expired	(175,000)
Outstanding, April 30, 2005	3,828,207
Impact of anti-dilution features	251,561
Exercised	(2,882,270)
Expired	(29,000)
Outstanding, April 30, 2006	1,168,498

10.          Research and Development Costs

Research and development services include expenses the Company previously referred to as research and development expenses and engineering and regulatory expenses. Research and development costs included as part of research and development services in the statement of operations, totaled $1,278,709 and $3,471,241 for the fiscal years ended April 30, 2005 and 2006, respectively. Research and development costs relate primarily to product and process development initiatives.

11.          Savings and Retirement Plan

The Company sponsors a 401(k) savings and retirement plan (the “Plan”) for all eligible employees. Under the Plan, the Company may make a discretionary contribution to the Plan upon approval by the Company’s board of directors. Employees are fully vested in their own contributions and related earnings and become fully vested in the Company’s contributions and related earnings. The Company made contributions to the Plan of $18,943 and $31,996 in fiscal years 2005 and 2006, respectively.

12.          Restructuring Charge

In the quarter ended July 31, 2004, the Company restructured its executive management team, resulting in the termination of two employees, which resulted in a charge of $182,315 to general and administrative expenses. This charge represented the amount of future severance payments due to these former employees. During the quarter ended October 31, 2004, the Company terminated an additional five employees in an effort to reduce operating costs. This restructuring resulted in additional severance costs of $45,987, of which $19,999 is included in general and administrative expenses and $25,988 is included in discontinued operations. During the quarter ended January 31, 2005, the Company terminated an additional eleven employees resulting in $48,835 of severance costs, of which $17,206 included in general and administrative expenses and $31,629 is included in discontinued operations. During the quarter ended April 30, 2005, the Company terminated two additional employees resulting in $28,709 of severance costs charged to general and administrative expenses. At April 30, 2005, $24,834 of severance costs was accrued but not paid. During the quarter ended July 31, 2005, the Company entered into a separation agreement with an employee, resulting in a charge to general and administrative expense for severance pay of $40,382. The Company paid all amounts due to these former employees by September 30, 2005.

13.          Contingencies and Uncertainty

In March 2005, the Company became aware that a patient who was utilizing the Company’s heart valve had died. The Company has not received any claims related to this matter but believes that any such claim would be covered by its existing liability insurance. Based upon the expectation that insurance would cover the cost of any claims after the Company’s payment of the deductible, the Company does not expect the ultimate resolution of this matter to have a material effect on the Company’s business, financial condition, operating results or cash flows.

On March 10, 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against the Company in U.S. District Court, District of Connecticut. JGSG claims that it is entitled to damages due to an alleged breach of the engagement agreement, as amended, between the Company and JGSG. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and the Company’s purchase of outstanding shares of preferred stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,769. In particular, JGSG seeks (1) $279,191 in cash commissions, (2) warrants for the purchase of 85,905 shares at $3.25 per share, (3) lost profits of $751,669 on the argument that JGSG would have exercised the foregoing warrant and sold 85,905 shares on December 30, 2005, at a price of $12.00 per share, and (4) the $400,909 in cash commissions the Company paid C.E. Unterberg, Towbin, LLC. JGSG also seeks reimbursement for reasonable expenses, interest, costs and attorneys’ fees. In addition, JGSG notified us by letter dated May 26, 2006 that, pursuant to the agreement, it may claim compensation arising out of alleged rights to serve as a co-managing underwriter or member of the underwriting group of a proposed public offering set forth in the registration statement on Form SB-2 we filed with the Securities and Exchange Commission on May 19, 2006. The Company believes that this lawsuit is without merit and intends to vigorously defend itself.

14.          Geographic Information

The following table summarizes net sales, all of which are reported as part of the loss from discontinued operations, by geographic area:

	Year Ended April 30,
	2005	2006
Europe	$1,190,967	$279,435
United States	391,042	58,898
South Asia	51,800	—
Middle East	379,280	—
Far East	70,511	—
Other	221,297	—
Total	$2,304,897	$338,333

At April 30, 2005 and 2006, substantially all of the Company’s operations and assets were based in the United States.

15.          Subsequent event

Reverse Stock Split

The Company’s board of directors approved a one-for-ten reverse stock split of its common stock and preferred stock, effective May 31, 2006. The accompanying financial statements and related notes give retroactive effect to this reverse stock split.

MEDICALCV, INC.
CONDENSED BALANCE SHEETS

	April 30,	July 31,
	2006	2006
		(unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$10,351,570	$7,147,911
Prepaid expenses and other assets	242,975	320,868
Current assets of discontinued operations	89,782	89,782
TOTAL CURRENT ASSETS	10,684,327	7,558,561
PROPERTY, PLANT AND EQUIPMENT, net	740,010	703,753
DEFERRED FINANCING COSTS, net	50,942	49,121
OTHER LONG-TERM ASSETS	23,400	23,400
NON-CURRENT ASSETS OF DISCONTINUED OPERATIONS	87,323	64,877
TOTAL ASSETS	$11,586,002	$8,399,712
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$605,313	$885,622
Current portion of related party lease obligation	322,586	325,553
Accrued expenses	377,507	415,002
TOTAL CURRENT LIABILITIES	1,305,406	1,626,177
RELATED PARTY LEASE OBLIGATION, less current portion	2,542,233	2,459,723
TOTAL LIABILITIES	3,847,639	4,085,900
COMMITMENTS AND CONTINGENCIES
5% SERIES A REDEEMABLE CONVERTIBLE PREFERRED STOCK; $.01 par value; stated value $10,000 per share; 1,900 shares authorized; no shares issued and outstanding	—	—
SHAREHOLDERS’ EQUITY
Preferred stock; $.01 par value; 998,100 shares authorized; no shares issued and outstanding	—	—
Common stock; $.01 par value; 24,000,000 shares authorized; 9,122,946 and 9,122,938 shares issued and outstanding	91,229	91,229
Additional paid-in capital	55,088,734	55,663,233
Deferred stock-based compensation	(98,512)	—
Accumulated deficit	(47,343,088)	(51,440,650)
TOTAL SHAREHOLDERS’ EQUITY	7,738,363	4,313,812
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND SHAREHOLDERS’ EQUITY	$11,586,002	$8,399,712

See notes to condensed financial statements.

MEDICALCV, INC.
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three months ended July 31,
	2005	2006
OPERATING EXPENSES, CONTINUING OPERATIONS
Sales and marketing	$105,217	$390,682
General and administrative	763,329	2,217,613
Research and development	403,225	1,588,362
TOTAL OPERATING EXPENSES	1,271,771	4,196,657
LOSS FROM OPERATIONS	(1,271,771)	(4,196,657)
OTHER INCOME (EXPENSE)
Interest income	68,962	108,349
Interest expense	(79,036)	(37,235)
Other income	1,060	18,927
Decrease in fair value of putable warrants	6,453,938	—
TOTAL OTHER INCOME (EXPENSE)	6,444,924	90,041
INCOME (LOSS) FROM CONTINUING OPERATIONS	5,173,153	(4,106,616)
(LOSS) INCOME FROM DISCONTINUED OPERATIONS	(102,969)	9,054
NET INCOME (LOSS)	$5,070,184	$(4,097,562)
BASIC AND DILUTED NET INCOME (LOSS) TO COMMON SHAREHOLDERS
Net income (loss)	$5,070,184	$(4,097,562)
Redeemable convertible preferred stock cash dividends	(218,633)	—
NET INCOME (LOSS) TO COMMON SHAREHOLDERS	$4,851,551	$(4,097,562)
NET EARNINGS (LOSS) PER COMMON SHARE—CONTINUING OPERATIONS, AFTER PREFERRED DIVIDENDS
Basic	$4.49	$(0.45)
Diluted	(0.70)	(0.45)
NET (LOSS) EARNINGS PER COMMON SHARE—DISCONTINUED OPERATIONS
Basic	$(0.09)	$0.00
Diluted	(0.05)	0.00
NET EARNINGS (LOSS) PER COMMON SHARE
Basic	$4.40	$(0.45)
Diluted	(0.75)	(0.45)
WEIGHTED-AVERAGE COMMON SHARES OUTSTANDING
Basic	1,102,442	9,122,941
Diluted	2,139,374	9,122,941

See notes to condensed financial statements.

MEDICALCV, INC.
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three months ended July 31,
	2005	2006
OPERATING ACTIVITIES
Net income (loss)	$5,070,184	$(4,097,562)
Adjustments to reconcile net income (loss) to net cash used by operating activities:
Decrease in fair value of putable warrants	(6,453,938)	—
Depreciation and amortization	56,248	32,821
Impairment of fixed assets	—	20,753
Gain from the sales of property, plant and equipment	—	(49,649)
Stock-based compensation	—	673,240
Changes in operating assets and liabilities:
Prepaid expenses and other assets	453,788	(55,447)
Accounts payable	(291,039)	280,309
Accrued expenses	(97,482)	37,495
NET CASH USED BY OPERATING ACTIVITIES	(1,262,239)	(3,158,040)
INVESTING ACTIVITIES
Purchases of property, plant and equipment	(238,682)	(16,515)
Proceeds from the sales of property, plant and equipment	—	50,668
NET CASH (USED) PROVIDED BY INVESTING ACTIVITIES	(238,682)	34,153
FINANCING ACTIVITIES
Principal payments under related party lease obligation	(35,563)	(79,543)
Payments of fractional share interests	—	(229)
Proceeds from exercise of stock options	1,125	—
Preferred stock cash dividends	(218,633)	—
NET CASH USED BY FINANCING ACTIVITIES	(253,071)	(79,772)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,753,992)	(3,203,659)
CASH AND CASH EQUIVALENTS
Beginning of year	10,637,796	10,351,570
End of period	$8,883,804	$7,147,911
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest	$79,036	$37,235

See notes to condensed financial statements.

MEDICALCV, INC.
Notes to Condensed Financial Statements

1.                 Basis of Financial Statement Presentation

The accompanying unaudited condensed financial statements included herein have been prepared by MedicalCV, Inc. (the “Company”) in accordance with accounting principles generally accepted in the United States of America for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America have been condensed or omitted pursuant to such rules and regulations. These interim financial statements should be read in conjunction with the financial statements and the notes thereto included in the Company’s Annual Report on Form 10-KSB for the fiscal year ended April 30, 2006.

The balance sheet as of July 31, 2006, the statements of operations for the three months ended July 31, 2005 and 2006, and the statements of cash flows for the three months ended July 31, 2005 and 2006 include, in the opinion of management, all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of the financial results for the respective interim periods and are not necessarily indicative of results of operations to be expected for the entire fiscal year ending April 30, 2007.

2.                 Going Concern

The Company’s financial statements as of and for the three months ended July 31, 2006 have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. The Company has sustained losses and negative cash flows from operations in recent years and expects these conditions to continue for the foreseeable future. At July 31, 2006, the Company had an accumulated deficit of $51,440,650. The level of cash required for operations during the remaining quarters of fiscal year 2007 is difficult to predict, and management anticipates that development of its new product will require additional capital. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management intends to seek additional debt or equity financing as it continues to develop its new product. However, the Company may not be able to obtain such financing on acceptable terms or at all. If the Company is unable to obtain such additional financing, it will be required to significantly revise its business plan and drastically reduce operating expenditures such that it may not be able to develop or enhance its product, gain market share in the United States of America or respond to competitive pressures or unanticipated requirements, which could seriously harm its business, financial position and results of operations. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

3.                 Net Earnings (Loss) per Common Share

Basic net earnings (loss) per common share was computed by dividing the net income (loss) to common shareholders by the weighted average number of common shares outstanding. Diluted net loss per common share reflects the potential dilution that could occur if holders of warrants and options that are not anti-dilutive convert their holdings into common stock. Diluted net loss per common share does not differ from basic net loss per common share in the three months ended July 31, 2006 since the potentially dilutive shares are anti-dilutive. Certain warrants outstanding during the three months ended July 31, 2005 were potentially dilutive and considered to be common stock equivalents. The net earnings to common shareholders for the three months ended July 31, 2005 was adjusted for the decrease in fair value of putable warrants and the weighted average number of shares used for the basic net earnings per share computation was increased by the shares issuable under the warrants as follows:

	Three months ended July 31,
	2005	2006
Numerator:
Net income (loss) to common shareholders for basic net earnings (loss) per common share	$4,851,551	$(4,097,562)
Effect of dilutive securities—decrease in fair value of putable warrants	(6,453,938)	—
Net loss to common shareholders for diluted loss per common share	$(1,602,387)	$(4,097,562)

	Three months ended July 31,
	2005	2006
Denominator:
Weighted average shares outstanding for basic net earnings (loss) per common share	1,102,442	9,122,941
Effect of dilutive securities—shares issuable under warrant agreements	1,036,932	—
Weighted average shares outstanding for diluted net loss per common share	2,139,374	9,122,941

Options and warrants to purchase 515,118 and 2,159,351 shares of common stock were excluded from the computation for the three months ended July 31, 2005 and 2006, respectively, because they were anti-dilutive.

4.                 Stock-Based Compensation

On May 1, 2006, the Company adopted Statement of Financial Accounting Standards (“SFAS”) No. 123R (revised 2004), Share-Based Payment, and elected the modified prospective application transition method. SFAS No. 123R is a revision of SFAS No. 123, Accounting for Stock-Based Compensation, and supersedes Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and its related guidance. As required by SFAS No. 123R, the Company recognizes compensation expense during the service period of stock-based awards that are granted, modified, repurchased, or cancelled after May 1, 2006 using the grant-date fair value of the award. In addition, compensation expense is recognized for awards granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value of the award. In accordance with the modified prospective application transition method of SFAS No. 123R, prior period results are not restated. Incremental compensation cost for a modification of the terms or conditions of an award is measured by comparing the fair value of the modified award with the fair value of the award immediately before the modification. The Company has also implemented the SEC interpretations in Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payments, in connection with the adoption of SFAS No. 123R.

Prior to the adoption of SFAS No. 123R, the Company accounted for stock options granted to employees using the intrinsic value method under the guidance of APB No. 25, and provided pro forma disclosure as required by SFAS No. 123. No stock-based compensation cost was recognized in the statement of operations for the three months ended July 31, 2005 as all options granted had an exercise price equal to the market value of the underlying common stock of the Company at the date of grant. Stock options issued to non-employees were accounted for as required by SFAS No. 123. However, no stock options were granted to non-employees during the three months ended July 31, 2005.

Stock-Based Compensation Expense

Stock-based compensation is classified in the same expense lines as cash compensation in accordance with SAB No. 107. Stock-based compensation expense included in the statement of operations as a result of adopting SFAS No. 123R is as follows:

Three months ended July 31, 2006
Sales and marketing	$22,054
General and administrative	530,841
Research and development(1)	120,345
Total stock-based compensation	$673,240
Impact of adopting SFAS No. 123R on reported basic and diluted net loss per share	$(0.07)

(1)          Includes $14,910 of stock-based compensation expense related to non-employees.

The Company recognizes compensation expense for stock options on a straight-line basis over the requisite service period of the award. The amount of stock-based compensation recognized is based on the value of the portions of the awards that are ultimately expected to vest. SFAS No. 123R requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. No compensation cost is recognized for instruments that employees forfeit because the requisite service is not rendered. Previously recognized compensation cost is not reversed if an employee stock option for which the requisite service has been rendered expires unexercised. The Company uses historical forfeitures and employee turnover to estimate the number of options that will actually vest. The Company will reevaluate this estimate periodically and adjust the forfeiture rate on a prospective basis as necessary.

In accordance with the modified prospective application transition method of SFAS No. 123R, financial results for prior periods have not been restated. For purposes of the pro forma disclosures required by SFAS No. 123, the Company amortized the grant-date fair value of employee stock options over the vesting period and accounted for forfeitures as they occurred. The following table illustrates the effect on net income and net earnings (loss) per share if the Company had recorded compensation expense for employee stock options under the provisions of SFAS No. 123 for the three months ended July 31, 2005:

Three months ended July 31, 2005
Net income to common shareholders—as reported	$4,851,551
Stock-based employee compensation expense	(382,181)
Net income to common shareholders—pro forma	$4,469,370
Basic net earnings per common share
As reported	$4.40
Pro forma	4.05
Diluted net loss per common share
As reported	(0.75)
Pro forma	(0.93)

SFAS No. 123R requires the cash flows from the tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options (“excess tax benefits”) to be classified as financing cash flows. Due to the Company’s history of net operating losses and current tax position, there are not any material excess tax benefits.

As of July 31, 2006, there was $3,897,801 of total unrecognized stock-based compensation cost and the Company expects that cost to be recognized over a weighted-average recognition period of 2.8 years.

Stock Option Activity

At July 31, 2006, 362,905 shares remain available for grant under the Company’s five authorized stock option plans. Of the 949,535 options outstanding at July 31, 2006, 557,365 were issued outside of the authorized plans. Generally, the exercise price of an option is set at the price of the Company’s stock on the grant date. Options typically vest over four years and have a maximum contractual term of ten years. Certain option awards provide for accelerated vesting if there is a change in control.

The following table summarizes information about stock options for the three months ended July 31, 2006:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value(1)
Outstanding, April 30, 2006	903,253	$9.70
Granted	146,229	7.66
Exercised	—	—
Forfeited/Expired	(99,947)	10.23
Outstanding, July 31, 2006	949,535	9.33	6.9	$180
Vested and expected to vest, July 31, 2006	824,744	9.43	6.9	$180
Exercisable, July 31, 2006	313,775	10.53	6.5	$180

(1)          This disclosure excludes those options that have no intrinsic value (i.e. those options that are out of the money using the closing market price of the Company’s stock on July 31, 2006 of $5.30 per share).

On May 10, 2006, the Company awarded non-qualified stock options for the purchase of 5,000 shares of common stock to each of the Company’s six non-employee directors. The options vest immediately, are exercisable at $10.50 per share, and expire on May 10, 2016. In addition, the Company awarded a non-qualified stock option for the purchase of 25,000 shares of common stock to the Vice President, Marketing. The option vests over 4 years, is exercisable at $10.50 per share, and expires on May 10, 2016.

On June 21, 2006, the Company awarded a non-qualified stock option for the purchase of 91,229 shares of common stock to the Vice President, Finance and Chief Financial Officer. The option vests over 4 years, is exercisable at $5.95 per share, and expires on June 21, 2016.

Net cash proceeds from the exercise of stock options were $1,125 in the three months ended July 31, 2005. The aggregate intrinsic value of options exercised (the amount by which the market price of the stock on date of exercise exceeded the market price of the stock on the date of grant) was $2,063 during the three months ended July 31, 2005. Due to the Company’s current tax position, no tax benefit was recognized as a result of option exercises in the three months ended July 31, 2005. There were no stock options exercised during the three months ended July 31, 2006. The Company issues new shares for stock options exercised.

Stock Option Valuation

The Company uses the Black-Scholes-Merton formula to estimate the grant date fair value of its stock options using the following assumptions:

	Three months ended July 31,
	2005	2006
Options granted	20,500	146,229
Weighted average exercise price	$7.50	$7.66
Weighted average grant date fair value	$7.31	$6.25
Expected dividend yield rate(1)	0%	0%
Risk free interest rate(2)	4.2%	5.0 to 5.1%
Expected term(3)	10 years	5.0 to 6.3 years
Expected volatility(4)	136.0%	111.1 to 111.2%
Weighted-average volatility	136.0%	111.1%

(1)          Expected dividend yield rate—The Company has not historically paid a cash dividend and does not intend to pay dividends in the future. Therefore, the Company has assumed an expected dividend yield rate of zero.

(2)          Risk free interest rate—The Company uses yield rates on U.S. Treasury securities for a period approximating the expected term of the award to estimate the risk-free interest rate in its grant-date fair value assessment. For fiscal year 2007, the rate is based on the U.S. Treasury interest rates whose term is consistent with the expected term of the stock option. For fiscal year 2006, the rate was based on the U.S. Treasury interest rate for the term consistent with the maturity of the option.

(3)          Expected term—Due to the limited number of historical stock options exercised, the Company has elected to use the “simplified” method for estimating the expected terms of options in fiscal year 2007 as allowed under SAB 107. Under this approach, the expected term was calculated by taking the average of the vesting term and the original contract term. In fiscal year 2006, the Company used the contractual life of the option as the expected term.

(4)          Expected volatility—For stock option grants in fiscal year 2007, the Company uses at least three years of historical monthly price observations to estimate volatility. For stock option grants in fiscal year

2006, the Company used weekly price observations beginning in August 2003, the date of acquisition of certain technology used in continuing operations.

5.                 Shareholders’ Equity

Registration Statement for Public Offering of Common Stock

On August 8, 2006, the Company requested withdrawal of its registration statement on Form SB-2 originally filed with the Securities and Exchange Commission on May 19, 2006 related to a proposed public offering of common stock. Due to unsettled conditions in the equity markets, the Company decided not to pursue a public offering at that time.

Reverse Stock Split

On May 31, 2006, the Company effected a reverse stock split pursuant to which every ten shares of common stock and every ten shares of preferred stock were combined into one share of common stock and one share of preferred stock, respectively, without any change in the par value of the shares. The authorized capital stock was reduced in like manner. No fractional shares were issued as a result of the reverse split, and $229 has been paid for fractional share interests. The reverse split was approved by the Company’s board of directors without shareholder approval in accordance with the requirements of Minnesota law. Historical share data presented herein gives retroactive effect to this reverse stock split.

Stock Warrants

The Company had warrants outstanding to purchase 1,168,498 shares of the Company’s common stock at prices ranging from $3.25 to $67.50 per share at July 31, 2006 and April 30, 2006. The warrants expire at various dates through March 2015.

6.                 Employment Agreements

Current Vice President, Finance and Chief Financial Officer

In May 2006, the Company entered into a written, at-will employment agreement with Eapen Chacko, who joined the Company on June 21, 2006, as Vice President, Finance and Chief Financial Officer. Mr. Chacko assumed the roles of principal financial officer and principal accounting officer effective at the close of business on July 31, 2006. Mr. Chacko receives an annual base salary of $200,000 and is eligible to receive performance-based cash bonuses. The employment agreement provides that a severance payment will be made if the employment is terminated by the Company without cause, or by the employee for good reason, including, but not limited to, a reduction of the employee’s compensation; a reduction of authority and responsibility; a relocation of place of employment; or a breach of the employment agreement by the Company. The severance payment would be six months of base salary and, if at the end of such six-month period, Mr. Chacko is not employed or engaged as an independent contractor, the Company would pay him up to an additional six months of base salary until he is employed or engaged as an independent contractor. In addition to payments of base salary, the Company has agreed to pay or reimburse Mr. Chacko for medical (COBRA) benefits for the periods covered by the severance payments. In addition, Mr. Chacko has agreed to certain nondisclosure and invention provisions and certain noncompetition and nonrecruitment provisions during the term of employment and for a period of one year after termination of employment.

Former Vice President, Finance and Chief Financial Officer

In April 2006, the Company entered into an amendment to the employment agreement (the “First Amendment”) with John H. Jungbauer, then the Company’s Vice President, Finance and Chief Financial Officer, to reflect the mutual decision reached concerning Mr. Jungbauer’s departure from the Company. Mr. Jungbauer’s employment ceased effective at the close of business on July 31, 2006. A severance payment of $100,000 was paid on July 31, 2006 and an additional $100,000 will be paid to Mr. Jungbauer in January 2007. In addition to these severance payments, the Company has agreed to pay or reimburse Mr. Jungbauer for medical (COBRA) benefits. The Company recorded $94,291 in the three months ended July 31, 2006 and $131,793 in fiscal year 2006 related to the severance payments, related payroll taxes, and medical benefits.

In connection with the First Amendment, the Company agreed to amend Mr. Jungbauer’s stock option agreements to provide that his options, to the extent vested on the termination date, would be exercisable for a period of twelve months following the termination of Mr. Jungbauer’s employment. The original terms of Mr. Jungbauer’s stock option agreements for the purchase of 144,012 shares of the Company’s common stock provided that he had three months following termination of employment to exercise the vested portions. The Company accounted for the modification in accordance with the provisions of APB No. 25 and recorded compensation expense of $87,353 in fiscal year 2006 to reflect the intrinsic value of the excess of the market price of the Company’s common stock at the date of modification over the exercise price of the vested stock options.

In July 2006, the Company entered into a second amendment to the employment agreement (the “Second Amendment”) with Mr. Jungbauer to retroactively rescind the provision in the First Amendment that provided Mr. Jungbauer twelve months following termination of employment to exercise the vested portions of his stock options and revert to the original terms of the stock option agreements that provide Mr. Jungbauer three months following termination of employment to exercise the vested portions thereof. Options to purchase 44,065 shares of the Company’s common stock had vested as of July 31, 2006. The Company accounted for the subsequent modification of the exercise period in fiscal year 2007 in accordance with the provisions of SFAS No. 123R. Accordingly, no incremental compensation was recorded in fiscal year 2007 as the fair value of the modified stock option agreements was less than the fair value immediately before the modification.

Other Separations

During the three months ended July 31, 2005, the Company entered into a separation agreement with an employee, resulting in a charge to general and administrative expense for severance pay of $40,382.

The following table summarizes the severance charges:

Balance as of April 30, 2005	$24,834
Severance charges in fiscal year 2006	172,175
Cash usage in fiscal year 2006	(65,216)
Balance as of April 30, 2006	131,793
Severance charges in the first quarter of fiscal year 2007	94,291
Cash usage in the first quarter of fiscal year 2007	(100,000)
Balance as of July 31, 2006	$126,084

7.                 Litigation

On March 10, 2006, J Giordano Securities LLC (d/b/a J Giordano Securities Group) (“JGSG”) filed suit against the Company in U.S. District Court for the District of Connecticut. JGSG, which acted as a private placement agent for the Company in connection with sales of the Company’s securities to private investors in April 2005, asserts claims for breach of contract, unjust enrichment and quantum meruit. JGSG contends it is owed certain fees as a result of “follow on transactions” executed by investors identified by JGSG, pursuant to the engagement agreement, as amended, between the Company and JGSG or, in the alternative, that it should be awarded such fees on an equitable basis. In particular, JGSG claims that the exercise of outstanding warrants for the purchase of common stock by certain JGSG-identified investors and the Company’s purchase of outstanding shares of 5% Series A Redeemable Convertible Preferred Stock from certain JGSG-identified investors in December 2005 and January 2006 entitle JGSG to damages no less than $1,431,769. JGSG seeks (a) $279,191 in cash commissions, (b) warrants for the purchase of 85,905 shares at $3.25 per share, (c) lost profits of $751,669 on the argument that JGSG would have exercised the foregoing warrant and sold 85,905 shares on December 30, 2005, at a price of $12.00 per share, and (d) the $400,909 in cash commissions the Company paid C.E. Unterberg, Towbin, LLC. JGSG also seeks reimbursement for reasonable expenses, interest, costs and attorneys’ fees. The U.S. District Court for the District of Connecticut has referred the matter to NASD arbitration; however, there remains a motion to determine the venue of the NASD arbitration pending before the federal court.

On May 26, 2006, JGSG notified the Company by letter that, pursuant to the agreement, it may claim compensation arising out of alleged rights to serve as a co-managing underwriter or member of the underwriting group of a proposed public offering set forth in the registration statement on Form SB-2 the Company filed with the Securities and Exchange Commission on May 19, 2006. Due to market conditions, the Company requested a withdrawal of such registration statement on August 9, 2006.

The Company believes that this lawsuit is without merit and intends to vigorously defend itself.

8.                 Discontinued Operations

On November 17, 2004, the Company’s board of directors authorized management to cease production of heart valves but to continue marketing the valves while exploring the merits of possible strategic alternatives for the heart valve business, including, but not limited to, a joint venture with another party or the sale of the business. Following exploration of a number of alternatives, management concluded in April 2005 that an orderly winding up of the valve business was the Company’s best alternative. On April 6, 2005, the Company’s board authorized management to discontinue sales and marketing of heart valves effective April 30, 2005, and to seek a buyer for the related production equipment.

As a result of the Company’s discontinuance of the heart valve business, the Company made a determination during the fourth quarter of fiscal year 2005 that the remaining assets of the heart valve operations should be considered “held for sale” pursuant to SFAS No. 144, “Accounting for Impairment or Disposal of Long-Lived Assets.”  Pursuant to SFAS No. 144, the Company ceased depreciation of property and equipment held for sale and evaluated whether any of the long-lived assets of the discontinued heart valve business were impaired. Based upon the estimated selling prices of these assets, management concluded that the carrying value of these assets was not impaired. The Company has sold or disposed of the majority of the equipment and the carrying value of the remaining net assets of the heart valve business are reported as assets of discontinued operations on the Company’s balance sheet.

Valve business revenues and (loss) income before income taxes included in discontinued operations are as follows:

	Three months ended July 31,
	2005	2006
Revenues	$338,333	$—
(Loss) income before income taxes	$(102,969)	$9,054

The carrying amounts and major classes of the assets, which are presented as assets of discontinued operations on the accompanying balance sheets are as follows:

	April 30, 2006	July 31, 2006
Prepaid expenses	$89,782	$89,782
Total current assets of discontinued operations	89,782	89,782
Property, plant and equipment, net	—	—
Other long-term assets	87,323	64,877
Total non-current assets of discontinued operations	87,323	64,877
Assets of discontinued operations	$177,105	$154,659

9.                 Geographic Information

The following table summarizes net sales, all of which are reported as part of discontinued operations, by geographic area:

	Three months ended July 31,
	2005	2006
Europe	$279,435	$—
United States	58,898	—
Total	$338,333	$—

Substantially all of the Company’s operations and assets were based in the United States for all periods presented.

MEDICALCV, INC.

892,857 Shares of Common Stock

PROSPECTUS

           , 2006

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.         INDEMNIFICATION OF DIRECTORS AND OFFICERS.

We are governed by Minnesota Statutes Chapter 302A. Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to any proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines, including, without limitation, excise taxes assessed against such person with respect to an employee benefit plan, settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person has not been indemnified by another organization or employee benefit plan for the same expenses with respect to the same acts or omissions; acted in good faith; received no improper personal benefit and Section 302A.255, if applicable, has been satisfied; in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and in the case of acts or omissions by persons in their official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation; or in the case of acts or omissions by persons in their capacity for other organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation.

As permitted by Section 302A.251 of the Minnesota Statutes, Article 6 of our articles of incorporation provides that we will indemnify our directors in the manner and to the fullest extent permitted by law. Section 6.1 of our bylaws provides that we will indemnify, in accordance with the terms and conditions of Section 302A.521 of the Minnesota Statutes, the following persons: (a) officers and former officers; (b) directors and former directors; (c) members and former members of committees appointed or designated by the board of directors; and (d) employees and former employees.

ITEM 25.         OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The estimated expenses in connection with the issuance and distribution of the securities registered hereby are set forth in the following table. All amounts presented, other than the SEC registration fee, are estimates.

SEC registration fee	$365
Legal fees and expenses	100,000
Accounting fees and expenses	50,000
Blue sky fees and expenses	10,000
Transfer agent fees and expenses	5,000
Printing expenses	10,000
Miscellaneous	9,635
Total	$185,000

ITEM 26.         RECENT SALES OF UNREGISTERED SECURITIES.

The following sets forth certain information concerning the securities we have sold within the past three years without registering such securities under the Securities Act.

(a)   On November 13, 2003, we issued to PKM a ten-year warrant to purchase 7,738 shares of our common stock at an exercise price of $16.80 per share. We issued this warrant in consideration of amendment to the one-year $1.0 million term debt arrangement with PKM, which provided for an additional $500,000 of borrowings. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 29,278 shares at $4.44 per share.

(b)   On November 24, 2003, we issued to Draft Co., an unrelated third party, ten-year warrants to purchase 9,090 shares of our common stock at an exercise price of $14.30 per share. We issued this warrant in consideration of a loan agreement to borrow $500,000, pursuant to a note maturing June 30, 2004 and bearing interest at a rate of 10.0 percent per year. This note was repaid on June 30, 2004. As a result of anti-dilution adjustments through October 31, 2006, this warrant as reallocated is exercisable in the aggregate for 30,587 shares at $4.25 per share.

(c)   On February 3, 2004, we issued to PKM a ten-year warrant to purchase 33,093 shares of our common stock at an exercise price of $20.00 per share. We issued this warrant in connection with the extension of the maturity date of the January 2003 Discretionary Credit Agreement to June 30, 2005. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 143,260 shares at $4.62 per share.

(d)   On February 3, 2004, we issued to Mr. Hauser a ten-year warrant to purchase 13,600 shares of our common stock at an exercise price of $20.00 per share. We issued this warrant in connection with the extension by Mr. Hauser of the maturity date of the $1.0 million financing he provided to June 30, 2005. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 58,874 shares at $4.62 per share.

(e)   Between February 2004 and May 2004, we conducted a private placement to accredited investors of units, each unit consisting of one share of common stock and one warrant to purchase one share of common stock. We sold 273,076 units for aggregate gross proceeds of $4,014,223. The five-year warrants sold with the common stock are exercisable to purchase an aggregate of 273,076 shares of common stock at an exercise price of $16.00 per share. In connection with such placement, we issued our agent a five-year warrant to purchase 12,327 units at an exercise price of $18.375 per unit, paid our agent cash commissions of $181,210 and paid our agent a non-accountable expense allowance of $67,954. As a result of anti-dilution adjustments through October 31, 2006, this warrant as reallocated is exercisable in the aggregate for 49,022 units at $4.62 per unit. In connection with such placement, we issued a finder a five-year warrant to purchase 9,518 units at an exercise price of $18.375 per unit, paid a finder a finder’s fee of $139,928 and reimbursed a finder for expenses of $4,163. As a result of anti-dilution adjustments, this warrant became exercisable for 37,214 units at $4.70 per unit. As set forth in paragraphs (t) and (u) below, during March and April 2006, this unit warrant was exercised in full on a net exercise basis. The warrants underlying the unit warrants issued to the agent and the finder are exercisable for a period of five-years at an exercise price of $18.375 per share.

(f)    On August 26, 2004, we issued a five-year option, exercisable at $13.00 per share, for the purchase of 2,500 shares of common stock to Blair P. Mowery. This option, which was granted outside our shareholder-approved plans, was issued in consideration of services rendered by Mr. Mowery to our company.

(g)   On November 17, 2004, we issued to PKM a ten-year warrant to purchase 3,401 shares of our common stock at a per share exercise price equal to the lower of (1) $14.70 or (2) the price at which we first sell our common stock or units (minus the value of the warrant component thereof determined at the date of sale thereof using the Black-Scholes-Merton formula) after November 17, 2004, but not less than $10.00. We issued this warrant in consideration of our entry into a discretionary credit agreement with PKM. As a result of anti-dilution adjustments through October 31, 2006, this warrant is exercisable for 11,494 shares at $4.35 per share.

(h)   On December 1, 2004, as a result of the U.S. Food and Drug Administration’s grant of 510(k) market clearance for the ATRILAZE surgical ablation system, we became obligated pursuant to the LightWave Agreement to issue a common stock purchase warrant to LightWave. On December 1, 2004, we issued to LightWave a seven-year warrant to purchase 2,500 shares of our common stock at an exercise price of $14.60 per share. We issued this warrant, pursuant to the terms of the LightWave

Agreement, in partial consideration of our acquisition of a technology platform for cardiac tissue ablation from such company.

(i)    On December 31, 2004, we issued $225,000 principal amount of convertible bridge notes due May 31, 2005, to certain accredited investors. On January 13, 2005, we issued $200,000 principal amount of convertible bridge notes due May 31, 2005, to an accredited investor. The notes bore interest at the rate of 10 percent per year and were convertible into securities to be issued in our next equity financing. On April 1, 2005, each investor converted the entire unpaid principal and all accrued but unpaid interest under the note into preferred stock and common stock purchase warrants (as described in paragraph (l) below). In connection with this financing, we issued a five-year bridge warrant to each investor for the purchase of a number of shares of common stock equal to 20 percent of the principal amount of such investor’s note. Such warrants are exercisable to purchase common stock at $5.00 per share. In connection with these issuances, we paid Tower, a cash commission equal to 8 percent of the gross proceeds raised from investors introduced to us by Tower and we agreed to issue a five-year common stock purchase warrant to Tower for the purchase of a number of shares equal to 8 percent of the total possible shares issuable to Tower-introduced investors in this financing at an exercise price of $6.25 per share.

(j)    On March 3, 2005, we entered into a February 2005 Credit Agreement with PKM. The Agreement provided for a $500,000 discretionary credit facility under which PKM made available to us up to $500,000 in the form of loans bearing interest in 10 percent per year. Principal and interest were due on the amounts borrowed no later than June 16, 2005. This debt and the other amounts we borrowed from PKM were collateralized by substantially all of our assets. A February 2005 Discretionary Credit Note reflected this indebtedness. As additional consideration, we issued to PKM a ten-year warrant for the purchase of 75,000 shares of our common stock at an exercise price of $5.00 per share. We also acknowledged a fourth amendment to the first amended and restated subordination and intercreditor agreement by and between PKM and Mr. Hauser. We also agreed to pay the legal and administrative expenses incurred by PKM associated with this transaction. PKM subsequently transferred warrants for the purchase of 25,541 shares to third parties. As a result of anti-dilution adjustments through October 31, 2006, the remaining warrant held by PKM is exercisable for 72,734 shares at $3.40 per share.

(k)   On March 21, 2005, we granted a stock option for the purchase of 5,000 shares of common stock to David B. Kaysen and we granted a stock option for the purchase of 5,000 shares of common stock to Susan L. Critzer. Mr. Kaysen and Ms. Critzer are two of our non-employee directors. These options were granted outside our shareholder-approved plans, they were 100 percent vested at the date of grant, and they are exercisable at $10.00 per share. These options expire on March 21, 2015.

(l)    On April 1, 2005, under the terms of a Securities Purchase Agreement with accredited investors, we issued 1,803 shares of 5% Series A Redeemable Convertible Preferred Stock (“Preferred Stock”) to such investors and warrants for the purchase of 2,705,250 shares of common stock to such investors. Each share of Preferred Stock was convertible into the number of shares of common stock equal to the $10,000 stated value divided by $5.00, subject to anti-dilution adjustments. As a result, the 1,803 preferred shares sold could have been converted into 3,607,000 shares of common stock, subject to anti-dilution adjustments. The terms of the Preferred Stock included dividend, protective, liquidation and conversion rights. The Preferred Stock was sold along with warrants to purchase a number of shares of common stock equal to 75 percent of the number of shares of common stock initially issuable upon conversion of the Preferred Stock. The warrants had a term of five years and were exercisable at $5.00 per share, subject to anti-dilution adjustments. If the shares issuable upon exercise of the warrants had not been registered for resale at the time of exercise, each warrant would have allowed the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant. We obtained gross cash proceeds of $13,603,000 at the closing (net of $30,000 in legal fees which were offset by the lead investor). We also converted $4,402,000 of indebtedness into the above-referenced securities. We paid our placement agent cash commissions of $573,000, we repaid an outstanding debt obligation to PKM of $502,708, and we paid a finder a finder’s fee of $244,980. We issued warrants for the purchase of 163,596 shares of common stock to our placement agent and finder on substantially the same terms as the investor warrants. Of such warrants, warrants for the purchase of 40,996 shares of common stock originally issued to the finder remained outstanding at October 31, 2006. We also agreed to reimburse our placement agent and finder for expenses, and to reimburse PKM in connection with its legal fees.

(m)  Effective April 1, 2005, we awarded (1) a non-qualified stock option for the purchase of 344,034 shares of common stock to Marc P. Flores, our President and Chief Executive Officer, (2) a non-qualified stock option for the purchase of 129,013 shares of common stock to John H. Jungbauer, our Vice President, Finance and Chief Financial Officer, (3) a non-qualified stock option for the purchase of 64,506 shares of common stock to Adam L. Berman, our Vice President, Research and Development, (4) a non-qualified stock option for the purchase of 64,506 shares of common stock to Robert W. Clapp, our Vice President, Operations, (5) a non-qualified stock option for the purchase of 21,502 shares of common stock to Dennis E. Steger, our Vice President, Regulatory Affairs and Quality Assurance, and (6) a non-qualified stock option for the purchase of 43,004 shares of common stock to a former employee. The foregoing options were issued outside our employee benefit plans. Such options vest to the extent of 25 percent on the first anniversary of the date of grant and 6.25 percent quarterly thereafter. They are exercisable at $8.90 per share. These options expire on April 1, 2012.

(n)   On April 22, 2005, we issued 650 shares of common stock to Mid-South Capital, Inc. and 2,600 shares of common stock to Baxter Capital Advisers, Inc. These shares were issued as consideration for services rendered pursuant to the terms of a financial consulting agreement between our company and Mid-South Capital, Inc., dated February 3, 2005.

(o)   On April 25, 2005, we issued a warrant for the purchase of 6,800 shares of common stock to Tower. This warrant was issued as consideration for services rendered in connection with our December 2004 and January 2005 bridge financing pursuant to the terms of a letter agreement between our company and Tower, dated December 8, 2004. The warrant is exercisable at $6.25 per share, which was 125 percent of the price at which our common stock equivalents were sold in the bridge financing. This warrant expires on January 13, 2010.

(p)   On April 28, 2005, we issued 8,000 shares of common stock to ROI Group Associates, Inc. These shares were issued as consideration for investor relations services rendered pursuant to the terms of a service agreement between our company and ROI Group Associates, Inc., dated January 24, 2005.

(q)   On June 7, 2005, we issued 20,000 shares of common stock, upon the conversion of 10 shares of Preferred Stock, to an accredited investor. On July 13, 2005, we issued 10,000 shares of common stock, upon the conversion of 5 shares of Preferred Stock, to an accredited investor. On July 14, 2005, we issued an aggregate of 20,000 shares of common stock, upon the conversion of an aggregate of 10 shares of Preferred Stock, to four accredited investors. On September 15, 2005, we issued 10,000 shares of common stock, upon the conversion of 5 shares of Preferred Stock, to an accredited investor. On October 18, 2005, we issued 6,000 shares of common stock, upon the conversion of 3 shares of Preferred Stock, to an accredited investor. Each of the foregoing issuances was made pursuant to the terms of the Certificate of Designation of the Rights and Preferences of the 5% Series A Redeemable Convertible Preferred Stock.

(r)    On December 22, 2005, pursuant to preferred stock acquisition agreements with the holders of an aggregate of 1,499 shares of preferred stock (the “PSAAs”), we acquired 297 shares of our Preferred Stock from PKM in consideration of the issuance of 913,253 shares of common stock. Also on December 22, 2005, pursuant to amended warrant agreements with such holders (the “AWAs”), PKM exercised a warrant for 445,200 shares of common stock on a net exercise basis, resulting in the issuance of 225,972 shares of common stock. On December 23, 2005, under the AWAs, holders of warrants for the purchase of 825,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of

$2,681,250 in connection with these warrant exercises. On December 27, 2005, under the PSAAs, we acquired 42 shares of Preferred Stock in consideration of the issuance of 129,232 shares of common stock. Also on December 27, 2005, under the AWAs, holders of warrants for the purchase of 450,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $1,462,500 in connection with these warrant exercises. On December 28, 2005, under the PSAAs, we acquired 370 shares of Preferred Stock in consideration of the issuance of 1,138,490 shares of common stock. Also on December 28, 2005, under the AWAs, holders of warrants for the purchase of 416,750 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $1,354,438 in connection with these warrant exercises. On December 29, 2005, under the PSAAs, we acquired 215 shares of Preferred Stock in consideration of the issuance of 661,555 shares of common stock. Also on December 29, 2005, under the AWAs, holders of warrants for the purchase of 160,000 shares of common stock exercised such warrants at $3.25 per share. We obtained gross proceeds of $520,000 in connection with these warrant exercises. On December 30, 2005, under the PSAAs, we acquired 575 shares of Preferred Stock in consideration of the issuance of 1,769,275 shares of common stock.

In the aggregate, the foregoing issuances resulted in (1) our acquisition of 1,499 shares of Preferred Stock in consideration of our issuance of 4,611,805 shares of common stock to accredited investors, and (2) our receipt of gross proceeds of $6,018,188 in consideration of its issuance of 2,077,722 shares of common stock upon exercise of warrants by accredited investors. In connection with these transactions, we paid C.E. Unterberg, Towbin, LLC (“CEUT”), our exclusive financial advisor in connection with such transactions, a fee of $400,909 and reimbursed CEUT for $27,016 of expenses.

(s)    Following public announcement of our purchase of 1,499 shares of Preferred Stock, representatives of the remaining accredited investors holding Preferred Stock and related common stock purchase warrants inquired about the possibility of selling their Preferred Stock to our company, and exercising their related warrants, on the same terms. On January 6, 2006, pursuant to PSAAs, we acquired 271 shares of Preferred Stock in consideration of the issuance of 836,009 shares of common stock. Also on January 6, 2006, pursuant to AWAs, the same investors exercised warrants for the purchase of 423,050 shares of common stock. Of such number, warrants for the purchase of 271,850 shares were exercised for cash, yielding $883,513 in gross proceeds, and warrants for the purchase of 151,200 shares were exercised on a net exercise basis, resulting in the issuance of 76,745 shares of common stock. Also on January 6, 2006, pursuant to exercise notices dated January 5, 2006, we issued shares of common stock upon the exercise of certain other warrants. In particular, holders of warrants for the purchase of an aggregate of 107,850 shares of common stock, which were originally issued to our placement agent in our April 2005 financing, were exercised. Of such number, warrants for the purchase of 1,500 shares were exercised for cash, yielding $4,875 in gross proceeds, and warrants for the purchase of 106,350 shares were exercised on a net exercise basis, resulting in the issuance of 75,974 shares of common stock. We agreed to pay CEUT a fee of $44,419 in connection with the foregoing warrant exercises.

(t)    On March 22, 2006, Tower exercised a portion of its warrant to purchase 37,214 units on a net exercise basis, resulting in the issuance of (a) 11,270 shares of our common stock and (b) a warrant to purchase 11,270 shares of our common stock, at an exercise price of $18.375 per share, which expires on April 30, 2009. Following this partial exercise, Tower retained a unit warrant to purchase 14,989 units, at an exercise price of $4.70 per unit, which also expires on April 30, 2009. Each unit consists of one share of common stock and one warrant to purchase one share of common stock at an exercise price of $18.375 per share.

(u)   On April 19, 2006, Tower exercised its warrant to purchase 14,989 units on a net exercise basis, resulting in the issuance of (a) 8,738 shares of our common stock and (b) a warrant to purchase 8,738 shares of our common stock, at an exercise price of $18.375 per share, which expires on April 30, 2009.

(v)   On October 13, 2006, pursuant to the terms of a securities purchase agreement, we issued 714,286 shares of common stock to accredited investors and warrants for the purchase of an aggregate of 178,571 shares of common stock to such investors. We obtained gross proceeds of approximately $2.5 million in cash at the closing. We paid our placement agent cash commissions of $150,000 and we reimbursed our placement agent for $13,750 in expenses. The warrants are exercisable for a period of five years at an exercise price of $4.365 per share, subject to basic, and for a period of 9 months, full-ratchet anti-dilution adjustments. If the shares issuable upon exercise of the warrants are not registered for resale at the time of exercise and they are required to be so registered at that time, each warrant allows the holder to convert the warrants into common stock without any cash consideration in exchange for the surrender of the remaining shares of common stock otherwise purchasable upon exercise of the warrant. In connection with the securities purchase agreement, we granted the investors a 12-month right of participation in subsequent financings. We agreed not to create or authorize any senior securities or undertake a reverse or forward stock split or reclassification, without the consent of the purchasers of a majority of the shares, for a period of 18 months. We also agreed not to enter into any variable rate transactions for a period of 18 months.

Each of the foregoing issuances was made in reliance upon the exemption provided in Section 4(2), Section 3(a)(9), and/or the safe harbor provided by Rule 506 of the Securities Act. Such securities are restricted as to sale or transfer, unless registered under the Securities Act, and certificates representing such securities contain restrictive legends preventing sale, transfer or other disposition, unless registered under the Securities Act. In addition, the recipients of such securities received, or had access to, material information concerning MedicalCV, including, but not limited to, our reports on Form 10-KSB, Form 10-QSB and Form 8-K, as filed with the SEC, including amendments to such reports. Other than as noted above, no underwriting commissions or discounts were paid with respect to the issuances of such securities.

ITEM 27.         EXHIBITS.

See “Index to Exhibits.”

ITEM 28.         UNDERTAKINGS.

(a)   The small business issuer hereby undertakes to:

(1)   File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

(i)             Include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)         Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)     Include any additional or changed material information on the plan of distribution.

(2)   For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

(3)   File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(4)   For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i)             Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424 (§230.424 of this chapter);

(ii)         Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

(iii)     The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

(iv)       Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser.

(e)   Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer, or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(g)   That, for the purpose of determining liability under the Securities Act to any purchaser:

(1)   If the small business issuer is relying on Rule 430B (§230.430B of this chapter):

(i)             Each prospectus filed by the undersigned small business issuer pursuant to Rule 424(b)(3) (§230.424(b)(3) of this chapter) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(ii)         Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) (§230.424(b)(2), (b)(5), or (b)(7) of this chapter) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) (§230.415(a)(1)(i), (vii), or (x) of this chapter) for the purpose of providing the information required by section 10(a) of the Securities Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(2)   If the small business issuer is subject to Rule 430C (§230.430C of this chapter), each prospectus filed pursuant to Rule 424(b) (§230.424(b) of this chapter) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A (§230.430A of this chapter), shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing this Registration Statement on Form SB-2 and has authorized this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of Minnesota, on November 17, 2006.

MEDICALCV, INC.
By	/s/ MARC P. FLORES
Marc P. Flores
President and Chief Executive Officer

POWER OF ATTORNEY

Each person whose signature appears below constitutes and appoints Marc P. Flores and Eapen Chacko, each or either of them, such person’s true and lawful attorney-in-fact and agent with full power of substitution and resubstitution for such person and in such person’s name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing necessary or desirable to be done in and about the premises, as fully to all intents and purposes as such person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ MARC P. FLORES	President and Chief Executive Officer	November 17, 2006
Marc P. Flores	(Principal Executive Officer)
/s/ EAPEN CHACKO	Vice President, Finance and Chief Financial Officer	November 17, 2006
Eapen Chacko	(Principal Accounting Officer and Principal Financial Officer)
/s/ SUSAN L. CRITZER	Chairperson of the Board	November 17, 2006
Susan L. Critzer
/s/ LARRY G. HAIMOVITCH	Director	November 17, 2006
Larry G. Haimovitch
/s/ DAVID B. KAYSEN	Director	November 17, 2006
David B. Kaysen
/s/ PAUL K. MILLER	Director	November 17, 2006
Paul K. Miller
/s/ J. ROBERT PAULSON, JR.	Director	November 17, 2006
J. Robert Paulson, Jr.

INDEX TO EXHIBITS

Exhibit Number	Description
3.1	Restated Articles of Incorporation of the Registrant, as Amended (incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2, filed on June 6, 2006 (File No. 333-134315)).
3.2	Bylaws of the Registrant (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
4.1	Reference is made to Exhibits 3.1 and 3.2.
4.2	Specimen common stock certificate (incorporated by reference to Amendment No. 1 to our Registration Statement on Form SB-2, filed on June 6, 2006 (File No. 333-134315)).
5	Legal Opinion of Briggs and Morgan, P.A.
10.1	1992 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.2	1993 Director Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.3	1997 Stock Option Plan (incorporated by reference to our Registration Statement on Form SB-2, filed on August 31, 2001 (File No. 333-68884)).
10.4	Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to our Definitive Schedule 14A (Proxy Statement), filed on August 25, 2005 (File No. 000-33295)).
10.5

Common Stock Purchase Warrant issued by the Registrant to PKM Properties, LLC, dated January 17, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB/A, filed on April 4, 2003 (File No. 000-33295)).

10.6

Amendment to Warrants by and between the Registrant and PKM Properties, LLC, dated July 1, 2003 (incorporated by reference to our Current Report on Form 8-K, filed on July 14, 2003 (File No. 000 33295)).

10.7

Warrant Agreement to purchase 32,017 shares of common stock issued by the Registrant to PKM Properties, LLC, dated July 1, 2003 (incorporated by reference to our Current Report on Form 8-K, filed on July 14, 2003 (File No. 000-33295)).

10.8

Warrant Agreement to purchase 6,017 shares of common stock issued by the Registrant to PKM Properties, LLC, dated August 20, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 15, 2003 (File No. 000-33295)).

10.9

Warrant Agreement to purchase 7,738 shares of common stock issued by the Registrant to PKM Properties, LLC, dated November 13, 2003 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 22, 2004 (File No. 000-33295)).

10.10

Warrant Agreement to purchase 33,093 shares of common stock issued by the Registrant to PKM Properties, LLC, dated February 3, 2004 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.11

Non-Qualified Stock Option Agreement issued by the Registrant to Lawrence L. Horsch in the amount of 10,000 shares, dated August 19, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.12

Building Lease Agreement between the Registrant and PKM Properties, LLC, dated April 4, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.13

Technology Purchase Agreement between the Registrant and LightWave Ablation Systems, Inc., Gregory Brucker and Robert Svenson M.D., dated August 27, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.14

Technology Assignment Agreement between the Registrant, LightWave Ablation Systems, Inc., Robert H. Svenson, M.D. and Gregory Brucker, dated August 27, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.15

Proprietary Information and Inventions Agreement between the Registrant, Robert H. Svenson, M.D. and Gregory Brucker, dated August 10, 2003 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 29, 2004 (File No. 000-33295)).

10.16	Letter Agreement between the Registrant and Marc P. Flores, effective August 30, 2004 (incorporated by reference to our Current Report on Form 8-K, filed on September 2, 2004 (File No. 000-33295)).
10.17	Warrant Agreement issued to PKM Properties, LLC, dated November 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on November 23, 2004 (File No. 000-33295)).
10.18

Form of Bridge Note Purchase Agreement including form of convertible promissory note and form of common stock purchase warrant), dated December 31, 2004 (incorporated by reference to our Current Report on Form 8-K filed on January 14, 2005 (File No. 000-33295)).

10.19

February 2005 Discretionary Credit Agreement by and between the Registrant and PKM Properties, LLC, dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.20

February 2005 Discretionary Credit Note issued by the Registrant (maker) and PKM Properties, LLC (payee), dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.21

Warrant Agreement issued to PKM Properties, LLC, dated February 16, 2005, effective March 3, 2005 (incorporated by reference or our Current Report on Form 8-K/A filed on March 9, 2005 (File No. 000-33295)).

10.22

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 2001 Equity Incentive Plan issued to Executive Officers (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.23

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 1997 Stock Option Plan (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.24

Form of Non-Qualified Stock Option Agreement under the MedicalCV, Inc. 1993 Director Stock Option Plan (incorporated by reference to our Quarterly Report on Form 10-QSB filed on March 17, 2005 (File No. 000-33295)).

10.25	Form of Stand-Alone Non-Qualified Stock Option Agreement issued to Non-Employee Directors (incorporated by reference to our Current Report on Form 8-K filed on March 25, 2005 (File No. 000-33295)).
10.26

Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated March 31, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.27	Form of 2005 Private Placement Warrant (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).
10.28	Form of Debt Conversion Agreement dated March 29, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).
10.29

Registration Rights Agreement between the Registrant and the Investors named as signatories thereto, dated March 31, 2005 (effective April 1, 2005) (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.30

Engagement Letter between the Registrant and J Giordano Securities Group, dated December 17, 2004 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.31

Amendment to Engagement Letter between the Registrant and J Giordano Securities Group, dated March 16, 2005 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.32	Letter Agreement between the Registrant and Tower Finance, Ltd., dated December 8, 2004 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).
10.33

Amendment to Letter Agreement between the Registrant and Tower Finance, Ltd., dated March 16, 2005 (incorporated by reference to our Current Report on Form 8-K filed on April 4, 2005 (File No. 000-33295)).

10.34	2005 Director Stock Option Plan (incorporated by reference to our Definitive 14A (Proxy Statement), filed on August 25, 2005 (File No. 000-33295)).
10.35

Lease Termination Agreement entered into by and between PKM Properties, LLC and the Registrant, dated June 29, 2005 (incorporated by reference to our Quarterly Report on Form 10-QSB filed on September 14, 2005 (File No. 000-33295)).

10.36

Employment Agreement by and between Marc P. Flores and the Registrant, dated August 9, 2005 (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.37

Employment Agreement by and between John H. Jungbauer and the Registrant, dated August 9, 2005 (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.38

Form of Non-Qualified Stock Option Agreement Issued to Executive Officers and Other Key Employees (incorporated by reference to our Current Report on Form 8-K/A filed on August 9, 2005 (File No. 000-33295)).

10.39

Form of Non-Employee Director Stock Option Agreement issuable under the 2005 Director Stock Option Plan (incorporated by reference to our Current Report on Form 8-K filed on September 23, 2005 (File No. 000-33295)).

10.40	Letter Agreement by and between the Registrant and Marc P. Flores, dated November 2, 2005 (incorporated by reference to our Current Report on Form 8-K filed on November 8, 2005 (File No. 000-33295)).
10.41	Form of Amendment to Non-Qualified Stock Option Amendment (incorporated by reference to our Quarterly Report on Form 10-QSB filed on December 14, 2005 (File No. 000-33295)).
10.42

Form of Preferred Stock Acquisition Agreement, dated December 21, 2005 (including form of Registration Rights Agreement) (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.43

Form of Amendment No. 1 to Securities Purchase Agreement (originally dated March 31, 2005), dated December 21, 2005 (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.44

Form of Amendment No. 1 to Warrant Agreement (originally issued April 1, 2005), dated December 21, 2005 (incorporated by reference to our Current Report on Form 8-K filed on December 22, 2005 (File No. 000-33295)).

10.45

Form of Amendment to Executive Employment Agreement by and between John H. Jungbauer and the Registrant, dated April 6, 2006 (incorporated by reference to our Current Report on Form 8-K filed on April 7, 2006 (File No. 000-33295)).

10.46

Executive Employment Agreement by and between Adam L. Berman and the Registrant, dated August 17, 2005 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.47

Executive Employment Agreement by and between Robert W. Clapp and the Registrant, dated August 17, 2005 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.48

Executive Employment Agreement by and between Dennis E. Steger and the Registrant, dated August 18, 2005 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.49

Executive Employment Agreement by and between James E. Jeter and the Registrant, dated November 7, 2005 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.50

Executive Employment Agreement by and between Gary O. Tegan and the Registrant, dated April 19, 2006 (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.51

Restated Employment Agreement by and between Eapen Chacko and the Registrant, effective May 30, 2006 (incorporated by reference to our Current Report on Form 8-K filed on June 5, 2006 (File No. 000-33295)).

10.52

Form of Non-Qualified Stock Option Agreement issued to Directors under Amended and Restated 2001 Equity Incentive Plan (incorporated by reference to our Annual Report on Form 10-KSB filed on July 20, 2006 (File No. 000-33295)).

10.53

Second Amendment to Executive Employment Agreement by and between John H. Jungbauer and the Registrant, dated July 18, 2006 (incorporated by reference to our Current Report on Form 8-K filed on July 20, 2006 (File No. 000-33295)).

10.54

Securities Purchase Agreement between the Registrant and the Investors named as signatories thereto, dated October 13, 2006 (incorporated by reference to our Current Report on Form 8-K filed on October 16, 2006 (File No. 000-33295)).

10.55

Registration Rights Agreement between the Registrant and the Investors named as signatories thereto, dated October 13, 2006 (incorporated by reference to our Current Report on Form 8-K filed on October 16, 2006 (File No. 000-33295)).

10.56	Form of 2006 Private Placement Warrant (incorporated by reference to our Current Report on Form 8-K filed on October 16, 2006 (File No. 000-33295)).
10.57	Non-Employee Director Compensation Policy (incorporated by reference to our Current Report on Form 8-K filed on October 25, 2006 (File No. 000-33295)).
16.1	Letter on Change in Certifying Accountant, dated June 14, 2005 (incorporated by reference to our Current Report on Form 8-K filed on June 14, 2005 (File No. 000-33295)).
16.2	Letter on Change in Certifying Accountant, dated July 25, 2005 (incorporated by reference to our Current Report on Form 8-K filed on July 25, 2005 (File No. 000-33295)).
23.1	Consent of Briggs and Morgan, P.A. (included in Exhibit 5).
23.2	Consent of Independent Registered Public Accounting Firm.
23.3	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney (included on Signature Page).